Form 10-K405, Exhibit 13
period 1996-05-31
SCHMITT INDUSTRIES INC
filed 1996-08-30
CIK 922612

TO OUR SHAREHOLDERS

1996 was a year of accelerated growth and increasing profitability for Schmitt Industries, Inc. Fiscal 1996 saw many changes in personnel and product diversification for the Company. The acquisition of SMS, Schmitt Measurement Systems, Inc., brought the state of the art laser based surface and distance measurement technologies into the Company.

SMS successfully introduced several new products to the computer disk drive and micro electronic wafer markets. The Company's new TMS-2000 computer disk measurement system is becoming the industry standard for surface measurement of disks for hard drives. It provides users the fastest, most accurate measurements of any product in the market.

Operating results for the year continued to show we have the correct combination of product, people, and management. Our sales increased 60% to $7.1 million for the year, with net profits after tax increasing 390% to $1.2 million. We expect sales of Balancer and Measurement products to increase again in fiscal 1997.

The Company continues to evolve and change in products, people, technology, and opportunities. The addition of the SMS subsidiary has brought new customers in the semiconductor, wafer, and computer hard disk drive markets. Newly patented laser based technologies created in Fiscal Year 1996 will continue to impact our future upward growth.

I am proud of the people and the results our Company has achieved during Fiscal 1996. Major changes and adjustments have been successfully implemented, such as: two new patents on the SMS TMS-2000 machine, completion of the remodeling of the SMS facility, over 50 new Balancer applications, more international customer demand for our products, and new SMS measurement products added to our product offering for the future.

As we look toward the future, we are reminded of our vision for the Company:

"TO PROVIDE THE BEST POSSIBLE PRODUCTS AND QUALITY FOR OUR CUSTOMER, TO PROVIDE CHALLENGING AND REWARDING EMPLOYEE OPPORTUNITIES, AND TO PROVIDE THE GREATEST POSSIBLE RETURN TO OUR SHAREHOLDERS"

[Photo] It is our goal in fiscal 1997 and beyond to continue to seek fulfillment of this vision for our Company.

                Thank you for your continued interest and support.

                /s/Wayne A. Case

                Wayne A. Case
                President &
                Chairman of the Board

               P.S. VISIT OUR NEW WEB SITE - http://www.schmitt-ind.com

COMPANY GROWTH

Increasing efficiency, excellent products, and the ability to recognize market opportunities has resulted in the dramatic growth, year after year, of our Company since its inception in 1986.

The fact that the SBS Dynamic Balance System operates at a much higher degree of accuracy and reliability than similar products and yet maintains a 10% to 20% pricing advantage has resulted in it becoming the standard of the industry.

The new SMS laser based measurement products brought into Schmitt in May of 1995 have added substantial technological depth to our product offerings, which has resulted in increased sales and profits.

Our products are utilized throughout the world by such industrial giants as The Boeing Company, General Motors Corporation, Ford Motor Company, Timken Bearings, Torrington Bearings, Mercedes Benz, and Daewoo International Corporation. New machine builders offer our SBS product integrated into their machine to worldwide users. The Schmitt SBS Dynamic Balance System, or similar products, are employed in the machine tool industry. They are utilized in instances where circular devices such as grinding wheels, fans, turbines, etc., need to be balanced initially and subsequently kept in balance in order to operate efficiently.

Our SBS Dynamic Balance System is production proven in over 4,500 major manufacturing installations. It is made in the U.S.A. to strict ISO-9001 quality and measurement standards. Most of our worldwide customers are sold on the spot when they see how quickly it installs and how fast it balances and pays for itself on their machine.

Our Company can measure surfaces via Laser Light Scatter to accuracy levels of one angstrom - a single angstrom is equal to 4 billionths of one inch! This level of accuracy is well beyond competitive measurement technologies and is an emerging requirement in the manufacture of silicon wafers for the semiconductor industry and in the manufacture of hard disks for the computer industry.

Laser based, positional measurement and alignment products are also offered by the company. Angles of alignment are now measured by Schmitt in 6/100th of a single degree. These SMS products represent extraordinary technological achievements that we will continue to refocus into the industrial markets.

NET PROFITS PER SHARE (After Tax)
OPERATING INCOME PER SHARE (Before Tax)

[Graph]

                              1993      1994      1995      1996

Net Profits per Share          .04       .03       .04       .16
Operating Income per Share     .04       .05       .10       .20

OPERATING INCOME FOR
THE YEAR
[Graph]

                 1993          1994           1995          1996

              $231,831       $313,129       $697,410      $1,509,158


SALES GROWTH                              [Graph]


         1993         1994           1995           1996

      $1,728,608   $2,574,998     $4,414,832      $7,080,128

COMPANY PROFILE

Schmitt Industries, Inc. is a global leader in the design, manufacturing and marketing of automatic balancing devices for rotating equipment, as well as laser based measurement products. Our primary objectives are to ensure total customer satisfaction by continually improving the quality and value of Schmitt products and services, providing all employees with challenging and rewarding opportunities to fully utilize their skills and talents in contributing to the success of Schmitt Industries, Inc., and earning above average profits and earnings for all of our shareholders.

A principal product of the Company is the Schmitt Balance System (SBS). It consists of a computer control unit, sensor, spindle mounting adapter, and balance head. It was designed to be an inexpensive, yet highly accurate, permanent installation on grinding machines. Today, the SBS System is beginning to be evaluated by manufacturers for additional applications which include large electric motors, industrial fans, industrial brushing devices, turbines and similar devices.

The SBS system is fully automated and consequently, the user does not have to pre-balance such devices as grinding wheels. This reduces the setup time of such operations and ensures a smoother running and more efficient operation.

The SBS Dynamic Balance System operates on a principle of mass compensation for wheel imbalance. The balance head contains two movable eccentric weights, each of which is driven by electric motors through a precision gear train. These weights can be repositioned to offset any imbalance in a grinding wheel or other application. Imbalance or vibration is picked up by the sensor.
The signal is fed to the controller, which filters the signal by revolutions per minute. The controller then drives the two balance head weights in the direction that reduces the amplitude of the vibration signal. When the weights are positioned so the lowest vibration level is reached, the balance cycle is complete.

[Graphic]  [Graphic]

Typical end users own fleets of precision grinding machinery dedicated to production grinding where close tolerance of finished parts and consistency, wheel change time, part finish, and overall quality are all judged to be important. Users in these markets typically pay for their SBS System in four to six months through cost savings of downtime, wheel life improvements, as well as scrap reduction and part quality improvement.

Precision grinding is necessary in all major manufacturing areas such as the automotive industry (camshafts, crankshafts, valves), bearings (roller and tapered types), ceramics (precision shaping), electric motors (shafts), pumps (shafts turbines), aircraft (engine parts), and general manufacturing.

Precision grinding is increasing as a worldwide method of material removal and material processing. Therefore, the Company expects to see an increase in market growth and an increase in the need for automatic balancers.

The SBS Dynamic Balance System serves a variety of industrial markets throughout the world. The precision grinding industry is worldwide in scope and is established within all industrialized countries.

The Company's new subsidiary, SMS, Schmitt Measurement Systems, Inc., designs, produces and markets micro measurement products based on proprietary laser based technologies. These products include industrial measurement equipment for determining surface roughness at extremely accurate angstrom levels. Users of these technologies are producers of disks for computer hard drives and silicon wafer manufacturers. The new TMS-2000 non-contact laser based measurement machine consists of a measurement module as well as a stand-alone standard computer to provide software and record keeping for the user.

The SMS product line also includes laser light-scatter products utilized in space optics and military markets to measure the surface of precision ground camera and telescope lens.

SMS also provides laser surface measurement services to an international client list from the world's most powerful Light Scatter Laboratory. The CASI scatterometer is a research instrument for measuring scattered light. The way a surface scatters light relates to its roughness.

The measurements laboratory uses over 20 different wavelengths or "colors" of lasers from 0.325 microns in the ultraviolet to 10.6 microns in the infrared. Analysis software allows the user to calculate roughness and total integrated scatter. A Class 10 clean environment encloses the measurement area for measurement of semiconductor materials and space optics. Some applications include the semiconductor and hard disk industries, as well as critical optical components in aerospace and defense systems. The measurement lab is used for contract measurements, new instruments research and development, and proof of concept measurements.

The Company's business is conducted with many customers who are located throughout the world.

[Photos}

FOR THE YEAR ENDED MAY 31, 1996

(WITH COMPARATIVE AUDITED FIGURES FOR THE YEAR ENDED MAY 31, 1995)

CONSOLIDATED BALANCE SHEETS






                                                                 1996             1995

ASSETS
    Current Assets:
    Cash                                                     $   508,240      $   141,244
    Trading securities                                           145,600          356,822
    Accounts receivable                                        1,411,805          967,781
    Inventories                                                1,781,331        1,182,913
    Prepaid expenses                                              15,906           11,902
    Notes receivable                                                  --           10,000
    Income taxes receivable                                           --           50,000
    Deferred tax asset                                           593,740               --
                                                            ------------       ----------
              Total current assets                             4,456,622        2,720,662

    Property and Equipment:
    Land                                                         299,000          299,000
    Building and leasehold improvements                          834,850          589,320
    Furniture, fixtures, and equipment                           556,245          396,917
    Vehicles                                                     104,126          104,126
                                                            ------------       ----------
                                                               1,794,221        1,389,363
    Less accumulated depreciation                                312,189          117,985
                                                            ------------       ----------
                                                               1,482,032        1,271,378
                                                            ------------       ----------

    Other Assets:
    Marketing rights, net of accumulated amortization of
         $663,521 and $588,803 at May 31, 1996 and 1995,
         respectively                                             72,393          147,111
    Goodwill                                                          --          433,839
    Intellectual property                                             --           45,527
                                                            ------------       ----------
              Total other assets                                  72,393          626,477
                                                            ------------       ----------
    TOTAL ASSETS                                              $6,011,047       $4,618,517
                                                            ------------       ----------
                                                            ------------       ----------


LIABILITIES AND STOCKHOLDERS' EQUITY
    Current Liabilities:
    Trade accounts payable                                   $   344,828      $   441,043
    Accrued liabilities                                          244,613          117,829
    Current portion of long-term debt                             40,346               --
    Current portion of mortgage loan payable                          --           12,871
    Income taxes payable                                         294,749               --
                                                            ------------       ----------
              Total current liabilities                          924,536          571,743

    Mortgage Loan Payable, net of current portion                     --          221,049

    Long-Term Debt, net of current portion                       174,532          362,094

    Long-Term Deferred Tax Liability                              25,107               --

    Commitments and Contingencies

    Stockholders' Equity

         Common stock, no par value, 20,000,000 and
         19,000,000 shares authorized and 6,918,139 and
         6,886,889 shares issued and outstanding at
         May 31, 1996 and 1995, respectively                   4,098,512        3,892,524
    Retained earnings (accumulated deficit)                      788,360        (428,893)
                                                            ------------       ----------
    TOTAL STOCKHOLDERS' EQUITY                                 4,886,872        3,463,631
                                                            ------------       ----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $6,011,047       $4,618,517
                                                            ------------       ----------
                                                            ------------       ----------


The accompanying notes are an integral part of these consolidated financial statements.

FOR THE YEAR ENDED MAY 31, 1996

(WITH COMPARATIVE AUDITED FIGURES FOR THE YEARS ENDED MAY 31, 1995 AND 1994)

CONSOLIDATED STATEMENTS OF INCOME



                                                                 1996            1995          1994

SALES                                                      $7,080,128     $4,414,832     $2,574,998

COST OF SALES                                               2,547,054      1,656,462      1,025,157
                                                           ----------     ----------      ---------

    GROSS PROFIT                                            4,533,074      2,758,370      1,549,841
                                                           ----------     ----------      ---------

GENERAL, ADMINISTRATIVE, AND SALES EXPENSE                  3,023,916      2,045,117      1,126,049

RESEARCH AND DEVELOPMENT EXPENSE                                   --         15,843        110,663
                                                           ----------     ----------      ---------

    OPERATING EXPENSES                                      3,023,916      2,060,960      1,236,712
                                                           ----------     ----------      ---------

OPERATING INCOME                                            1,509,158        697,410        313,129
                                                           ----------     ----------      ---------

OTHER INCOME AND EXPENSE
    Interest expense                                          (45,130)       (26,756)       (20,536)
    Interest income                                            27,853         56,978          6,309
    Gain (loss) on sale of assets                                  --          2,512         (7,560)
    Loss on write down of assets                              (61,222)      (333,832)            --
    Miscellaneous income                                       16,132         19,263          7,389
                                                           ----------     ----------      ---------
                                                              (62,367)      (281,835)       (14,398)

INCOME BEFORE PROVISION FOR INCOME
TAXES                                                       1,446,791        415,575        298,731

PROVISION FOR INCOME TAXES                                    229,538        166,770        117,228
                                                           ----------     ----------      ---------

NET INCOME                                                 $1,217,253      $ 248,805      $ 181,503
                                                           ----------     ----------      ---------

NET INCOME PER COMMON SHARE AND
COMMON SHARE EQUIVALENT                                          $.16           $.04           $.03
                                                           ----------     ----------      ---------
                                                           ----------     ----------      ---------

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES AND COMMON SHARE EQUIVALENTS
OUTSTANDING                                                 7,416,713      7,115,794      6,202,878
                                                           ----------     ----------      ---------
                                                           ----------     ----------      ---------

The accompanying notes are an integral part of these consolidated financial statements.

For The Year Ended May 31, 1996
(WITH COMPARATIVE AUDITED FIGURES FOR THE YEARS ENDED MAY 31, 1995 AND 1994)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              1996           1995          1994
CASH FLOWS RELATING TO
OPERATING ACTIVITIES
    Net income                                                          $ 1,217,253     $  248,805     $  181,503
    Adjustments to reconcile net income to
    net cash provided by (used in) operating activities:
        Depreciation                                                        196,021         77,211         32,528
        Amortization                                                        189,103        148,325        116,230
        Write-down of investments                                            61,222              -              -
        Deferred taxes                                                      (30,822)        51,000        (51,000)
        Write-down of marketing rights                                            -        333,382
        (Gain) loss on sale of assets                                             -         (2,512)         7,560
    (Increase) decrease in:
        Trading securities                                                  150,000       (356,822)             -
        Accounts receivable                                                (444,024)      (210,472)      (218,006)
        Inventory                                                          (613,626)      (482,485)      (227,138)
        Prepaid expenses                                                     (4,004)         2,213         (8,703)
        Notes Receivable                                                     10,000        (10,000)             -
        Income taxes receivable                                              50,000        (50,000)             -
        Other assets                                                       (121,907)           372            473
    Increase (decrease) in:
        Accounts payable                                                    (96,215)        59,492         91,822
        Accrued liabilities                                                 126,784         52,048              -
        Income taxes payable                                                294,749       (168,228)       169,228
                                                                         ------------  --------------  ------------
              Net cash provided
              by (used in) operating activities                             984,534       (307,671)        93,497
                                                                         ------------  --------------  ------------

CASH FLOWS RELATING TO
INVESTING ACTIVITIES
    Purchase of property and equipment                                     (406,675)      (561,799)      (464,736)
    Proceeds from sale of equipment                                               -          5,000            390
    Acquisition of TMA Technologies, Inc.                                         -       (530,240)             -
                                                                         ------------  --------------  ------------
              Net cash used in investing activities                        (406,675)    (1,087,039)      (464,346)
                                                                         ------------  --------------  ------------

CASH FLOWS RELATING TO
FINANCING ACTIVITIES
    Net increase (decrease) in short-term debt                                    -       (200,000)       200,000
    Repayment of long-term debt                                             (69,131)             -              -
    Long-term borrowings (repayments) - mortgage                           (233,920)       (38,202)       272,122
    Net change in lease payable                                                   -         (4,431)        (5,906)
    Dividends paid                                                                -        (99,630)             -
    Issuance of common stock
        (net of issuance costs of $84,000)                                        -              -      1,427,848
    Exercise of stock options                                                92,188              -        115,150
                                                                         ------------  --------------  ------------
              Net cash (used in) provided
              by financing activities                                      (210,863)      (342,263)     2,009,214
                                                                         ------------  --------------  ------------

INCREASE (DECREASE) IN CASH                                              $  366,996    $(1,736,973)   $ 1,638,365

CASH, BEGINNING OF YEAR                                                     141,244      1,878,217        239,852
                                                                         ------------  --------------  ------------

CASH, END OF YEAR                                                        $  508,240     $  141,244     $1,878,217
                                                                         ------------  --------------  ------------
                                                                         ------------  --------------  ------------

The accompanying notes are an integral part of these consolidated financial statements.

- --------------------------------------------------------------------------------
8


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
                                                                               1996           1995           1994
  Cash paid during the period for interest                                $  45,130      $  26,756      $  20,536
                                                                        -----------    -----------    -----------
                                                                        -----------    -----------    -----------
  Cash paid during the period for income taxes                            $  11,600      $ 321,997      $    -
                                                                        -----------    -----------    -----------
                                                                        -----------    -----------    -----------
SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND FINANCING ACTIVITIES

  Discount associated with long-term debt                                 $ (78,085)
                                                                        -----------
                                                                        -----------
  Reduction of goodwill and intangible assets                             $(424,011)
                                                                        -----------
                                                                        -----------
  Income tax benefit of stock options exercised                           $(113,800)
                                                                        -----------
                                                                        -----------

  On May 23, 1995, Schmitt Industries, Inc.
    acquired TMA Technologies, Inc.
  The purchase price consisted of the following:
    Accounts receivable                                                                  $ 208,574
    Inventory                                                                               72,342
    Property, plant, and equipment                                                         306,714
    Intellectual property                                                                   45,527
    Goodwill                                                                               433,839
    Accounts payable                                                                      (174,662)
    Long term debt                                                                        (362,094)
                                                                                       -----------
    Net cash paid to acquire TMA Technologies, Inc.                                      $ 530,240
                                                                                       -----------
                                                                                       -----------
  Cash dividend declared, payable June 30, 1994                           $    -         $    -         $  99,630
                                                                        -----------    -----------    -----------
                                                                        -----------    -----------    -----------


For The Year Ended May 31, 1996
(WITH COMPARATIVE AUDITED FIGURES FOR THE YEARS ENDED MAY 31, 1995, 1994
AND 1993)

CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS' EQUITY

                                              ISSUED SHARE CAPITAL          RETAINED
                                              --------------------          EARNINGS               TOTAL
                                             NUMBER OF       AMOUNT     (ACCUMULATED       SHAREHOLDERS'
                                                SHARES            $          DEFICIT)             EQUITY
                                             ---------------------------------------------------------------
BALANCE, MAY 31, 1993                        5,723,058   $2,349,526        $(759,571)         $1,589,955

    Stock options exercised                    563,831      115,150                -             115,150

    Issuance of stock ($2.38 per share)        600,000    1,427,848                -           1,427,848

    Cash dividend declared ($.015 per
    share payable on June 30, 1994)                  -            -          (99,630)            (99,630)

    Net income for the year                          -            -          181,503             181,503
                                            ----------  -----------       ----------         -----------
BALANCE, MAY 31, 1994                        6,886,889    3,892,524         (677,698)          3,214,826

    Net income for the year                          -            -          248,805             248,805
                                            ----------  -----------       ----------         -----------
BALANCE, MAY 31, 1995                        6,886,889    3,892,524         (428,893)          3,463,631

    Stock options exercised                     31,250       92,188                -              92,188

    Income tax benefit from exercise
    of stock options                                 -      113,800                -             113,800

    Net income                                       -            -        1,217,253           1,217,253
                                            ----------  -----------       ----------         -----------
BALANCE, MAY 31, 1996                        6,918,139   $4,098,512       $  788,360          $4,886,872
                                            ----------  -----------       ----------         -----------
                                            ----------   ----------       ----------         -----------

 The accompanying notes are an integral part of these consolidated financial statements.


- --------------------------------------------------------------------------------
                                                                               9

NOTES

1.  ORGANIZATION AND NATURE OF OPERATIONS

    Schmitt Industries, Inc. is engaged in the design, assembly, marketing and distribution of electronic and mechanical components for industrial products and laser measurement systems throughout the United States, the Far East, and Europe.

      Schmitt Industries Inc. was incorporated in 1984 under the laws of British Columbia, Canada.

      On December 7, 1993, Schmitt Industries Inc. established a wholly-owned subsidiary, Schmitt Industries, Inc. (an Oregon corporation), and transferred all assets and liabilities to the wholly-owned subsidiary in exchange for 1,000 shares of common stock.

      On February 16, 1996, the shareholders of Schmitt Industries Inc., approved the continuance of the entity from British Columbia, Canada, to Wyoming and the simultaneous merger of the continued company into its wholly-owned subsidiary, Schmitt Industries, Inc. (the Company). As a result of the continuation and merger, the Company changed its legal domicile to Oregon and is no longer subject to the laws of British Columbia, Canada.

      On October 16, 1995, the Company restated its Articles of Incorporation to authorize 20,000,000 shares of common stock.

      On May 23, 1995, the Company acquired TMA Technologies, Inc. As of June 1, 1995, the name of this company was changed to Schmitt Measurement Systems, Inc.

      The financial statements as of May 31, 1996 and 1995, and for the fiscal years ended May 31, 1996, 1995, and 1994, include those of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A.   OTHER ASSETS

         MARKETING RIGHTS

         The capitalized costs of marketing rights are recorded at cost and are amortized on a straight-line basis over five to ten years. Amortization expense for the fiscal years ended May 31, 1996, 1995, and 1994, was $74,718, $141,936, and $116,230, respectively.

         GOODWILL AND INTELLECTUAL PROPERTY

         Goodwill and intellectual property were acquired in the purchase of TMA Technologies, Inc., on May 23, 1995. The cost of both assets together with additionally acquired goodwill (see Note 3) are being amortized using the straight-line method over five years. Amortization expense for the fiscal year ended May 31, 1996, was $99,177.

    B.   INVENTORY

         Inventory is valued at the lower of cost or market. Cost is determined on the average cost basis. The classification of inventories is as follows:

                                                            Years Ended May 31,
                                                            1996           1995

         Raw materials . . . . . . . . . . . . .      $  931,095     $  515,608
         Work-in-process . . . . . . . . . . . .         122,403         73,277
         Finished goods. . . . . . . . . . . . .         727,833        594,028
                                                      ----------     ----------
                                                      $1,781,331     $1,182,913
                                                      ----------     ----------
                                                      ----------     ----------

    C.   DEPRECIATION

         Depreciation is computed by the straight-line method over the following estimated useful lives:

         Vehicles. . . . . . . . . . . . . . . .      3 years

         Furniture, fixtures, and
           equipment . . . . . . . . . . . . . .      3 - 7 years

         Building and leasehold
           improvements. . . . . . . . . . . . .      25 years

         Depreciation expense for the fiscal years ended May 31, 1996, 1995, and 1994, was $196,021, $77,211, and $32,528, respectively.

    D.   CAPITAL STOCK

         The Company follows the practice of recording amounts received upon the exercise of options by crediting common stock. No charges are reflected in the consolidated statements of operations as a result of the grant or exercise of stock options. The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit results in an increase in common stock and deferred tax assets.

    E.   CONCENTRATION OF CREDIT RISK

         Financial instruments which potentially expose the Company to concentration of credit risk are trade accounts receivable. Credit terms generally include a discount of 1 1/2% if the invoice is paid within 10 days, with the net amount payable in 3 days. No allowance for doubtful accounts is considered necessary.

           For the fiscal years ended May 31, 1996, approximately 15.4% of consolidated sales were made to one customer by Schmitt Measurement Systems, Inc. As of May 31, 1996, the total amount of receivables from this customer was current. For the fiscal years ended May 31, 1995 and May 31, 1994, sales to a single customer did not exceed 10% of total sales.

    F.   INCOME TAXES

         The Company follows the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

    G.   RESEARCH AND DEVELOPMENT COSTS

         Research and development costs are charged to expense when incurred.


- --------------------------------------------------------------------------------
10

    H.   TRADING SECURITIES

         Trading securities consist of common stock and are stated at fair value, which is estimated based on quoted market prices.

    I.   USE OF ESTIMATES

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include the costing of inventory, labor and overhead, and the valuation of deferred tax assets.

    J.   FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of financial instruments approximate their fair values at May 31, 1996. The fair market value of long-term debt approximates carrying amounts based on discounted cash flow analyses.

    K.   RECLASSIFICATIONS

         Certain reclassifications have been made to the 1995 and 1994 financial statements to conform with current year presentations.

NOTES

3.  ACQUISITION OF TMA TECHNOLOGIES, INC. (SCHMITT MEASUREMENT SYSTEMS, INC.)

    On May 23, 1995, in a business combination accounted for as a purchase, the Company acquired TMA Technologies, Inc., which designs, manufactures, and markets optical quality assurance instruments. The results of operations of TMA Technologies, Inc., are included in the accompanying consolidated financial statements since the date of acquisition. The total cost of the acquisition was $530,240, which exceeded the fair value of the net assets of TMA Technologies, Inc., by $433,839. The excess is being amortized by the straight-line method over five years.

      The summarized assets and liabilities of TMA Technologies, Inc., on May 23, 1995, the date of acquisition, were as follows:

    Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . $   4,877
    Accounts receivable. . . . . . . . . . . . . . . . . . . . .   208,574
    Inventory. . . . . . . . . . . . . . . . . . . . . . . . . .    72,342
    Property, plant, and equipment . . . . . . . . . . . . . . .   306,714
    Intellectual property. . . . . . . . . . . . . . . . . . . .    45,527
    Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . .   433,839
    Accounts payable . . . . . . . . . . . . . . . . . . . . . .  (173,662)
    Long-term debt . . . . . . . . . . . . . . . . . . . . . . .  (362,094)
                                                                  --------
                                                                   535,117
    Less cash included above . . . . . . . . . . . . . . . . . .    (4,877)
                                                                  --------
    Net cash paid to acquire
       TMA Technologies, Inc.  . . . . . . . . . . . . . . . . . $ 530,240
                                                                  --------
                                                                  --------

      Subsequent to this addition, the Company changed the name of TMA Technologies, Inc., to Schmitt Measurement Systems, Inc., and moved the operations to Portland, Oregon.

      In transactions related to the acquisition, the Company established a royalty pool and has vested each shareholder and debt holder an interest in the royalty pool equal to the amount actually invested by shareholders or loaned by debt holders including interest payable through March 31, 1995. The royalty pool will be funded in the future at 5% of net sales (defined as gross sales less returns, allowances and sales commissions) of Schmitt Measurement Systems, Inc.'s, products and future derivative products developed by Schmitt Industries, Inc., which utilize these technologies.

      As part of the royalty pool agreement, each of the former shareholders and debt holders released TMA Technologies, Inc., and Schmitt Industries, Inc., for any claims with regard to the acquisition except their rights to future royalties.

      Three debt holders, with a combined amount outstanding at May 31, 1995, of $362,094, declined to participate in the royalty pool which was established as part of the acquisition of TMA Technologies, Inc., and demanded full payment of the amount due. The debt holders filed an action before the U.S. Bankruptcy Court in Montana in an attempt to cause repayment through liquidation of the Company. The Company successfully converted this action to a reorganization process.

      In April 1996, the Company's Plan of Reorganization was approved by the U.S. Bankruptcy Court for the District of Montana. The approved Plan requires the three debt holders to accept the terms of the royalty pool agreement but further requires the Company to purchase the three debtors' interests, as follows: April 29, 1996 - $91,068; March 29, 1997 - $54,640;
    March 29, 1998 - $43,713; March 29, 1999 - $34,970; March 20, 2000 -
    $139,880. The outstanding balance at May 31, 1996, based on the present value of the debt, discounted at 8% per annum, was $214,878, of which $40,346 was classified as current.

      In the event that the remaining unpaid balance of the royalty pool interest is not purchased in full on or before March 29, 1998, the remaining balance due will accrue interest at 8% per annum. In addition, the Company has the option of purchasing the remaining unpaid balance of the royalty pool interests on or before March 29, 1999, at a 10% discount of the amount then due.

      The approved Plan also requires the Company to segregate the royalty pool payments to the former Chief Executive Officer of TMA Technologies, Inc., in an interest-bearing trust account pending the outcome of actions involving TMA Technologies, Inc.,


- --------------------------------------------------------------------------------
                                                                              11
    a/k/a Toomay, Mathis & Associates, Inc., and Schmitt Industries, Inc., plaintiffs, v. Robert C. Mathis and Marvin H. Ball, defendants together with corresponding countersuits initiated in the U.S. District Court for the District of Montana. The extent of potential liability, if any, related to this matter cannot be estimated at this time.

NOTES

  4. LINE OF CREDIT
    The Company has a line of credit with the Union Bank of California, Portland, Oregon, to a maximum of $250,000. The line is secured by accounts receivable, investments, and inventory. Interest is payable monthly on the outstanding balance at the bank prime lending rate plus 1% per annum. The Company has no balance owing at either May 31, 1996 or 1995. This line of credit expires September 30, 1996.
        Subsequent to May 31, 1996, the Company entered into an unsecured short-term line of credit agreement with Wells Fargo Bank, to a maximum of $1,500,000. The line is guaranteed by the Company's wholly-owned subsidiary, Schmitt Measurement Systems, Inc. Interest is payable at the bank's prime rate, fully floating.

  5. MORTGAGE LOAN PAYABLE
    The mortgage loan payable of $233,920 at May 31, 1995, was secured by a first mortgage on the land and building located at 2765 N.W. Nicolai Street, Portland, Oregon. The mortgage was payable in 60 monthly payments of $2,831, including interest at 9.25% per annum, commencing February 1, 1994, with the balance due in full on January 1, 1999.
        The balance outstanding was paid in full during the fiscal year ended May 31, 1996.

  6. CONTINGENCY
    The Company is party to a legal action by a competitor alleging wrongful misrepresentation of the competitor's product. The claim is considered by management and the Company's legal counsel, to be without merit. The extent of potential liability, if any, cannot be estimated at this time.

  7. STOCK OPTIONS
    Prior to 1995, the Company periodically granted stock options to Directors and employees of the Company. Stock options for up to 10% of the number of outstanding shares may have been granted provided that the stock options for any one individual did not exceed 5% of the issued and outstanding shares of common stock. The purchase price of the optioned shares must have been equal to not less than the average closing price of the Company's common stock for the ten trading days immediately preceding the grant date of the stock options. The maximum term of each stock option may not exceed five years and all stock options were vested and exercisable upon granting.
        The following summarizes the options outstanding as of May 31, 1996:

                                          Number of  Price Per    Expiration
                                             Shares      Share          Date
    Options granted in 1994:
                                            277,500      $1.93      2/4/1999
                                            312,000      $1.42      1/7/1999
                                             25,000      $1.42      1/7/1999
                                            -------
    Options under grant,
     May 31, 1994...........................614,500
                                            -------
    Options exercised in 1995...............      -
    Options expired in 1995.................      -
    Options granted in 1995.................      -
                                            -------

    Options under grant,
     May 31, 1995...........................614,500
                                            -------

    Options exercised in 1996 ..............(18,750)     $1.42
    Options expired in 1996 ................      -
    Option granted in 1996 .................      -
                                            -------

    Options under grant,
     May 31, 1996...........................595,750
                                            -------
                                            -------


        On April 19,1996, the Company filed a Form S-8 Registration Statement under the Securities Act of 1933 with the Securities and Exchange Commission in order to register 300,000 shares of common stock for future issuance under the Schmitt Industries, Inc., 1995 Stock Option Plan.
        The 1995 Stock Option Plan was adopted by the Board of Directors on December 19, 1995. An option granted under the Plan may be either an incentive stock option ("ISO"), or a nonstatutory stock option ("NSO"). ISOs may be granted only to employees of the Company and are subject to certain limitations, in addition to restrictions applicable to all stock options under the Plan. Options not meeting these limitations will be treated as NSOs.
        Options granted under the Plan are not exercisable until vested. Vesting is generally on a cumulative basis over four years at 25% per year.
        The following summarizes the options outstanding under the 1995 Stock Option Plan as of May 31, 1996:

                                NUMBER OF       PRICE PER   EXPIRATION
                                   SHARES           SHARE         DATE
    Options granted in 1996       295,000     $4.375-9.75         2006
    Options exercised in 1996     (12,500)    $     4.375
                                  -------

    Options under grant
     May 31, 1996                 282,500
                                  -------
                                  -------


        In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which is effective for transactions entered into for fiscal years that begin after December 15, 1995. SFAS 123 established a fair value-based method of accounting for stock-based compensation plans. The Company will adopt the disclosure method

- --------------------------------------------------------------------------------
    in 1997. The Company does not anticipate SFAS 123 to have a material effect on the Company's financial position or results of operations in fiscal 1997.

  8. EMPLOYEE BENEFIT PLANS
    The Company adopted a Simplified Employee Pension Plan (SEP) during the fiscal year ended May 31, 1993. All permanent employees were eligible to participate once they met the age and length of employment requirements. Contributions were $41,840, $40,500, and $24,000 during the fiscal years ended May 31, 1996, 1995, and 1994, respectively. The Plan was terminated effective May 31, 1996.
        The Company adopted the Schmitt Industries, Inc. 401(k) Profit Sharing Plan & Trust on May 15, 1996, to be effective June 1, 1996. Employees must meet certain age and service requirements to be eligible. Participants may contribute up to 15% of their eligible compensation which will be matched by the Company. The Company may further contribute matching contributions (to employees who have deferred a certain percentage of their compensation), a profit sharing contribution, or a discretionary contribution. No contributions were made to this Plan during the fiscal year ended May 31, 1996.

NOTES

  9. SEGMENTS OF BUSINESS
    The Company operates principally in two segments of business. Schmitt Industries, Inc., manufactures mechanical components for the machine tool industry and Schmitt Measurement Systems, Inc., manufactures laser measurement systems for the computer disk industry. There were no intersegment sales and, therefore, revenues from unaffiliated customers represent total revenues as reported in the Company's consolidated statement of income and were $4,801,151 and $2,278,977, for Schmitt Industries, Inc., and Schmitt Measurement Systems, Inc., respectively for the year ended May 31, 1996. Income from operations for the year ended May 31, 1996 was $648,777 for Schmitt Industries, Inc., and $860,381 for Schmitt Measurement Systems, Inc. Identifiable assets at May 31, 1996, were $4,187,316 and $1,823,731 for Schmitt Industries, Inc., and Schmitt Measurement Systems, Inc., respectively. The operations of Schmitt Measurement Systems, Inc., were immaterial for the year ended May 31, 1995.
        Income from operations represents sales less costs and operating expenses. Depreciation expense incurred during the year ended May 31, 1996, by Schmitt Industries, Inc., and Schmitt Measurement Systems, Inc., was $115,778 and $80,243, respectively. Amortization expense was $91,756 and $97,347, and capital expenditures were $317,861 and $88,814, for Schmitt Industries, Inc., and Schmitt Measurement Systems Inc., respectively.
       Identifiable assets by segment of business are those assets used in the Company's operations in each segment. There are no unallocated corporate assets.

 10. INCOME TAXES
    Deferred income taxes are recognized for all significant temporary differences between the tax and financial accounting bases of assets and liabilities. The classification of the resulting deferred tax assets and liabilities is based upon the classification of the related balance sheet asset or liability. The deferred tax asset results principally from net operating loss carryforwards and temporary differences in the expense recognition of certain accounts. The deferred tax liability results from using accelerated depreciation methods for tax purposes.
        The principal components of the deferred tax assets and liabilities are as follows:

                                                 YEARS ENDED MAY 31,
                                                1996            1995
    DEFERRED TAX ASSETS:
    Net operating loss
      carry forward................... $  1,591,229      $ 1,872,642
    Exercise of sock options..........      113,800                -
    Inventory capitalization..........       39,066                -
    Other deferred assets.............       16,863                -
                                       ------------      -----------
                                          1,760,958        1,872,642
    Valuation allowance...............   (1,167,218)      (1,872,642)
                                       ------------      -----------
                                       $    593,740      $         -
                                       ------------      -----------
                                       ------------      -----------
    DEFERRED TAX LIABILITIES:
    Depreciation...................... $     25,107      $         -
                                       ------------      -----------
                                       ------------      -----------
    NET DEFERRED TAX ASSETS:........... $   568,633      $         -
                                       ------------      -----------
                                       ------------      -----------


      Through the acquisition of Schmitt Measurement Systems, Inc., the Company acquired net operating loss carry forwards in the amount of $5,507,768. These carryforwards expire in the years 2002 through 2010 and as of May 31, 1996, $4,680,084 of the net operating loss carryforwards remain. A valuation allowance is provided when it is more likely than not that some portion or all of the operating loss will not be realized. Since all of the net operating losses associated with the acquisition might not be realized, a valuation allowance was established for the entire balance at May 31, 1995. As of May 31, 1996, the valuation allowance has been reduced since it is more likely than not that some portion of the operating loss will be realized. The reduction in the valuation allowance has been accounted for as a reduction of goodwill and intangible assets associated with the purchase acquisition.


- --------------------------------------------------------------------------------
                                                                            13

        A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows:

                                              YEARS ENDED MAY 31,
                                           1996          1995         1994
    Federal income taxes at
      statutory rate...................$ 491,909     $141,296     $101,568
    State income taxes, net of
      federal income tax
      benefit..........................   31,511       18,103       13,013
    Change in deferred tax
      valuation allowance.............. (705,424)           -            -
    Reduction of goodwill and
      intangible assets associated
      with the acquisition of
      Schmitt Measurement
      Systems, Inc.....................  424,011            -            -
    Canadian income taxes..............        -            -       57,728
    Effect of research and
      development costs capitalized
      for tax purposes.................        -            -      (51,000)
    Other..............................  (12,469)       7,371       (4,081)
                                       ----------    --------      --------
    Provision for income taxes-
      current..........................$ 229,538     $166,770      $117,228
                                       ----------    --------      --------
                                       ----------    --------      --------
    Effective tax rate.................      16%          40%           39%
                                       ----------    --------      --------
                                       ----------    --------      --------

11.  EARNINGS PER SHARE
    Earnings per share were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding for the years ended May 31, 1996, 1995, and 1994. Common stock equivalents include the number of shares issuable on exercise of the outstanding options less the number of shares that would have been purchased with the proceeds from the exercise of the options based on the average price of common stock during the year for primary net income per common share and the closing market price of common stock for fully diluted net income per common share. There is no difference between primary and fully diluted net income per share calculations for the years ended May 31, 1996, 1995, and 1994.

- --------------------------------------------------------------------------------
14

    GENERAL
    The following information contains certain forward-looking statements that anticipate future trends or events. These statements are based on certain assumptions that may prove to be erroneous and are subject to certain risks including but not limited to the uncertainties of the Company's new product introduction and the risks of increased competition and technological change in the Company's industry and the risk factors listed from time to time in the Company's SEC reports, including but not limited to the Current Report in Form 8-K dated June 5, 1996. Accordingly, actual results may differ, possibly materially, from the predictions contained herein.

MANAGEMENT'S DISCUSSION & ANALYSIS

    The Company began initial product deliveries in 1988, focusing primarily on the sale of earlier versions of the SBS Dynamic Balance System for machine tool builders producing grinding machines. The Company established itself as a major supplier in the automatic balancing market. The Company became profitable in Fiscal 1991, and has reported profitable results for each succeeding year with increases in sales and earnings for each year. There can be no assurance that the Company will continue to be profitable with increased sales levels in future periods.
       Sales outside the United States accounted for approximately 10% of the Company's revenues in each of the Fiscal 1994, 1995 and 1996. Some foreign customers will purchase in their own country's currencies, thereby imposing on the Company a currency risk. All U.S. sales (90% of total sales) are in U.S. dollars and less than 2% of total sales are in currencies other than U.S. dollars; as a result, currency fluctuations have historically had little impact on revenue realization. However, significant variations in the value of the U.S. dollar, relative to currencies of countries in which the Company has significant competitors, can impact future sales. The Company does not engage in currency hedging. In addition, longer payment cycles of international sales can have a negative impact on liquidity. The Company believes that international sales will continue to grow in future periods.
       A substantial portion of the Company's revenues are derived from sales to end users through selling agents and directly to builders of machine tools. For Fiscal 1995 and 1996, sales to a single customer did not exceed 10% of total revenues. The Company is dependent on the sales activities of its selling agents, and there can be no assurance that these agents will continue to be successful in their efforts to market the Company's products. The Company enjoys substantial repeat business from a broad base of customers, but there can be no assurance that these customers will continue to buy the Company's products in the future.
       Increased revenues during Fiscal 1994, 1995 and 1996 principally have been the result of increased volume of product shipments. Product improvements and available features have resulted in modestly increased average product prices.


    RESULTS OF OPERATIONS
    Sales in Fiscal 1996 increased to $7,080,628 from $4,414,832 in Fiscal 1995 and $2,574,998 in Fiscal 1994. The 60.4% increase in Fiscal 1996 was driven by across-the-board gains in orders from both domestic and international customers. Management believes that the increase in sales resulted from improved marketing coverage and advertising and the weakening of domestic competitors. Additionally, SMS sales accounted for $2,278,977 of Fiscal 1996 sales as the newly introduced TMS-2000 Non-Contact Laser Texture Measurement machine had increased shipments.
       The Company has enjoyed a high gross profit on its SBS Dynamic Balancing products and its SMS measurement products. Its cost of sales (cost of material and labor) as a percentage of sales has been declining over the last three fiscal years because of economies of scale associated with growth and shifting product mix. Costs of sales as a percentage of sales for Fiscal 1994, 1995 and 1996 was 39.4%, 37.5% and 35.9%, respectively.
    The introduction of the TMS-2000 during the third quarter of Fiscal 1996 had a positive impact on gross earnings and net earnings for Fiscal 1996. Cost of sales of SMS products was 28% of sales of such products for Fiscal 1996. SMS products accounted for sales of $2,278,977 in Fiscal 1996 with income from SMS operations of $860,381 in that period. Management anticipates that cost of sales as a percentage of sales for SMS products well be similar to the SBS products. Management expects that added costs associated with operating SMS will continue to be more than offset by increased revenue, although no assurances can be made that the new subsidiary will be profitable or will generate increased sales.
       Operating expenses as a percentage of sales in Fiscal 1994, 1995, and 1996 are 48%, 46% and 43% respectively. Sales expense was the largest category, consuming 21%, 18% and 15.3% of operating expenses during Fiscal 1994, 1995 and 1996, respectively. Sales expense increased primarily as a result of expansion and upgrading of the Company's sales force and the hiring of additional sales people to allow top Company management to devote a greater percentage of time to corporate operations and less to sales. The acquisition of Schmitt Measurement Systems, Inc., ("SMS") late in Fiscal 1995 and relocation of the business from Montana to Oregon required additional expenditures for travel, legal, accounting, moving costs, literature and miscellaneous office equipment in Fiscal 1995 and 1996.
       The Company has had minor variable cost increases in periods of increased sales; therefore, fixed costs have been in past years amortized over an increasing sales revenue


- --------------------------------------------------------------------------------
as unit sales of SBS products increased. Even with two operating businesses, management believes the Company's cost of sales will not increase at the same rate that sales are anticipated to increase in Fiscal 1997, although there can be no such assurance.
       Net income for Fiscal 1996 rose to $1,217,253, a 489% increase over Fiscal 1995 and 671% increase over Fiscal 1994. Net income per share increased to $0.16 in Fiscal 1996 from $0.04 in Fiscal 1995 and $0.03 in Fiscal 1994.

LIQUIDITY & CAPITAL RESOURCES

The Company satisfied its cash requirements from 1986 through 1988 from sales of common stock and the exercising of stock options as well as from operations. Since 1989, the Company's cash requirements have been satisfied primarily through operations, although in Fiscal 1994 the Company completed a $1.4 million Common Stock offering. At May 31, 1996, the Company had cash and cash equivalents on hand of $653,840 compared with $498,066 at May 31, 1995 and $1,878,217 at May 31, 1994.

    Accounts receivable have increased as revenue has increased. At May 31, 1996 accounts receivable totaled $1,411,805 compared with $967,781 at May 31, 1995 and $548,735 at May 31, 1994. At May 31, 1996, none of the Company's accounts receivable were considered a doubtful collection. The Company generally experiences a payment cycle of 30 - 80 days on invoices, with some customers taking advantage of the 1.5% cash discount offered by the Company. Most Company customers are Fortune 500 companies, which creates minimal risk of accounts receivable collection. In the event of repeated collection problems, the Company ships on a C.O.D. basis, and currently has only one customer on a C.O.D. basis. Management believes its credit policies and collection policies are effective and appropriate for the marketplace that it serves and has had no bad debt write-offs since its inception in 1986. There can be no assurance that the Company's collection procedures will continue to be successful.

    Working capital increased from $2,331,399 at May 31, 1994 to $2,148,919 at May 31, 1995 and to $3,532,086 at May 31, 1996. Capital expenditures for property and equipment totaled $464,736, $561,799 and $406,675 during Fiscal 1994, 1995 and 1996, respectively. Increases in capital expenditures during Fiscal 1994 and 1995 were the result of the purchases of new and additional facilities. In addition, the Company spent $530,240 during Fiscal 1995 on the acquisition of SMS. Fiscal 1996 capital expenditures totaled $88,814 for SMS. Although the Company has no current material commitments for capital expenditures, product development to extend SBS products to new markets and to bring SMS products to advanced commercial status is expected to result in modest capital expenditures for equipment in Fiscal 1997.

    The Company maintains levels of inventory sufficient to satisfy normal customer demands, plus an increasing short term delivery requirement for a majority of its products. Additionally, inventories are periodically adjusted according to management's forecast for future business activity. Management believes its ability to provide prompt deliveries gives it a competitive advantage for certain sales. It is expected that current inventory levels will be maintained or increased as new products are introduced. The average inventory turnover ratio for Fiscal 1994, 1995, and 1996 was 4.9x, 4.9x and 4.9x, respectively. The large increase in inventory during Fiscal 1994 (69% increase from May 31, 1993) was the result of the Company's commitment to supplying field demonstration units, increased sales demand, a diversification of the product line with a disproportionately large increase in inventory, and temporary increase in inventory above "normal" levels to take advantage of quantity purchase opportunities at fiscal year end. The large increase in inventory during Fiscal 1995 (86% increase from May 31, 1994) related to increased sales demand, advantageous acquisition of quantity purchases, and the addition of SMS product inventory. The 50% increase in inventory from May 31, 1995 to May 31, 1996 was the result of establishing additional inventory to support both finished goods and raw materials for SMS products.

    In December 1993, the Company acquired an office/manufacturing facility, tripling the square footage relative to its prior facility. As a result of the new facility, operational efficiency has been improved; in addition, the monthly costs of the mortgage, heat and lights in Fiscal 1996 was less than the monthly amounts expended for the two previous fiscal years for the leased space the Company had utilized.

    In April and May 1995, the Company expended $530,240 in the acquisition of SMS and invested approximately $300,000 in additional funds in the remodeling of an older 33,000 square foot building to house the business. SMS currently occupied 7,000 square feet of that facility with some of the remaining space leased to third parties of offset expenses.

    During Fiscal 1995, the Company implemented several actions which resulted in the deferral or reduction of income taxes in Fiscal 1995 and beyond. The Company wrote down its investment in the Infrasonic Alarm System to $0 ($333,832 writedown), and wrote-off more than $50,000 in inventory. These actions reduced income tax payments during Fiscal 1995 by approximately $150,000. Additionally, the acquisition of SMS during the next fifteen years, at the rate of approximately $325,000 of tax savings per year.

    Management believes that its cash flow from operations, available credit resources and its improving cash position will provide adequate funds on both a short-term and long-term basis to cover currently foreseeable debt payments, lease commitments and payments under existing and anticipated supplier agreements. Management believes that such cash flow (without the raising of external funds) is sufficient to finance current operations, projected capital expenditures, anticipated long-term sales agreements and other expansion-related contingencies during Fiscal 1997.


- --------------------------------------------------------------------------------
16

- --------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
In thousands, except per share information
                                                            YEAR      YEAR      YEAR      YEAR      YEAR
                                                           ENDED     ENDED     ENDED     ENDED     ENDED
                                                         5/31/96   5/31/95   5/31/94   5/31/93   5/31/92
- ---------------------------------------------------------------------------------------------------------
Sales                                                     $7,080    $4,415    $2,575    $1,729    $1,102
Net Income                                                $1,217    $  249    $  182    $  236    $   91
Earnings Per Share Before Extraordinary Item              $ 0.16    $ 0.04    $ 0.03    $ 0.03    $ 0.01
Extraordinary Item                                             -         -         -    $ 0.01    $ 0.01
Net Income Per Share                                      $ 0.16    $ 0.04    $ 0.03    $ 0.03    $ 0.01
Weighted Avg. No. Shares (000)                             7,417     7,116     6,203     5,661     5,623
Deferred Development Costs-Current Period                      -         -    $  111    $   31    $   14
Deferred Development Costs-Cumulative                          -         -    $  419    $  376    $  379
Stockholders' Equity                                      $4,887    $3,464    $3,215    $1,590    $1,339
Total Assets                                              $6,011    $4,619    $4,232    $1,781    $1,454
- ---------------------------------------------------------------------------------------------------------


MANAGEMENT'S
DISCUSSION & ANALYSIS

SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED) BEFORE TAX

- -------------------------------------------------------------------------------------------------
1996 QUARTER ENDED                      AUGUST 31    NOVEMBER 31    FEBRUARY 28         MAY 31
Sales                                  $1,340,771     $1,520,028     $1,855,938     $2,363,391
Gross Profit                           $  838,464     $  927,754     $1,274,354     $1,452,502
Net Income                             $   83,392     $  208,099     $  484,288     $  441,474

Net Income Per Share                        $0.01          $0.03          $0.06          $0.06
Cash Dividends Per Share                        -              -              -              -
Market Price of Common Stock (1)
    Low                                     $2.13          $2.63          $3.88          $5.25
    High                                    $2.88          $5.13          $5.63         $14.75

1995 QUARTER ENDED                      AUGUST 31    NOVEMBER 30    FEBRUARY 28         MAY 31
Sales                                 $ 1,085,820      $ 907,792    $ 1,141,585     $1,279,635
Gross Profit                          $   664,955      $ 583,890    $   741,448     $  768,077
Net Income                            $   162,795      $  35,551    $   137,669     $  (87,210)
Net Income Per Share                        $0.02          $0.01          $0.02         $(0.01)
Cash Dividends Per Share                        -              -              -              -
Market Price of Common Stock (1)
    Low                                    $2.66*         $2.86*          $2.25         $2.38*
    High                                   $2.70*         $2.86*          $2.78         $2.78*
- -------------------------------------------------------------------------------------------------

* Share prices from this period have been converted from the original trading values in Canadian Dollars, at the rate of $0.76/CDN$1.00

COMMON STOCK INFORMATION AND DIVIDEND POLICY

As of August 1, 1996, there were 6,981,889 shares of Common Stock outstanding held by approximately 110 holders of record. The number of holders does not include individual participants in security position listings.

In June 1994, the Company paid its only cash dividend, which dividend equaled CDN $0.02 per share. The Company's present policy is to retain earnings to finance the Company's business. Any future dividends will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, acquisition plans and plans for expansion, and any other factors that the Company's Board of Directors deems relevant. The Company has no present intention of paying dividends on its common stock in the foreseeable future.

- --------------------------------------------------------------------------------

THE PROBLEM:

Grinding is the most precise of machining techniques, and the method most commonly used to produce parts with exacting tolerances, both in finish and geometry. Accurately balancing grinding wheels is critical to achieving the increasing demands placed on the grinding process today. Only a small amount of wheel imbalance will cause vibration in the rotating grinding machine, and damage the form and surface of a ground piece. Traditionally, balancing was time-consuming and imprecise.

SBS PRODUCTS                                                              [LOGO]

THE SOLUTION:

The Schmitt SBS Dynamic Balance System consists of a computer control, sensor, spindle mounting adaptor and balance head. It was successfully designed to be an inexpensive yet highly accurate, permanent installation on grinding machines. Schmitt Industries, Inc. continues to introduce new products for the grinding machine industry. The SBS multichannel control units allow the SBS system to balance, monitor and report machine vibration levels for up to four grinders operating in a work group, or manufacturing cell.

                                      [PICTURE]

The Easy to install SBS Dynamic Balance System accurately balances grinding machines in seconds.

                                      [PICTURE]


- --------------------------------------------------------------------------------
18

   THE PROBLEM:
    Accurately measuring surface roughness is critical in a variety of industrial applications. Performance of precision components such as computer hard disks, silicon wafers, and flat panel electronic displays rely on control of surface roughness or smoothness. In much of today's world of manufacturing, measurement of distance and alignment in closely toleranced products is critical in obtaining required results. Traditionally, micro measurements have been time consuming and costly due to existing contact measurement technologies.

                                                                      [Logo]

SMS PRODUCTS

   THE SOLUTION:
    Schmitt Measurement Systems, Inc. (SMS) operates three non-contact laser based technology businesses:
    1) Light Scatter Measurement Laboratory which provides highly advanced, extremely precise measurement services to a wide variety of industrial and commercial businesses, utilizing advanced laser light scatter technology.
    2) A series of laser based light scatter measurement products utilized to measure surface roughness of a variety of materials in industrial and commercial operations.
    3) Laser alignment products which determine accurate angle and distance measurements for commercial aircraft, automotive, and other industrial applications.

                                    [Photographs]

SMS Products perform precision measurement of surface, dimension, and alignment quickly and accurately.

                                    [Photographs]


- --------------------------------------------------------------------------------
                                                                              19

                                     [Letterhead]

INDEPENDENT AUDITOR'S REPORT

    TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
    SCHMITT INDUSTRIES, INC.

    We have audited the accompanying consolidated balance sheets of Schmitt Industries, Inc., and Subsidiary as of May 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the fiscal years ended May 31, 1996, 1995, and 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Schmitt Industries, Inc., and Subsidiary as of May 31, 1996 and 1995, and the results of their operations and cash flows for each of the three years ended May 31, 1996, 1995, and 1994, in conformity with generally accepted accounting principles.


    /s/ Moss Adams LLP

    Portland, Oregon
    July 16, 1996


- --------------------------------------------------------------------------------
20

END USERS:

Allied Signal Aerospace Company
Alumax Mill Products
American Axle
American Koyo Bearing Mfg. Corp.
Amada Engineering & Services

SCHMITT WORLDWIDE
THE SBS WORLDWIDE CUSTOMER LIST

Barden Corporation
Black & Decker Corporation
Boeing Company
Briggs & Stratton
Caterpillar Incorporated
Chrysler Corporation
Cummins Engine Company
Daimler Benz
Daewoo International Corporation
Dana Corporation
Deere & Company
Diesel Technology Corporation
Dresser-Rand
Eaton Corporation
Electrolux Corporation
Emerson Power Transmission
FAG Bearing Ltd.
Federal Mogul Corporation
Ford Motor Company
General Electric Corporation
General Motors Corporation
Greenfield Industries
Harley-Davidson Motor Company
Hamilton Standard
INA Bearing Corporation
Milwaukee Electric Tool
Mitsubishi Motor Company Ltd.
Navistar International transportation
Nissan Motors Ltd.
Norton Company
Parker Hannifin Corporation
Pfauter-Maag Cutting Tool
Pratt & Whitney
Reliance Electric Company
Rexnord Corporation
Robert Bosch Corporation
Siemens Automotive
SKF Bearing Industries
Stanley Works
Sumitomo Heavy Industries
Texas Instruments
The Timken Company
The Torrington Company
TRW Automotive Components
University of Connecticut Grinding Research Center
Westinghouse Electric Corporation
Weyburn-Bartel

AVAILABLE FROM MACHINE TOOL BUILDERS:

ANCA USA, Inc.
Bryant Grinder Corporation
Blohm, GMBH
Capco Machinery
Cincinnati Milacron
Elb America, Inc.
Gleason Works
Goldcrown Machinery
K.O. Lee
Koyo Machine
Landis Grinding Machines, Landis Lund
Mattison Machine
Mitsubishi Machine Tool
Normac Incorporated
Okamoto
Okuma
Royal Master Grinders
S.E. Huffman
Shigiya Machinery Works
Shanghai Machine Tool Works, SMTW/Ecotech
TOS Hostivar, TOS Holice
Toyoda Machinery USA, Toyoda Machinery, Ltd.
Unison Corporation
United Grinding Technologies - Korber Group
  Blohm
  Studer
  Jones & Shipman
Weldon Machine Tool

AVAILABLE FROM REBUILDERS:

Abbott Machine
Airtronics
C&B Machinery
Centerless Rebuilders
Cincinnati Milacron
Dayton Machine Tool
Drake Manufacturing Services
Goldcrown Machinery
Grinders Clearinghouse
Toyoda/Grinders for Industry
Inter-Motion
Machine Tool Specialists
Vermont Rebuilders
Wyandotte Machine

AVAILABLE IN ASIA:

Kanetec Ltd. - Japan
Ecotech, Shanghai - China
Power-EMI - Korea


- --------------------------------------------------------------------------------
                                                                              21