Form 10-K405, Exhibit 13
period 1997-05-31
SCHMITT INDUSTRIES INC
filed 1997-08-27
CIK 922612

ABOUT SCHMITT INDUSTRIES

Schmitt Industries designs, manufactures and markets two distinct types of precision measurement systems. Schmitt's automatic balancing systems for rotating machinery are used by many of the world's leading automotive, aerospace and bearing manufacturers. The second of Schmitt products, non-contact measurement laser systems, are targeted to high-tech manufacturers worldwide and ensure that silicon wafers and computer hard disks meet exacting standards for surface microroughness.
     The company's mission is to provide the best possible products and quality for its customers, to provide challenging and rewarding employee opportunities and to provide the greatest possible return to shareholders.
     Schmitt recorded fiscal 1997 revenues of $10,541,972. The company currently employs 47 people in three international locations: Alsbach, Germany; Coventry, England; and at its corporate headquarters in Portland, Oregon.
Company shares are traded on the NASDAQ National Market under the symbol, SMIT.

FINANCIAL HIGHLIGHTS
IN THOUSANDS OF DOLLARS EXCEPT PER SHARE INFORMATION

                                    1997      1996      1995      1994      1993

REVENUES . . . . . . . . . . . $  10,542  $  7,080  $  4,415  $  2,575  $  1,674
OPERATING INCOME . . . . . . .     2,296     1,509       697       313       262
NET INCOME AFTER TAXES . . . .     1,725     1,217       249       182       262
NET INCOME PER SHARE . . . . .     $ .23     $ .16     $ .04     $ .03     $ .03
SHAREHOLDER'S EQUITY . . . . .     7,429     4,887     3,464     3,215     1,877

[GRAPH]

                                                         SCHMIT INDUSTRIES, INC.
                                                    ----------------------------
                                                                          PAGE 1


TO OUR SHAREHOLDERS

                                    [PICTURE]

"WE'RE GUIDED BY THE REALIZATION THAT WE CANNOT SELL ANYTHING TO ANYONE UNLESS WE OFFER ECONOMIC VALUE. WE'RE COMMITTED TO PROVIDING THE BEST METHODS OF MEASUREMENT AND BALANCING SOLUTIONS AT THE LOWEST COST TO OUR CUSTOMERS."


ON THIS, OUR TENTH ANNIVERSARY, I am especially pleased to address the shareholders of Schmitt Industries, and report on the many positive events that transpired during fiscal 1997. Once again, our sales and net profits made strong gains. Since we introduced the first Schmitt product in 1987, sales have grown steadily each year.
     However, impressive numbers on the balance sheet are merely a part of the overall success story during the past year. I'd like to share with you two noteworthy developments that point to continued success into the 21st century.
     The first is the acquisition of a former competitor-Hofmann Maschinenbau, a balancer company in Germany. This new division-Schmitt Hofmann Systems (SHS)- adds breadth and depth to our product line and provides a springboard from which to build a sales and support staff in Europe. We are building inventory at SHS, and as in the U.S., this is vital to market penetration. Also during this past fiscal year, we formed Schmitt Europe, Ltd. (SEL) as a sales and service outlet in the United Kingdom. The market potential in Europe is enormous.
     The second development of note is the continued accelerated growth of Schmitt Measurement Systems (SMS), which produces non-contact laser measurement tools for the high technology industry. We acquired this laser technology in May 1995, and the scope of the metrology market continues to expand, exceeding even our most optimistic expectations.
     Of course, the traditional mainstay of Schmitt Industries is our balancer systems for grinding machines, which has earned a dominant position in the U.S. market, and we further solidified that position during fiscal 1997.
     Our company is asset-rich and virtually debt-free, which enables us to aggressively research new products, study additional acquisition opportunities and seek strategic partnerships both in the U.S. and abroad. We are also happy to report that we achieved ISO-9001 quality certification in November 1996, reinforcing our reputation for superior product quality in the marketplace.
     In closing, let me take this opportunity to thank our many employees for their loyalty and dedicated efforts. We look forward to the challenges and opportunities ahead, and we appreciate the continued support of our worldwide investors.
     Today, more than ever, we are poised for the future.

                                             /s/ Wayne A. Case

                                             Wayne A. Case
                                             President and Chairman of the Board

SCHMITT INDUSTRIES, INC.
----------------------------
PAGE 2


PRECISELY ALIGNED WITH THE NEEDS OF THE MARKETPLACE.

"SCHMITT'S BALANCING EQUIPMENT KEEPS PRECISION MACHINE TOOLS OPERATING AT PEAK EFFICIENCY, WHILE ITS INNOVATIVE LASER MEASUREMENT SYSTEMS ENSURE THAT SILICON WAFERS AND COMPUTER HARD DISKS MEET EXACTING STANDARDS."

Schmitt's common sense approach to business is building precision products driven by market needs. This philosophy has resulted in steady, consistent growth year after year.
     From the very beginning, we identified customer requirements. We conducted in-depth surveys and analyses, got our hands dirty, and probed for answers. As a result of this exacting research, we uncovered an emerging market for in-process balancing of grinding machines in industrial manufacturing.
     Ten years ago, there was no simple, reliable solution for balancing grinding machines. In addition, customer service was sorely lacking. Long waits for balancing equipment was the rule, not the exception.
     We decided to design automatic balancers as an inexpensive add-on. Furthermore, we planned to make these balancers reliable, durable, and simple to operate. This ease of operation was a unique differentiator and immediately set us apart from other balancing products. We also made our entire system modular, making it easy to replace parts, minimizing downtime.
     During each of the past two years, Schmitt has made a key acquisition that promises positive long-term benefits. In 1995 we acquired TMA Technologies for its leading-edge laser technology. This acquisition has resulted in an entirely new company division, Schmitt Measurement Systems (SMS). The flagship product of the SMS division is the TMS 2000, which uses reflected laser light to measure the surface smoothness of substrates, the basic material for silicon computer wafers, as well as blanks for hard disks. In its first two years of operation, sales within SMS have been dramatic and analysts project continued strong growth.
     Our second acquisition occurred during this last fiscal year. Hofmann Maschinenbau, a German balancing company and a former competitor, is now

1987
--------------------------------------------------------------------------------

1987
----
 SB-2000 SBS Controller introduced as Schmitt initial balancer product

 Sales of $364,196

1988
-----
 The Torrington Company and Bryant Grinder Company established as major customers

 Two employees

1989
----
 Schmitt introduced advanced trouble free power transmission technology

 Sales of $348,374

1990
----
 SB-2500 SBS advanced Controller introduced into balancer market

 Four employees

1991
----
 Caterpillar Incorporated, Allied Signal Aerospace Co., and Federal Mogul Corporation established as major customers

 Seven employees

1992
-----
 Mercedes Benz and Dana Corporation established as major customers

 Introduced the SB-3500 SBS multi-channel controller and the SB-2400 SBS advanced remote panel electronic controller

 Sales of $1,066,015

                                                        SCHMITT INDUSTRIES, INC.
                                                    ----------------------------
                                                                          PAGE 3


ACQUIRING NEW TECHNOLOGY TO LEVERAGE NEW OPPORTUNITIES.

PROVIDING ECONOMIC VALUE DRIVES OUR EVERY EFFORT.

a wholly-owned subsidiary named Schmitt Hofmann Systems (SHS). We will continue to manufacture and sell SHS hydrokompensers, internal spindle balancers and ring balancers to complement the Schmitt Balancing System (SBS) product line.
     We intend to address the European market with the same care and precision we bring to other worldwide markets. A major goal in Europe is building a sizable inventory of SHS balancer parts and systems, so we can provide rapid delivery of them. The European community has communicated a need for top-flight customer service and we intend to meet this challenge via Schmitt Europe, Ltd.
(SEL) and SHS. SEL has also been awarded the exclusive sales and service contract for the large installed base of CEMB parts-balancing machines in the United Kingdom.
     We're guided by the realization that we cannot sell anything to anyone unless we offer economic value. With that uppermost in mind, we're committed to providing the best methods of measurement and process control at the lowest cost to our customers. We plan to continually provide our customers with the best possible products on an economic value basis.
     In fact, economic value drives every one of our product development programs. We develop products for one overriding reason: because the marketplace demands them.
     Equally important, we've assembled a work force with the same care that we design our products. Consequently, we have an incredibly low turnover rate, due to our selective employment practices, combined with attractive compensation packages. We nurture employee involvement by encouraging them to participate in company decisions, and we reward productivity and dedication accordingly.

                                                                1997
--------------------------------------------------------------------------------

1993
----
 GENERAL MOTORS CORPORATION AND FORD MOTOR COMPANY ESTABLISHED AS MAJOR
 CUSTOMERS

 PURCHASED AND MOVED INTO PRESENT CORPORATE OFFICE

 ELEVEN EMPLOYEES

1994
----
 BOEING COMPANY AND BRIGGS AND STRATTON ESTABLISHED AS MAJOR CUSTOMERS

 PURCHASED AND REMODELED THE SMS BUILDING

 TWELVE EMPLOYEES

1995
----
 BEGAN TRADING ON NASDAQ SMALL CAP UNDER TRADE SYMBOL SMIT

 ACQUIRED TMA, RENAMED IT SMS AND MOVED THE BUSINESS TO PORTLAND

 TMS 2000 INTRODUCED AS SMS MAJOR NEW PRODUCT

 SALES OF $4,414,832

1996
----
 SCHMITT INDUSTRIES CONSOLIDATED FROM CANADA TO OREGON

 OPENED SCHMITT EUROPE LTD.

 ACQUIRED SCHMITT HOFMANN SYSTEMS GMBH IN GERMANY

 TWENTY-ONE EMPLOYEES


1997
----
 SCHMITT STOCK UPGRADED FROM SMALL CAP TO NASDAQ NATIONAL MARKET

 FORTY-SEVEN EMPLOYEES WORLDWIDE

 RECORD SALES OF $10,541,972

SCHMITT INDUSTRIES, INC.
----------------------------
PAGE 4


                            SCHMITT BALANCING SYSTEMS

ACCURATELY BALANCING GRINDING WHEELS IS CRITICAL TO THE MANUFACTURING PROCESS. A BALANCED WHEEL PRODUCES SUPERIOR ROUNDNESS OR, IN THE CASE OF SURFACE GRINDERS, SUPERIOR FLATNESS. JUST A SMALL AMOUNT (A FEW MICRONS*) OF WHEEL IMBALANCE DAMAGES THE FORM AND SURFACE OF A GROUND WORKPIECE. IN PRODUCTION GRINDING, CLOSE AND REPEATABLE TOLERANCE OF FINISHED PARTS, PRODUCTION EFFICIENCY, PART FINISH, AND OVERALL CONSISTENT QUALITY ARE CRITICAL TO SUCCESS.
     SCHMITT MANUFACTURES THE SBS AND SHS DYNAMIC BALANCING SYSTEMS FOR GRINDING MACHINES. OUR BALANCERS PROVIDE FAR MORE ACCURACY AND RELIABILITY THAN COMPETING PRODUCTS AND SELL FOR LESS THAN COMPETING PRODUCTS, FACTORS WHICH HAVE ENABLED THE SBS AND SHS BALANCERS TO BECOME THE STANDARD OF THE INDUSTRY.

* A MEASUREMENT UNIT EQUAL TO FORTY MILLIONTHS OF AN INCH.

HOW SMALL IS A MICRON?
-----------------------
/ /  A HUMAN HAIR IS ABOUT 50 MICRONS IN DIAMETER.

/ /  GRASS GROWS AT ABOUT 5 MICRONS A MINUTE.

/ / ONE MICRON IS TO A DROP OF WATER, AS A TEASPOON OF WATER IS TO AN OLYMPIC SWIMMING POOL.

                SCHMITT OFFERS A PRODUCT FOR EVERY BALANCER NEED

WE HAVE GROWN OUR BUSINESS LARGELY ON CUSTOMER SERVICE AND OUR ABILITY TO PROVIDE OVERNIGHT DELIVERY OF BALANCER SYSTEMS AND REPLACEMENT PARTS. BUT IT ALL BEGINS WITH A SOUND PRODUCT.
     SCHMITT'S SBS AND SHS SYSTEMS ARE PRODUCTION-PROVEN IN MORE THAN 15,000 MAJOR MANUFACTURING INSTALLATIONS WORLDWIDE, INCLUDING MANY OF THE LARGEST MANUFACTURING FIRMS. THESE INCLUDE THE BOEING COMPANY, GENERAL MOTORS, FORD MOTOR COMPANY, TIMKEN BEARINGS, TORRINGTON BEARINGS, MERCEDES BENZ, VOLKSWAGEN AG, VOLVO, TRW DEUTSCHLAND GMBH, AUDI AG, AND BMW BAYERISCHE MOTOREN WERKE AG. IN ADDITION, MANY MANUFACTURERS INCORPORATE THE SBS AND SHS DYNAMIC BALANCING EQUIPMENT AS OEM EQUIPMENT ON GRINDING MACHINES.
     THE SBS SYSTEM OFFERS A 10-YEAR SUCCESSFUL TRACK RECORD AND REQUIRES
LITTLE OR NO MODIFICATIONS TO THE GRINDING MACHINE. THIS IS ESPECIALLY IMPORTANT, SINCE MANY OTHER SYSTEMS REQUIRE EXTENSIVE MACHINING OF THE
SPINDLE, HUB OR GUARDING. WE PROVIDE PRE-ENGINEERED BALANCING SOLUTIONS FOR
MORE THAN 600 DIFFERENT GRINDING MACHINES, AND THE LIST CONTINUES TO GROW. (INCIDENTALLY, THE SHS SYSTEM HAS 30 YEARS OF PROVEN SUCCESS, PRIMARILY IN
THE EUROPEAN MARKET.)
     THE SBS AND SHS MECHANICAL SYSTEMS ARE FULLY AUTOMATED AND OPERATE ON A PRINCIPLE OF MASS COMPENSATION FOR WHEEL IMBALANCE. A SENSOR MONITORS SPINDLE MOVEMENT OR VIBRATION, THEN SENDS A SIGNAL TO THE COMPUTER CONTROL UNIT. THE CONTROL UNIT FILTERS THE SIGNAL FROM THE VIBRATION SENSOR BY RPM. THE
MECHANICAL BALANCE HEADS CONTAIN TWO MOVEABLE WEIGHTS, EACH DRIVEN BY
ELECTRIC MOTORS WITHIN THE BALANCER. THE CONTROL UNIT MOVES THE ECCENTRIC WEIGHTS IN THE DIRECTION THAT REDUCES THE SIGNAL AMPLITUDE. WHEN THE
VIBRATION IS LOWEST, THE BALANCE CYCLE IS COMPLETE.
     THE SHS HYDROKOMPENSER ALSO WORKS ON MASS COMPENSATION TO CORRECT WHEEL IMBALANCE. WATER IS INJECTED INTO CHAMBERS WHILE THE BALANCE DEVICE IS
ATTACHED TO THE GRINDER. ANY IMBALANCE IN THE GRINDING WHEEL IS OFFSET BY
WATER DISTRIBUTED VIA THE COMPUTER CONTROLLER.
     THESE SYSTEMS PROVIDE MONITORING AND CONTROL OF A VERY CRUCIAL MANUFACTURING PROCESS VARIABLE, WHICH DIRECTLY AFFECTS QUALITY AND EFFICIENCY. IN THIS AGE OF EVER-INCREASING MANUFACTURING REQUIREMENTS AND STATISTICAL CONTROL REQUIREMENTS, THESE TYPES OF BALANCING TOOLS ARE INVALUABLE.
     SCHMITT SBS BALANCER PRODUCTS ARE MANUFACTURED IN THE U.S. AND CONFORM TO STRINGENT ISO-9001 QUALITY AND MEASUREMENT STANDARDS.

CONTROLS AND SENSORS

SCHMITT'S COMPUTER CONTROL FEATURES A RELIABLE CIRCUIT BOARD DESIGN IN A RUGGED SEALED ENCLOSURE. THE SENSOR MONITORS VIBRATION LEVELS WITH PRECISE ACCURACY. THE CONTROLS AND SENSORS ARE THE BACKBONE OF THE SCHMITT BALANCER PRODUCT LINE. MANY OPTIONS ARE AVAILABLE.

EXTERNAL BALANCERS AND ADAPTERS

THE SCHMITT EXTERNAL BALANCER/ADAPTER IS EASY TO INSTALL AND FITS A WIDE RANGE OF STANDARD U.S. APPLICATIONS.

                                                        SCHMITT INDUSTRIES, INC.
                                                    ----------------------------
                                                                          PAGE 5



[PICTURE]

INTERNAL BALANCERS
THE IDEAL CHOICE FOR MANY GRINDING MACHINE OEMS. PRODUCED IN EUROPE
BY SHS.

[PICTURE]

RING BALANCERS
THE SCHMITT RING BALANCER FEATURES A HIGHLY FLEXIBLE DESIGN. IT'S A HIGHLY LOGICAL WAY TO ADDRESS ADDITIONAL MARKET OPPORTUNITIES.

[PICTURE]

HYDROKOMPENSER
THE HYDROKOMPENSER IS THE ORIGINAL AUTOMATIC BALANCE SYSTEM, DESIGNED FOR HIGH-SPEED APPLICATIONS. THE SYSTEM IS MANUFACTURED IN EUROPE BY SCHMITT HOFMANN SYSTEMS.

SCHMITT INDUSTRIES, INC.
----------------------------
PAGE 6

                           SCHMITT MEASUREMENT SYSTEMS

Over the last 25 years, the computing power of microprocessor chips has increased almost 50 percent each year. Within 10 years, experts predict that these chips will contain between 300 million and 500 million transistors, compared with 3.5 million transistors found in today's chips.
     To address these precision needs of the high technology industry, the Schmitt SMS division manufactures a series of non-contact laser measurement devices which measure surface roughness (commonly referred to as microroughness) in angstroms.* Manufacturers of hard disks, hard disk drives, and silicon wafers are major customers of Schmitt laser products.

* A MEASUREMENT UNIT EQUAL TO FOUR BILLIONTHS OF AN INCH.

           SCHMITT OFFERS A WIDE RANGE OF NON-CONTACT SURFACE DEVICES.

All smooth surfaces possess some degree of microroughness, even if only at the atomic level. In high-technology products, roughness arises from the manufacturing process, which may involve chemical deposition, grinding, polishing, etching or several other commonly used production techniques. Non-contact surface measurement devices can quantify surface micro-roughness with rapid, accurate, repeatable and non-destructive measurements.
     Schmitt's TMS 2000W and TMS 3000W laser devices measure in tenths of angstroms and can provide precise microroughness measurements of the surface of silicon wafers. Silicon wafers are carefully cut and polished in order to provide the substrate or base upon which a computer or memory chip is produced.
     Silicon wafer manufacturing processes must be performed in a very precise and controlled manner, and the precision of these processes is greatly dependent on the beginning surface roughness of the silicon wafer. The industry continues to demand more precision from its manufacturing process, in order to continually increase the performance and capacity of the chips being produced.
     Computer hard disks require exact manufacturing control and they have a narrow tolerance band for acceptable roughness. This is because the


HOW SMALL IS AN ANGSTROM?
-------------------------
/ /  The point of a needle is about 1 million angstroms in diameter.

/ /  Fingernails grow at about 50 angstroms per second.

/ / One angstrom is to a grain of sand, as a child's wading pool is to the Atlantic Ocean.

[GRAPHIC]

TMS 2000
The SMS TMS 2000 provides fast, accurate, repeatable microroughness measurements for computer hard disk manufacturers. The system quadruples production throughput, compared to other testing devices.

[GRAPHIC]

TMS 2000W/3000W
The SMS TMS 2000W/3000W provides fast, accurate, repeatable measurements for manufacturers of silicon wafers, computer chips and memory devices. The system provides measurements to a few hundredths of an angstrom, a level unachievable by other testing devices.

                                                        SCHMITT INDUSTRIES, INC.
                                                    ----------------------------
                                                                          PAGE 7


read/write head of the operating disk drive is designed to "fly" over the surface of the rotating disk. A cushion of air is all that prevents contact between the head and the disk surface. This air cushion is generated when the rough surface of the rotating disk pulls air under the read/write head.
     If the surface of the disk is too smooth, the read/write head may stick, or bind to the surface of the disk, causing damage. If the disk is too rough, the head will fly too far from the disk surface, causing a reduction in data density or storage capacity on the drive. So, as you can see, control of surface microroughness on the disk is critical for manufacturers. The TMS 2000 from Schmitt more than meets this challenge and several versions of this device are available. Customers include Komag, Akashic, Western Digital, and Seagate.
Each version measures microroughness via scattered light technology, and the products are marketed worldwide through a strategic partnership with Veeco Surface Metrology. The TMS 2000W and the TMS 3000W are specifically designed for the silicon wafer market. Customers include Mitsubishi Siltec, SEH America, and Material Silicon.
     The SMS hand-held scatterometer also measures surface roughness and spatial frequency data from scattered light distribution. The device is portable, making it ideal for in-process testing of optical surfaces, in-situ testing of precision ground surfaces, and quality control of finished parts.
     Our customers can also count on Schmitt for comprehensive and responsive measurement services. We maintain the world's most powerful light scatter laboratory, featuring eight lasers that operate at 20 different wavelengths, and we offer complete light scatter analysis for industrial, military and space optics applications. We routinely do measurements for such industry giants as NASA, Lockheed Martin and Raytheon.
     All Schmitt non-contact surface measurement products are manufactured in the U.S. and conform to stringent ISO-9001 quality and measurement standards.

[GRAPHIC]

ALMS LASER
The Model 2002 is the world's most accurate laser alignment system. A solid-state laser diode increases beam stability and its unique See-Thru target design eliminates beam displacement and power loss. An excellent tool for precision tasks such as aircraft assembly.

[GRAPHIC]

MICRO-SCAN
The Schmitt (micro)Scan is a portable, hand held device that provides microroughness measurements at the sample in seconds. From a single measurment, a user can determine surface roughness, reflectance and scattered light levels.

[GRAPHIC]

COMPREHENSIVE MEASUREMENT SERVICES
Schmitt's powerful light scatter lab uses 8 lasers operating at 20 different wavelengths.

SCHMITT INDUSTRIES, INC.
----------------------------
PAGE 8


FOCUSED IN THE PRESENT, WHILE ENVISIONING THE FUTURE.


"DRIVEN BY STRONG GROWTH IN MANUFACTURING, ESPECIALLY IN THE COMPUTER INDUSTRY, SCHMITT'S SALES AND EARNINGS ARE EXPECTED TO GROW BETWEEN 25 PERCENT AND 50 PERCENT PER YEAR THROUGH THE END OF THIS DECADE."

STRATEGIES FOR LONG-TERM SUCCESS.


"OUR TMS 2000 IS THE FASTEST AND MOST ACCURATE NON-CONTACT MEASUREMENT SYSTEM IN THE WORLD."

Schmitt prides itself on staying well-positioned to respond to the marketplace. We understand our markets and we provide precise and exact solutions to industry demands.
     One major strength is our high levels of inventory within our balancer product line. Because of the stable design of our balancers, we are able to stock in excess of $1 million of inventory, which enables overnight delivery of spare parts and entire systems. We also offer the finest balancer products in terms of cost, performance and reliability.
     Today we control 60 percent of the existing U.S. balancer market for grinding machines. Yet, as U.S. industry continues to expand and as manufacturing requirements become stricter, the need for grinders and balancer products increases. Therefore, we are far from reaching the market saturation point.
     Applying balancers to grinding machines is merely the beginning. We have our eyes firmly set on future markets, specifically, applying balancers to other rotating industrial machinery, including turbines, fans, generators. Tremendous opportunity exists to capitalize on these additional related markets. This clearly defined direction remains an important aspect of our original company charter.
     We have created a climate within the market the precludes many would-be competitors from trying to challenge us. We are very formidable, by virtue of our solid market share, as well as our $8.5 million in assets and our ongoing decision to not incur debt.
     We temper careful planning with timely strategic moves. The acquisitions of Schmitt Measurement Systems (SMS) (formerly TMA Technologies) in May 1995 and Schmitt Hofmann Systems (SHS) (formerly Hofmann Maschinenbau) in December 1996 are prime examples of our ability to be bold.
     We anticipate that the demand for SMS laser products like the TMS 2000 will increase dramatically over the next several years. Originally, we intended to complement our balancer line with laser devices that measured surfaces on ground parts. During our market research, we discovered the need for surface measurement tools in the high technology industry. Silicon wafers and computer hard disks are two major product categories that require precise surface measurements and we are targeting both of those categories.

                                                        SCHMITT INDUSTRIES, INC.
                                                    ----------------------------
                                                                          PAGE 9



TAPPING THE POTENTIAL OF INTERNATIONAL MARKETS.

"WE ARE POSITIONED TO CONTINUE THE GROWTH WE HAVE EXPERIENCED OVER THE LAST TEN YEARS."

     Market demands are ever increasing for non-contact laser measurement products, and this will spur even more research and development. Several additional SMS products are already underway. The potential is very exciting, and we project that our overall company growth will be greatly accentuated by SMS sales.
     In our SMS division, we are outsourcing our marketing and customer service capabilities. We've accomplished this through a strategic partnership with Veeco Surface Metrology (NASDAQ:VECO), which acts as our sales and customer service agents for our TMS laser measurement products.
     Veeco provides worldwide sales, service and technical support and gives us instant viability in all major worldwide markets, including inroads to many new prospects. As we develop additional metrology products, we will benefit from Veeco's expertise to gain footholds in other new markets.
     With the addition of SHS and Schmitt Europe, Ltd. (SEL), we can utilize time-proven strategies to increase our market share in Europe. Building inventory at SHS is our first step, in conjunction with developing our European marketing and customer support staff. Providing responsive service will be a major priority. We will also benefit from the well-established customer base and market presence that Hofmann brings to Schmitt Industries.
     Over the years in the U.S., we've developed a sales and marketing support staff for the balancer market. The dynamics of the industry have enabled us to add staff in an evolutionary process over time. We plan to increase our staff in a similar manner in Europe.
     We will also continue to seek highly qualified personnel and bring them into the company where appropriate. At the end of fiscal 1997, we employed 47 people worldwide, including 19 in Europe and 28 in the U.S.
     A final note: The average U.S. manufacturing firm strives to achieve 40 percent gross profit. At Schmitt Industries, we try to average 60 percent gross profit on every manufactured product. More often than not, we meet that goal as a result of out efficient designs, precise manufacturing, extraordinary service and superior product quality.

SCHMITT INDUSTRIES, INC.
----------------------------
PAGE 10


                          CONSOLIDATED BALANCE SHEETS

                    FOR THE YEARS ENDED MAY 31, 1997 AND 1996

                                                            1997            1996
ASSETS

CURRENT ASSETS
Cash . . . . . . . . . . . . . . . . . . . . . . . .  $  504,662      $  508,240
Trading securities . . . . . . . . . . . . . . . . .     168,000         145,600
Accounts receivable. . . . . . . . . . . . . . . . .   2,725,512       1,411,805
Inventories. . . . . . . . . . . . . . . . . . . . .   2,479,820       1,781,331
Prepaid expenses . . . . . . . . . . . . . . . . . .      30,668          15,906
Deferred tax asset . . . . . . . . . . . . . . . . .     136,000         169,729
--------------------------------------------------------------------------------
    Total current assets . . . . . . . . . . . . . .   6,044,662       4,032,611
--------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT
Land . . . . . . . . . . . . . . . . . . . . . . . .     299,000         299,000
Building and leasehold improvements. . . . . . . . .   1,025,868         834,850
Furniture, fixtures, and equipment . . . . . . . . .     760,596         556,245
Vehicles . . . . . . . . . . . . . . . . . . . . . .     146,299         104,126
--------------------------------------------------------------------------------
                                                       2,231,763       1,794,221
Less accumulated depreciation and amortization . . .     530,587         312,189
--------------------------------------------------------------------------------
                                                       1,701,176       1,482,032
--------------------------------------------------------------------------------
OTHER ASSETS
Long-term deferred tax asset . . . . . . . . . . . .     679,000         398,904
Marketing rights, net of accumulated amortization
  of $735,914 and $663,521 at May 31, 1997
  and 1996, respectively . . . . . . . . . . . . . .          --          72,393
Other assets . . . . . . . . . . . . . . . . . . . .      90,415              --
--------------------------------------------------------------------------------
                                                         769,415         471,297
--------------------------------------------------------------------------------
TOTAL ASSETS . . . . . . . . . . . . . . . . . . . .  $8,515,253      $5,985,940
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable . . . . . . . . . . . . . . . . . .  $  530,667      $  344,828
Accrued royalties. . . . . . . . . . . . . . . . . .     131,983          84,157
Accrued commissions. . . . . . . . . . . . . . . . .     111,996         133,382
Other accrued liabilities. . . . . . . . . . . . . .      62,832          27,074
Income taxes payable . . . . . . . . . . . . . . . .      68,563         294,749
Current portion of long-term debt. . . . . . . . . .      29,061          40,346
--------------------------------------------------------------------------------
    Total current liabilities. . . . . . . . . . . .     935,102         924,536
--------------------------------------------------------------------------------
LONG-TERM DEBT, net of current portion . . . . . . .     150,922         174,532

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY

Common stock, no par value, 20,000,000 shares
  authorized 7,081,889 and 6,918,139 shares
  issued and outstanding at May 31, 1997 and
  1996, respectively . . . . . . . . . . . . . . . .   4,952,411       4,098,512
Cumulative foreign exchange translation adjustment .     (36,270)             --
Retained earnings. . . . . . . . . . . . . . . . . .   2,513,088         788,360
--------------------------------------------------------------------------------
    Total stockholders' equity . . . . . . . . . . .   7,429,229       4,886,872
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY . . . . .  $8,515,253      $5,985,940
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                                        SCHMITT INDUSTRIES, INC.
                                                    ----------------------------
                                                                         PAGE 11


                        CONSOLIDATED STATEMENTS OF INCOME

                 FOR THE YEARS ENDED MAY 31, 1997, 1996 AND 1995


                                                             1997           1996           1995
NET SALES. . . . . . . . . . . . . . . . . . . . . .  $10,541,972     $7,080,128     $4,414,832
COST OF SALES. . . . . . . . . . . . . . . . . . . .    3,875,790      2,547,054      1,656,462
    Gross profit . . . . . . . . . . . . . . . . . .    6,666,182      4,533,074      2,758,370
GENERAL, ADMINISTRATIVE, AND
  SALES EXPENSE. . . . . . . . . . . . . . . . . . .    4,314,271      3,023,916      2,045,117
RESEARCH AND DEVELOPMENT EXPENSE . . . . . . . . . .       55,800             --         15,843
-----------------------------------------------------------------------------------------------
    Operating expenses . . . . . . . . . . . . . . .    4,370,071      3,023,916      2,060,960
-----------------------------------------------------------------------------------------------
Operating income . . . . . . . . . . . . . . . . . .    2,296,111      1,509,158        697,410
-----------------------------------------------------------------------------------------------
OTHER INCOME AND EXPENSE
  Interest expense . . . . . . . . . . . . . . . . .      (16,273)       (45,130)       (26,756)
  Interest income. . . . . . . . . . . . . . . . . .       25,007         27,853         56,978
  Gain on sale of assets . . . . . . . . . . . . . .           --             --          2,512
  Loss on write down of assets . . . . . . . . . . .           --             --       (333,382)
  Unrealized gain (loss) on trading securities . . .       22,400        (61,222)            --
  Miscellaneous income . . . . . . . . . . . . . . .       25,430         16,132         18,813
-----------------------------------------------------------------------------------------------
      Other income and expense . . . . . . . . . . .       56,564        (62,367)      (281,835)
-----------------------------------------------------------------------------------------------
INCOME BEFORE PROVISION FOR
  INCOME TAXES . . . . . . . . . . . . . . . . . . .    2,352,675      1,446,791        415,575
PROVISION FOR INCOME TAXES . . . . . . . . . . . . .      627,947        229,538        166,770
-----------------------------------------------------------------------------------------------
NET INCOME . . . . . . . . . . . . . . . . . . . . .  $ 1,724,728     $1,217,253     $  248,805
-----------------------------------------------------------------------------------------------
Net income per common share and common
  share equivalent . . . . . . . . . . . . . . . . .  $      0.23     $     0.16     $     0.04
-----------------------------------------------------------------------------------------------
Weighted average number of common shares
  and common share equivalents outstanding . . . . .    7,420,921      7,416,713      7,115,794
-----------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SCHMITT INDUSTRIES, INC.
----------------------------
PAGE 12


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED MAY 31, 1997, 1996 AND 1995

                                                                  1997           1996           1995
CASH FLOWS RELATING TO

OPERATING ACTIVITIES

Net income . . . . . . . . . . . . . . . . . . . . . . .    $1,724,728     $1,217,253     $  248,805
Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
  Depreciation . . . . . . . . . . . . . . . . . . . . .       264,440        196,021         77,211
  Amortization . . . . . . . . . . . . . . . . . . . . .        72,393        189,103        148,325
  Unrealized (gain) loss on trading securities . . . . .       (22,400)        61,222             --
  Deferred taxes . . . . . . . . . . . . . . . . . . . .       198,426        (30,822)        51,000
  Write-down of marketing rights . . . . . . . . . . . .            --             --        333,382
  Gain on sale of assets . . . . . . . . . . . . . . . .            --             --         (2,512)
(Increase) decrease in:
  Trading securities . . . . . . . . . . . . . . . . . .            --        150,000       (356,822)
  Accounts receivable. . . . . . . . . . . . . . . . . .    (1,313,707)      (444,024)      (210,472)
  Inventories. . . . . . . . . . . . . . . . . . . . . .      (235,556)      (613,626)      (482,485)
  Prepaid expenses . . . . . . . . . . . . . . . . . . .       (14,762)        (4,004)         2,213
  Notes receivable . . . . . . . . . . . . . . . . . . .            --         10,000        (10,000)
  Income taxes receivable. . . . . . . . . . . . . . . .            --         50,000        (50,000)
  Other assets . . . . . . . . . . . . . . . . . . . . .       (90,415)      (121,907)           372
Increase (decrease) in:
  Accounts payable . . . . . . . . . . . . . . . . . . .       185,839        (96,215)        59,492
  Accrued liabilities, royalties, and commissions. . . .        62,198        126,784         52,048
  Income taxes payable . . . . . . . . . . . . . . . . .      (226,186)       294,749       (168,228)
----------------------------------------------------------------------------------------------------
      Net cash provided by (used in)
       operating activities. . . . . . . . . . . . . . .       604,998        984,534       (307,671)
----------------------------------------------------------------------------------------------------
CASH FLOWS RELATING TO INVESTING ACTIVITIES
Purchase of property and equipment . . . . . . . . . . .      (461,168)      (406,675)      (561,799)
Proceeds from disposal of equipment. . . . . . . . . . .        10,651             --          5,000
Acquisition of assets of Hofmann
  Maschinenbau GmbH. . . . . . . . . . . . . . . . . . .      (496,000)
Acquisition of TMA Technologies, Inc.. . . . . . . . . .            --             --       (530,240)
----------------------------------------------------------------------------------------------------
      Net cash used in investing activities. . . . . . .      (946,517)      (406,675)    (1,087,039)
----------------------------------------------------------------------------------------------------
CASH FLOWS RELATING TO FINANCING ACTIVITIES
Net decrease in short-term debt. . . . . . . . . . . . .            --             --       (200,000)
Repayment of long-term debt. . . . . . . . . . . . . . .       (34,895)       (69,131)            --
Long-term repayments -- mortgage . . . . . . . . . . . .            --       (233,920)       (38,202)
Net change in lease payable. . . . . . . . . . . . . . .            --             --         (4,431)
Dividends paid . . . . . . . . . . . . . . . . . . . . .            --             --        (99,630)
Exercise of stock options. . . . . . . . . . . . . . . .       409,106         92,188             --
----------------------------------------------------------------------------------------------------
      Net cash provided by (used in)
       financing activities. . . . . . . . . . . . . . .       374,211       (210,863)      (342,263)
----------------------------------------------------------------------------------------------------
Effect of foreign exchange translation on cash . . . . .       (36,270)            --             --
----------------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                                        SCHMITT INDUSTRIES, INC.
                                                    ----------------------------
                                                                         PAGE 13


                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                 FOR THE YEARS ENDED MAY 31, 1997, 1996 AND 1995

                                                                  1997           1996           1995
INCREASE (DECREASE) IN CASH. . . . . . . . . . . . . . .     $  (3,578)     $ 366,996    $(1,736,973)
CASH, beginning of year. . . . . . . . . . . . . . . . .       508,240        141,244      1,878,217
----------------------------------------------------------------------------------------------------
CASH, end of year. . . . . . . . . . . . . . . . . . . .     $ 504,662      $ 508,240    $   141,244
----------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF
  CASH FLOW INFORMATION
Cash paid during the period for interest . . . . . . . .     $  15,272      $  45,130    $    26,756
Cash paid during the period for income taxes . . . . . .     $ 450,871      $  11,600    $   321,997
SUPPLEMENTAL SCHEDULE
OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
Discount associated with long-term debt. . . . . . . . .     $      --      $ (78,085)
Reduction of goodwill. . . . . . . . . . . . . . . . . .     $(215,973)     $(424,011)
Income tax benefit of stock options exercised. . . . . .     $(444,793)     $(113,800)
On December 2, 1996, Schmitt Hofmann Systems
    GmbH acquired certain assets of
    Hofmann Maschinenbau GmbH
  The purchase price consisted of the following:
    Inventories. . . . . . . . . . . . . . . . . . . . .     $ 462,933
    Equipment. . . . . . . . . . . . . . . . . . . . . .        33,067
----------------------------------------------------------------------------------------------------
      Net cash paid to acquire certain assets
       of Hofmann MaschinenbauGmbH . . . . . . . . . . .     $ 496,000
----------------------------------------------------------------------------------------------------
On May 23, 1995, Schmitt Industries, Inc.,
    acquired TMA Technologies, Inc.
  The purchase price consisted of the following:
    Accounts receivable. . . . . . . . . . . . . . . . .                                 $   208,574
    Inventories. . . . . . . . . . . . . . . . . . . . .                                      72,342
    Property, plant, and equipment . . . . . . . . . . .                                     306,714
    Intellectual property. . . . . . . . . . . . . . . .                                      45,527
    Goodwill . . . . . . . . . . . . . . . . . . . . . .                                     433,839
    Accounts payable . . . . . . . . . . . . . . . . . .                                    (174,662)
    Long-term debt . . . . . . . . . . . . . . . . . . .                                    (362,094)
----------------------------------------------------------------------------------------------------
      Net cash paid to acquire TMA
       Technologies, Inc.. . . . . . . . . . . . . . . .                                 $   530,240
----------------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SCHMITT INDUSTRIES, INC.
----------------------------
PAGE 14


           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED MAY 31, 1997, 1996, 1995 AND 1994

                                                                            Cumulative
                                                                              Foreign       Retained
                                                                              Exchange      Earnings
                                                                            Translation   (Accumulated
                                                Shares          Amount      Adjustment      Deficit)       Total
--------------------------------------------------------------------------------------------------------------------
BALANCE,
   May 31, 1994. . . . . . . . . . . . .     6,886,889      $3,892,524         $     --     $ (677,698)   $3,214,826
Net income for the year. . . . . . . . .            --              --               --        248,805       248,805
--------------------------------------------------------------------------------------------------------------------
BALANCE,
   May 31, 1995. . . . . . . . . . . . .     6,886,889       3,892,524               --       (428,893)    3,463,631
Stock options exercised. . . . . . . . .        31,250          92,188               --             --        92,188
Income tax benefit from exercise of
  stock options. . . . . . . . . . . . .            --         113,800               --             --       113,800
Net income . . . . . . . . . . . . . . .            --              --               --      1,217,253     1,217,253
--------------------------------------------------------------------------------------------------------------------
BALANCE,
   May 31, 1996. . . . . . . . . . . . .     6,918,139       4,098,512               --        788,360     4,886,872
Cumulative foreign exchange translation
  adjustment . . . . . . . . . . . . . .            --              --          (36,270)            --       (36,270)
Stock options exercised. . . . . . . . .       163,750         409,106               --             --       409,106
Income tax benefit from exercise of
  stock options. . . . . . . . . . . . .            --         444,793               --             --       444,793
Net income . . . . . . . . . . . . . . .            --              --               --      1,724,728     1,724,728
--------------------------------------------------------------------------------------------------------------------
BALANCE,
   May 31, 1997. . . . . . . . . . . . .     7,081,889      $4,952,411         $(36,270)    $2,513,088    $7,429,229
--------------------------------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                                        SCHMITT INDUSTRIES, INC.
                                                    ----------------------------
                                                                         PAGE 15


NOTE 1
--------------------
ORGANIZATION AND NATURE OF OPERATIONS

Schmitt Industries, Inc. (the Company) is engaged in the design, assembly, marketing, and distribution of electronic and mechanical components for industrial products and laser measurement systems throughout the United States, the Far East, and Europe.

     On May 23, 1995, the Company acquired TMA Technologies, Inc. As of June 1, 1995, the name of this company was changed to Schmitt Measurement Systems, Inc. On June 13, 1996, the Company established Schmitt Europe, Ltd. In addition, on December 2, 1996, the Company established Schmitt Hofmann Systems GmbH which acquired certain assets of the grinding wheel balance division of Hofmann Maschinenbau GmbH.

     The consolidated financial statements as of May 31, 1997 and 1996, and for the years ended May 31, 1997, 1996, and 1995, include those of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

NOTE 2
--------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVENTORY
Inventory is valued at the lower of cost or market. Cost is determined on the average cost basis. As of May 31, 1997 and 1996, inventories consisted of raw materials ($1,165,554 and $931,095, respectively), work-in-process ($258,912 and $122,403, respectively), and finished goods ($1,055,354 and $727,833, respectively).

DEPRECIATION
Depreciation is computed by the straight-line method over estimated useful lives of three to seven years for furniture, fixtures, and equipment; three years for vehicles; and twenty-five years for building and leasehold improvements.

MARKETING RIGHTS
The capitalized costs of marketing rights are recorded at cost and are amortized on a straight-line basis over five to ten years.

CAPITAL STOCK
The Company follows the practice of recording amounts received upon the exercise of options by crediting common stock. No charges are reflected in the consolidated statements of income as a result of the grant or exercise of stock options. The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit also results in an increase in common stock.

CONCENTRATION OF CREDIT RISK
Financial instruments which potentially expose the Company to concentration of credit risk are trade accounts receivable. Credit terms generally include a discount of 1-1/2% if the invoice is paid within ten days, with the net amount payable in 30 days. No allowance for doubtful accounts is considered necessary.
     For the year ended May 31, 1997, approximately 22% of consolidated sales were made to one entity. During the year ended May 31, 1997, the Company entered into a strategic partnership with this entity to distribute systems manufactured by Schmitt Measurement Systems, Inc., for an initial term of one year. For the year ended May 31, 1996, approximately 15.4% of consolidated sales were made to one customer. For the year ended May 31, 1995, sales to a single customer did not exceed 10% of consolidated sales.

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

TRADING SECURITIES
Trading securities consist of common stock and are stated at fair value, which is estimated based on quoted market prices. Unrealized gains or losses are included in other income and expense.

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

SCHMITT INDUSTRIES, INC.
----------------------------
PAGE 16


NOTE 2 (CONTINUED)
--------------------
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


STOCK-BASED COMPENSATION
Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

FOREIGN CURRENCY TRANSLATION
Financial statements for the Company's subsidiaries outside the United States are translated into U.S. dollars at year-end exchange rates for assets and liabilities and weighted average exchange rates for income and expenses. The resulting translation adjustments are recorded as a separate component of stockholders' equity titled "Cumulative Foreign Exchange Translation Adjustment."

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of financial instruments approximate their fair values at May 31, 1997 and 1996. The fair market value of long-term debt approximates carrying amounts based on discounted cash flow analyses.

RECLASSIFICATIONS
Certain reclassifications have been made to the 1996 and 1995 consolidated financial statements to conform with current year presentations.


NOTE 3
--------------------
COMPANY ACQUISITIONS

On May 23, 1995, in a business combination accounted for as a purchase, the Company acquired TMA Technologies, Inc., which designs, manufactures, and markets optical quality assurance instruments. Subsequent to this acquisition, the Company changed the name of TMA Technologies, Inc., to Schmitt Measurement Systems, Inc., and moved the operations to Portland, Oregon.
     In transactions related to the acquisition, the Company established a royalty pool and has vested each shareholder and debt holder an interest in the royalty pool equal to the amount actually invested by shareholders or loaned by debt holders including interest payable through March 31, 1995. The royalty pool is funded at 5% of net sales (defined as gross sales less returns, allowances, and sales commissions) of Schmitt Measurement Systems, Inc.'s, products and future derivative products developed by Schmitt Industries, Inc., which utilize these technologies. As part of the royalty pool agreement, each of the former shareholders and debt holders released TMA Technologies, Inc., and Schmitt Industries, Inc., for any claims with regard to the acquisition except their rights to future royalties. However, as a result of an action filed in U.S. Bankruptcy Court, the Company is required to purchase the interests of three debt holders as follows: April 29, 1996 - $91,068; March 29, 1997 - $54,640;
March 29, 1998 - $43,713; March 29, 1999 - $34,970; March 20, 2000 - $139,880.
The outstanding balance at May 31, 1997 and 1996, based on the present value of the debt, discounted at 8% per annum, was $179,983 and $214,878, respectively, of which $29,061 and $40,346, respectively, was classified as current.
     On June 13, 1996, the Company established Schmitt Europe, Ltd. The cost of establishing this subsidiary is immaterial to these consolidated financial statements. On December 2, 1996, the Company established Schmitt Hofmann Systems GmbH in Germany with an initial capitalization of $67,000. Schmitt Hofmann Systems GmbH purchased certain assets of the grinding wheel balancer division of Hofmann Maschinenbau GmbH with a loan from the Company for $496,000.
     Both companies established during the year ended May 31, 1997, operate in the mechanical components segment of the business. The results of both companies are included in the accompanying consolidated financial statements since their respective dates of acquisition.


NOTE 4
--------------------
LINE OF CREDIT

The Company has an unsecured short-term line of credit agreement with Wells Fargo Bank, to a maximum of $1,500,000. The line is guaranteed by the Company's wholly-owned subsidiary, Schmitt Measurement Systems, Inc. Interest is payable at the bank's prime rate, fully floating. No balance was outstanding as of May 31, 1997. The existing credit arrangement succeeds a line of credit of $250,000 for which there was no outstanding balance at May 31, 1996.

                                                        SCHMITT INDUSTRIES, INC.
                                                    ----------------------------
                                                                         PAGE 17



NOTE 5
--------------------
INCOME TAXES

Deferred income taxes are recognized for all significant temporary differences between the tax and financial accounting bases of assets and liabilities. The classification of the resulting deferred tax assets and liabilities is based upon the classification of the related balance sheet asset or liability. The deferred tax asset results principally from net operating loss carryforwards, exercise of stock options, and temporary differences in the expense recognition of certain accounts. The deferred tax liability results from using accelerated depreciation methods for tax purposes.
     The principal components of the deferred tax assets and liabilities are as follows:

MAY 31,                                            1997                1996
----------------------------------------------------------------------------
Deferred tax assets:
Net operating loss carryforward. . . . .     $1,314,979          $1,591,229
Exercise of stock options. . . . . . . .         95,337             113,800
Inventory capitalization . . . . . . . .         16,760              39,066
Other asset capitalization . . . . . . .         28,936                  --
Other deferred assets. . . . . . . . . .         81,988              16,863
----------------------------------------------------------------------------
                                              1,538,000           1,760,958
Valuation allowance. . . . . . . . . . .       (675,000)         (1,167,218)
----------------------------------------------------------------------------
                                             $  863,000          $  593,740
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Deferred tax liabilities:
Depreciation . . . . . . . . . . . . . .     $   48,000          $   25,107
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Net deferred tax assets. . . . . . . . .     $  815,000          $  568,633
----------------------------------------------------------------------------
----------------------------------------------------------------------------
    Net deferred tax assets are as follows:

MAY 31,                                            1997                1996
----------------------------------------------------------------------------
Current. . . . . . . . . . . . . . . . .     $  136,000          $  169,729
Long-term. . . . . . . . . . . . . . . .        679,000             398,904
----------------------------------------------------------------------------
                                             $  815,000          $  568,633
----------------------------------------------------------------------------
----------------------------------------------------------------------------

     Through the acquisition of Schmitt Measurement Systems, Inc., the Company acquired net operating loss carryforwards in the amount of $5,507,768. These carryforwards expire in the years 2002 through 2010 and as of May 31, 1997, $3,867,084 of the net operating loss carryforwards remain. A valuation allowance is provided when it is more likely than not that some portion or all of the operating loss will not be realized. Since all of the net operating losses associated with the acquisition might not be realized, a valuation allowance was established for the entire balance at May 31, 1995. As of May 31, 1997 and 1996, the valuation allowance has been reduced since it is more likely than not that some portion of the operating loss will be realized.

     The income tax provision is as follows:

YEARS ENDED MAY 31,                           1997           1996         1995
-------------------------------------------------------------------------------
Current. . . . . . . . . . . . . .       $ 826,373      $ 198,716    $ 217,770
Deferred . . . . . . . . . . . . .        (198,426)        30,822      (51,000)
Provision for
  income taxes . . . . . . . . . .       $ 627,947      $ 229,538    $ 166,770
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows:

FOR THE YEARS ENDED MAY 31,                   1997           1996         1995
-------------------------------------------------------------------------------
Federal income taxes
  at statutory rate  . . . . . . .        $799,909       $491,909     $141,296
State income taxes,
  net of federal
  income tax benefit . . . . . . .         102,482         31,511       18,103
Change in deferred tax
  valuation allowance  . . . . . .        (492,218)      (705,424)          --
Reduction of goodwill
  associated with the
  acquisition of
  Schmitt Measurement
  Systems, Inc.. . . . . . . . . .         215,973        424,011           --
Other. . . . . . . . . . . . . . .           1,801        (12,469)       7,371
-------------------------------------------------------------------------------
Provision for
  income taxes . . . . . . . . . .        $627,947       $229,538     $166,770
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Effective tax rate . . . . . . . .             27%            16%          40%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

NOTE 6
--------------------
EMPLOYEE BENEFIT PLANS

The Company adopted the Schmitt Industries, Inc. 401(k) Profit Sharing Plan & Trust effective June 1, 1996. Employees must meet certain age and service requirements to be eligible. Participants may contribute up to 15% of their eligible compensation which is matched by the Company. The Company may further make either a profit sharing contribution or a discretionary contribution. Contributions made to this Plan during the year ended May 31, 1997, were $116,248.
     The Company adopted a Simplified Employee Pension Plan (SEP) during the year ended May 31, 1993. All permanent employees were eligible to participate once they met the age and length of employment requirements. Contributions were $41,840, and $40,500, during the years ended May 31, 1996 and 1995, respectively. The Plan was terminated effective May 31, 1996.

SCHMITT INDUSTRIES, INC.
----------------------------
PAGE 18

NOTE 7
--------------------
STOCK OPTIONS

Prior to 1995, the Company granted stock options to officers of the Company. Stock options for up to 10% of the outstanding shares were eligible for grant provided that the stock options for any one individual did not exceed 5% of the issued and outstanding shares of common stock. The purchase price of the optioned shares was equal to not less than the average closing price of the Company's common stock for the ten trading days immediately preceding the grant date of the stock options. The maximum term of each stock option did not exceed five years and all options were vested and exercisable upon grant. The options expire in the year 1999.
     A 1995 Stock Option Plan was adopted by the Board of Directors on December 19, 1995. An option granted under the Plan may be either an incentive stock option ("ISO"), or a nonstatutory stock option ("NSO"). ISOs may be granted only to employees of the Company and are subject to certain limitations, in addition to restrictions applicable to all stock options under the Plan. Options not meeting these limitations will be treated as NSOs. Options granted under the Plan are not exercisable until vested. Vesting is generally on a cumulative basis over four years at 25% per year. This plan, which originally provided for 300,000 shares available for option, was amended during the year ended May 31, 1997, with the maximum number of available shares increased to 500,000. The options expire in years 2006 and 2007.
     The following summarizes the options outstanding as of May 31, 1997:


                                                                                                                COMBINED
                                                          OFFICERS' PLAN               EMPLOYEES' PLAN            PLANS
-------------------------------------------------------------------------------------------------------------------------
                                                                   Weighted                      Weighted
                                                                   Average                       Average
                                                                   Exercise                      Exercise       Combined
                                                      Shares         Price          Shares         Price         Shares
-------------------------------------------------------------------------------------------------------------------------
Options under grant, May 31, 1995. . . . . .         614,500         $ 1.72             --         $   --        614,500
Options granted in 1996. . . . . . . . . . .              --             --        295,000           5.83        295,000
Options exercised in 1996. . . . . . . . . .         (18,750)        $ 1.96        (12,500)        $ 4.38        (31,250)
-------------------------------------------------------------------------------------------------------------------------
Options under grant, May 31, 1996. . . . . .         595,750         $ 1.72        282,500         $ 5.83        878,250
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Options vested at May 31, 1996 . . . . . . .         595,750                        70,625                       666,375
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Options granted in 1997. . . . . . . . . . .              --             --         67,500         $ 5.83         67,500
Options exercised in 1997. . . . . . . . . .        (110,000)        $ 1.72        (53,750)        $ 4.38       (163,750)
Options forfeited in 1997. . . . . . . . . .              --             --        (14,000)            --        (14,000)
-------------------------------------------------------------------------------------------------------------------------
Options under grant, May 31, 1997. . . . . .         485,750         $ 1.72        282,250         $ 5.83        768,000
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
Options vested at May 31, 1997 . . . . . . .         485,750                        89,500                       575,250
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

     The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's pro forma net income and earnings per share for the years ended May 31, 1997 and 1996, would be $1,436,760 and $602,835, and $.19 and $.08, respectively.
     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%; expected volatility of 51%; risk-free interest rate of 7.5%; and expected lives of 10 years.
     The effects of applying SFAS No. 123 in the pro forma disclosure are not indicative of future amounts.

                                                        SCHMITT INDUSTRIES, INC.
                                                    ----------------------------
                                                                         PAGE 19


NOTE 8
--------------------
CONTINGENCY

The Company is party to a legal action initiated by a competitor alleging wrongful misrepresentation of the competitor's product. The claim is considered, by management and the Company's legal counsel, to be without merit. The extent of potential liability, if any, cannot be estimated at this time.


NOTE 9
--------------------
SEGMENTS OF BUSINESS

The Company operates principally in two segments of business; the manufacturing of mechanical components for the machine tool industry, and the manufacturing of laser measurement systems for the computer disk industry. The segment which manufactures mechanical components for the machine tool industry reported net sales of $6,488,348 for the year ended May 31, 1997, which includes export sales of $1,153,033 and intersegment sales of $336,875. The segment which manufactures laser measurement systems for the computer disk industry reported net sales of $4,390,499 for the year ended May 31, 1997, which includes $25,658 of export sales. The mechanical components segment and laser measurement segment had sales of $4,801,151 and $2,278,977, respectively, for the year ended May 31, 1996, which included no intersegment sales. The operations of the laser measurement segment were immaterial for the year ended May 31, 1995.
     Income from operations for the years ended May 31, 1997 and 1996, of the mechanical components segment was $176,927 and $648,777, respectively. Income from operations for the years ended May 31, 1997 and 1996, of the laser measurement segment was $2,089,184 and $830,381, respectively. Consolidated income from operations includes an adjustment of $30,000 for the elimination of intercompany rent for the years ended May 31, 1997 and 1996. Identifiable assets at May 31, 1997 and 1996, were $5,246,517 and $4,162,209, for the mechanical components segment and $3,268,736 and $1,823,731 for the laser measurement segment. Depreciation expense incurred during the years ending May 31, 1997 and 1996, by the mechanical components segment was $156,374 and $115,778, respectively. The laser measurement segment incurred depreciation expense of $108,066 and $80,243, for the years ended May 31, 1997 and 1996, respectively. Amortization expense incurred during the years ending May 31, 1997 and 1996, by the mechanical components segment was $72,393 and $91,756, respectively. The laser measurement segment incurred amortization expense of $97,347 for the year ended May 31, 1996. Capital expenditures for the years ended May 31, 1997 and 1996, were $297,998 and $317,861 by the mechanical components segment and $163,170 and $88,814 by the laser measurement segment, respectively.
     Income from operations represents sales less costs and operating expenses. In computing income from operations, all overhead expenses have been allocated to both industry segments as they are an integral part of profit recognition for each segment. Identifiable assets by segment of business are those assets used in the Company's operations in each segment. There are no unallocated Company assets.

NOTE 10
--------------------
EARNINGS PER SHARE

Earnings per share (EPS) were computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding for the years ended May 31, 1997, 1996, and 1995. Common share equivalents include the number of shares issuable on exercise of the outstanding options less the number of shares that would have been purchased with the proceeds from the exercise of the options based on the average price of common stock during the year for primary net income per common share and the closing market price of common stock for fully diluted net income per common share. There is no difference between primary and fully diluted net income per share calculations for the years ended May 31, 1997, 1996, and 1995.
     In 1997, the Financial Accounting Standards board issued Statement No. 128, "Earnings per Share," which modifies the way in which EPS is calculated and disclosed for the years ending after December 15, 1997. Upon adoption of this standard for the year ending May 31, 1998, the Company will disclose basic and diluted EPS and will restate all prior period EPS data presented. The Company does not anticipate this change will have a material impact on the calculation of EPS.

SCHMITT INDUSTRIES, INC.
----------------------------
PAGE 20


MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information contains certain forward-looking statements that anticipate future trends or events. These statements are based on certain assumptions that may prove to be erroneous and are subject to certain risks including but not limited to the uncertainties of the Company's industry and the risk factors listed from time to time in the Company's SEC reports, including but not limited to the Current Report in Form 8-K dated June 5, 1996. Accordingly, actual results may differ, possibly materially, from the predictions contained herein.
     During fiscal 1997 the markets the Company serves continued to grow. The Company has responded to this increased demand for its products by adding staff, expanding facilities, increasing inventories and launching new products for both the laser measurement markets and the mechanical balancer markets. As a result of these changes by management, the Company's sales in fiscal 1997 grew 49% and gross profit grew 47% from fiscal 1996. The Company expects product sales and profitability to continue to grow in the immediate future. However, there can be no assurance that the Company will continue to be profitable with increased sales levels in future time periods.
     Sales outside the United States accounted for approximately 20% of the Company's revenues in each of the fiscal 1995, 1996 and 1997. Some foreign customers will purchase in their own country's currencies, thereby imposing on the Company a currency risk. All U.S. sales (80% of total sales) are in U.S. dollars and less than 10% of total sales are in currencies other than U.S. dollars; as a result, currency fluctuations have historically had little impact on revenue realization. However, significant variations in the value of the U.S. dollar, relative to currencies of countries in which the Company has significant competitors, can impact future sales. The Company does not engage in currency hedging. In addition, longer payment cycles of international sales can have a negative impact on liquidity. The Company believes that international sales will continue to grow in future periods.

                                   [BAR CHART]

     A substantial portion of the Company's revenues is derived from sales to end users through selling agents and directly to builders of machine tools. For fiscal 1996 and 1997, sales to a single customer did not exceed 10% of total balancer revenues. In fiscal 1997 the Company entered into a strategic partnership which appoints Veeco Instruments Inc. (NASDAQ: VECO) as its exclusive sales and marketing agent for the TMS series products. As a result of this agreement, 22% of consolidated fiscal 1997 sales were through Veeco. The Company is dependent on the sales activities of its selling agents, and there can be no assurance that these agents will continue to be successful in their efforts to market the Company's products. The Company enjoys substantial repeat business from a broad base of customers, but there can be no assurance that these customers will continue to buy the Company's products in the future.

                                   [BAR CHART]

     Increased revenues during fiscal 1995, 1996 and 1997 principally have been the result of increased volume of product shipments. Product improvements and available features have resulted in modestly increased average product prices.
     The Company operates in a highly competitive industry characterized by increasingly rapid technological changes. The Company's competitive advantage and future success are therefore dependent on its ability to develop new products, to qualify these new products with its customers, to successfully introduce these products to the marketplace on a timely basis, to commence production to meet customer demands and to develop new markets in the industries for its products and services. The successful introduction of new technology and products is increasingly complex. If the Company is unable, for whatever reason, to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, its results of operations could be adversely impacted.

RESULTS OF OPERATIONS
Sales in fiscal 1997 increased to $10,541,972 from $7,080,128 in fiscal 1996 and $4,414,832 in fiscal 1995. The 49% increase in fiscal 1997 was driven by across-the-board gains in orders from both domestic and international customers. Management believes that the increase in sales resulted from new products,

                                                        SCHMITT INDUSTRIES, INC.
                                                    ----------------------------
                                                                         PAGE 21


improved marketing coverage, advertising and the weakening of competitors. Additionally, SMS sales accounted for $4,364,841 of fiscal 1997 sales compared with fiscal 1996 sales of $2,278,977.
     The Company has enjoyed a high gross profit margin in excess of 60% on its SBS Dynamic Balancing products and its SMS measurement products. Cost of sales as a percentage of sales for fiscal 1995, 1996 and 1997 was 37.5%, 35.9% and 36.7%, respectively. The introduction of the TMS 2000 during the third quarter of fiscal 1996 had a positive impact on sales and net earnings for fiscal 1996 and 1997. Management anticipates that cost of sales as a percentage of sales will be similar in future time periods. Management expects that increasing costs associated with expanding operations will continue to be more than offset by increased revenue, although no assurances can be made that the Company will be profitable or will generate increased sales.
     General selling and administrative expenses as a percentage of net sales were 41% in fiscal 1997, 43% in fiscal 1996, and 46% in fiscal 1995. During each of these fiscal years, the Company increased spending in marketing and selling programs to support the development of international markets, particularly in the European and Asia-Pacific regions, and to increase the awareness of new products. Administrative expenses have increased during each of the last three fiscal years to support the Company's growth, improve information technology capability and protect the Company's intellectual property rights.
     The Company has had minor variable cost increases in periods of increased sales; therefore, fixed costs have been in past years amortized over an increasing sales revenue as unit sales of SBS and SMS products increased. Even with two operating segments, management believes the Company's cost of sales will not increase at the same rate that sales are anticipated to increase in fiscal 1998, although there can be no such assurance.

                                   [BAR CHART]

     Net income for fiscal 1997 rose to $1,724,728, a 42% increase over fiscal 1996 and 593% increase over fiscal 1995. Net income per share increased to $0.23 in fiscal 1997 from $0.16 in fiscal 1996 and $0.04 in fiscal 1995.
     The Company's future operating results depend, to a considerable extent, on its ability to maintain a competitive advantage in both the products and services it provides. For this reason, the Company believes it is critical to continue to make future investments in research and development to ensure the flow of innovative, productive, high-quality products and support services. Accordingly, the Company expects research and development expenses to continue to increase in the immediate future.

LIQUIDITY AND CAPITAL RESOURCES
The Company's financial condition remained very strong, with a ratio of current assets to current liabilities of 6.5:1 at May 31, 1997, compared with 4.36:1 at May 31, 1996. As of May 31, 1997, the Company had $672,662 in cash, and trading securities, compared with $653,840 at May 31, 1996.
     Accounts receivable have increased as revenue has increased. At May 31, 1997, accounts receivable totaled $2,725,512 compared with $1,411,805 at May 31, 1996 and $967,781 at May 31, 1995. At May 31, 1997, none of the Company's accounts receivable were considered a doubtful collection. The Company generally experiences a payment cycle of 30-80 days on invoices. Management believes its credit policies and collection policies are effective and appropriate for the marketplace that it serves and the Company has had no bad debt write-offs since its inception in 1986. There can be no assurance that the Company's collection procedures will continue to be successful.
     Working capital increased from $2,148,919 at May 31, 1995 to $3,108,075 at May 31, 1996, and to $5,109,560 at May 31, 1997. The Company spent $530,240 during fiscal 1995 on the acquisition of SMS. Fiscal 1996 capital expenditures totaled $88,814 for SMS. During fiscal 1997 the Company spent $496,000 to acquire certain assets of a former European competitor, Hofmann Maschinenbau GmbH (SHS). Additionally the Company spent $461,168 on the purchase of worldwide corporate assets of property and


                                   [BAR CHART]

SCHMITT INDUSTRIES, INC.
----------------------------
PAGE 22


equipment in fiscal 1997 compared with $406,675 in fiscal 1996. Although the Company has no current material commitments for capital expenditures, product development to extend SBS products to new markets and to bring SMS products to advanced commercial status is expected to result in increased capital expenditures for equipment in fiscal 1998.
     The Company maintains levels of inventory sufficient to satisfy normal customer demands, plus an increasing short term delivery requirement for a majority of its products. Additionally, inventories are periodically adjusted according to management's forecast for future business activity. Management believes its ability to provide prompt deliveries gives it a competitive advantage for certain sales. It is expected that current inventory levels will be maintained or increased as new products are introduced. The average finished goods inventory turnover ratio for fiscal 1995, 1996 and 1997 was 4.9x, 4.9x and 4.7x respectively.
     The acquisition of SMS resulted in a tax loss carryforward of about $5 million, which is available to offset earnings from SMS through the year 2010, at the rate of approximately $325,000 of tax savings per year.
     The Company has completed an evaluation of Year 2000 computer information processing problems and has determined that there will be minimal costs or impact on the Company operations to assure compliance.
     Management believes that its cash flows from operations, available credit resources and its improving cash position will provide adequate funds on both a short-term and long-term basis to cover currently foreseeable debt payments, lease commitments and payments under existing and anticipated supplier agreements. Management believes that such cash flow (without the raising of external funds) is sufficient to finance current operations, projected capital expenditures, anticipated long-term sales agreements and other expansion-related contingencies during fiscal 1998.

                       SUMMARIZED QUARTERLY FINANCIAL DATA

             IN THOUSANDS, EXCEPT PER SHARE INFORMATION (UNAUDITED)

----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
1997 QUARTER ENDED                           AUGUST 31*   NOVEMBER 30*   FEBRUARY 28*        MAY 31*
----------------------------------------------------------------------------------------------------
Sales. . . . . . . . . . . . . . . . . .     $1,793,698     $2,739,314     $2,918,912     $3,091,048
Gross Profit . . . . . . . . . . . . . .      1,069,558      1,725,676      1,827,858      2,043,090
Net Income . . . . . . . . . . . . . . .        140,276        607,344        458,655        518,453
Net Income Per Share . . . . . . . . . .           0.02           0.08           0.06           0.07
Market Price of Common Stock
  Low. . . . . . . . . . . . . . . . . .         $ 8.25         $ 7.50         $ 7.75         $ 7.00
  High . . . . . . . . . . . . . . . . .         $13,75         $11.00         $11.88         $10.75
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
1996 QUARTER ENDED                            AUGUST 31    NOVEMBER 30    FEBRUARY 28         MAY 31
----------------------------------------------------------------------------------------------------
Sales. . . . . . . . . . . . . . . . . .     $1,340,771     $1,520,028     $1,855,938     $2,363,391
Gross Profit . . . . . . . . . . . . . .        838,464        927,754      1,274,354      1,452,502
Net Income . . . . . . . . . . . . . . .         83,392        208,099        484,288        441,474
Net Income Per Share . . . . . . . . . .           0.01           0.03           0.06           0.06
Market Price of Common Stock
  Low. . . . . . . . . . . . . . . . . .         $ 2.13         $ 2.63         $ 3.88         $ 5.25
  High . . . . . . . . . . . . . . . . .         $ 2.88         $ 5.13         $ 5.63         $14.75

* Quarterly data has been restated to account for inter-company transactions.

COMMON STOCK INFORMATION AND DIVIDEND POLICY
As of July 15, 1997, there were 7,081,889 shares of Common Stock outstanding held by approximately 130 holders of record. The number of holders does not include individual participants in security position listings. Management estimates that there are over 2,500 shareholders who own the Company's stock.

In June 1994, the Company paid its only cash dividend, which equaled U.S. $0.015 per share. The Company's present policy is to retain earnings to finance the Company's business. Any future dividends will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, acquisition plans and plans for expansion, and any other factors that the Company's Board of Directors deems relevant. The Company has no present intention of paying dividends on its common stock in the foreseeable future.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                                        SCHMITT INDUSTRIES, INC.
                                                    ----------------------------
                                                                         PAGE 23


                                    SELECTED
                                 FINANCIAL DATA

                   IN THOUSANDS, EXCEPT PER SHARE INFORMATION

YEAR ENDED                  5/31/97      5/31/96      5/31/95      5/31/94     5/31/93
--------------------------------------------------------------------------------------
Sales. . . . . . . . . .    $10,542      $ 7,080      $ 4,415      $ 2,575     $ 1,674
Net Income . . . . . . .      1,725        1,217          249          182         262
Net Income Per Share . .       0.23         0.16         0.04         0.03        0.03
Weighted Avg.
No. Shares (000) . . . .      7,421        7,417        7,116        6,203       5,997
Stockholders' Equity . .    $ 7,429      $ 4,887      $ 3,464      $ 3,215     $ 1,877
Total Assets . . . . . .    $ 8,515      $ 5,986      $ 4,619      $ 4,232     $ 2,067
--------------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Schmitt Industries, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Schmitt Industries, Inc. and Subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended May 31, 1997, 1996, and 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Schmitt Industries, Inc. and Subsidiaries as of May 31, 1997 and 1996, and the results of their operations and cash flows for each of the three years ended May 31, 1997, 1996, and 1995, in conformity with generally accepted accounting principles.


/s/ Moss Adams LLP

Portland, Oregon
July 10, 1997

SCHMITT INDUSTRIES, INC.
----------------------------
PAGE 24


SCHMITT WORLDWIDE CUSTOMERS
   Adam Opel AG                       FAG Bearing Ltd.                         Parker Hannifin Corporation
   Akashic Memories Corporation       Federal Mogul Corporation                Pratt & Whitney
   Allied Signal Aerospace Company    Fiat                                     Rayetheon
   Allison Engine Company             Ford France S.A.                         Reliance Electric Company
   American Axel                      Ford Motor Company                       Rexnord Corporation
   American Koyo Bearing Mfg. Corp.   Fuji Electric                            Reynolds Metals
   American NTN Bearing Company       General Electric Corporation             Robert Bosch Corporation
   Asahi Komag                        General Motors Corporation               Robert Bosch GmbH
   Atlas Copco Airpower N.V.          Goldcrown Machinery                      Saturn Corporation
   Audi AG                            Greenfield Industries                    Seagate Substrates
   Barden Corporation                 Giihring Automation                      SEH America, Inc.
   Black & Decker Corporation         Harley-Davidson Motor Company            Siemens Automotive Systems
   Blohm Maschinenbau Gmbh            HMT Technology Corporation               SKF Bearing Industries
   BMW Motoren GmbH                   Honda Motor Company,  Honda              SKF GmbH
   Boeing Company                         Of America                           Sumitomo Heavy Industries
   Briggs & Stratton                  IBM Deutschland                          Texas Instruments
   Bryant Grinder Corporation         INA Bearing Corporation                  The Timken Company
   Caterpillar Belgium S.A.           Jones & Shipman, Inc.                    The Torrington Company
   Caterpillar Incorporated           Komag, Inc.                              Timken France
   Chrysler Corporation               Koube Steel                              Toyoda Machinery USA, Toyoda
   Cincinnati Milacron                Koyo Machinery USA                         Machinery, Ltd.
   Cummins Engine Company             Landis, Landis Lund                      TRW Automotive Components
   Daewoo International Corporation   Lockheed Martin                          United Grinding Technologies
   Daimler Benz                       Mercedes Benz AG                         University Of Connecticut Grinding
   Dana Corporation                   Milwaukee Electric Tool                    Research Center
   Deere & Company                    Mitsubishi Chemical                      Volkswagen AG
   Diesel Technology Corporation      Mitsubishi Material Silicon              Volvo
   Dresser-Rand                       Mitsubishi Motor Company Ltd.            Weldon Machine Tool
   Eaton Corporation                  NASA                                     Western Digital
   Emerson Power Transmission         Navistar International Transportation    Weyburn-Bartel
   Erwin Junker                       New Venture Gear
                                      Nissan Motors Ltd.
                                      Normac, Inc.
                                      Norton Company
                                      Okamoto Corporation
                                      Okunia Machinery, Inc.
                                      Opel Austria GmbH


                                                        SCHMITT INDUSTRIES, INC.
                                                    ----------------------------
                                                                         PAGE 25


CORPORATE OFFICES                       OFFICERS
   Schmitt Industries, Inc.                Wayne A. Case
   2765 NW Nicolai St.                     President & Chief Executive Officer
   Portland, OR 97210                      David W. Case
   Phone: (503) 227-7908                   Vice President of Operations
   Fax: (503) 223-1258                     Annie N. Windsor
   Web: www.schmitt-ind.com                Chief Financial Officer
                                           Linda M. Case
   Schmitt Europe Ltd.                     Corporate Secretary
   University of Warwick Science Park
   Sir William Lyons Road               DIRECTORS
   Coventry, England CV4 7EZ               Wayne A. Case
   Phone: 44-1203-697192                   President & Chief Executive Officer
   Fax: 44-1203-412697                     Schmitt Industrties
                                           Maynard Brown
   Schmitt Hofmann Systems GmbH            Partner, Brown McCue, Attorneys
   Schwingungsmesstechnik                  David L. Dotlich, Ph.D.
   Birkenweg 8 (Gewerbegebiet)             Executive Director, Michigan Human
   D - 64665 Alsbach, Germany              Resource Partnership,
   Phone: 49-6257-9351-21                  University of Michigan
   Fax: 49-6257-9351-23                    David M. Hudson
                                           President, Coldstream Holdings, Inc.
TRANSFER AGENT & REGISTRAR                 Trevor Nelson
   Montreal Trust Company                  Financial Consultant
   Vancouver, British Columbia             The Stewart Thomas Group
                                           Dennis T. Pixton
BANKING REFERENCE                          President, Chief Operating Officer
   Wells Fargo Bank                        Michaels of Oregon Co.
   Portland, Oregon U.S.A.                 John A. Rupp
                                           Business Executive - Self Employed
CERTIFIED PUBLIC ACCOUNTANTS
   Moss Adams LLP                       FORM 10-K AVAILABLE
   Portland, Oregon U.S.A.                 A copy of the Company's Form 10-K
                                           as filed with the Securities and
STOCK LISTING                              Exchange Commission is available to
   NASDAQ National Market                  shareholders free of charge upon
   Symbol: SMIT                            request addressed to the Secretary at
                                           the Company's Corporate Offices.


                                        ANNUAL MEETING
                                           The annual meeting of shareholders
                                           will be held Friday, September 26,
                                           1997 at 3:00 p.m. at the Corporate
                                           Offices.

                                        FORWARD-LOOKING STATEMENTS
                                           This summary annual report, other
                                           than the historical financial
                                           information, contains statements
                                           regarding future sales and earnings
                                           growth and projects or processes
                                           currently under development which
                                           are forward-looking statements that
                                           involve risks and uncertainties that
                                           could cause actual results to differ
                                           materially from those set forth in
                                           the forward-looking statements,
                                           including delays in technology or
                                           product developments, shipment or
                                           cancellation of orders, timing of
                                           future orders, customer
                                           reorganizations, fluctuations in
                                           demand and the other risks detailed
                                           from time-to-time in the Company's
                                           reports which are filed with the
                                           Securities and Exchange Commission.