Form 10-K, Exhibit 13
period 1998-05-31
SCHMITT INDUSTRIES INC
filed 1998-08-31
CIK 922612

                                                                  EXHIBIT 13.1

About Schmitt Industries

Schmitt Industries designs, manufactures and markets two distinct types of precision measurement systems. Schmitt's automatic balancing systems for rotating machinery are used by many of the world's leading automotive, aerospace and bearing manufacturers. The second Schmitt product line, non-contact measurement laser systems, are targeted to high-tech manufacturers worldwide and ensure that silicon wafers and computer hard disks meet exacting standards for surface microroughness.

The company's mission is to provide the best possible products and quality for its customers, to provide challenging and rewarding employee opportunities and to provide the greatest possible return to shareholders. Schmitt recorded fiscal 1998 revenues of $10,626,084. The company currently employs 50 people in three international locations: Alsbach, Germany; Coventry, England; and at its corporate headquarters in Portland, Oregon. Company shares are traded on the NASDAQ National Market under the symbol, SMIT.

Financial Highlights

In thousands of dollars except per share information


                      1998         1997         1996         1995         1994
 Revenues           $  10,626   $  10,542     $  7,080     $  4,415     $  2,575
 Operating Income       1,339       2,296        1,509          697          313
 Net Income After       1,250       1,725        1,217          249          182
 Taxes
 Net Income Per         $ .17      $  .23        $ .16        $ .04        $ .03
 Share, Diluted
 Stockholders'          8,688       7,429        4,887        3,464        3,215
 Equity


a)   Graph of Schmitt's Revenues, 1994-98
b)   Graph of Schmitt's Operating Income, 1994-98
c)   Graph of Schmitt's Net Income per share, 1994-98

a)   Photo of Wayne A. Case

To our shareholders:

 ...our balance sheet remains strong, even healthier than a year ago. Schmitt Industries is debt free and assets approach $10 million. For the first six months of fiscal 1998, all signs pointed to another banner year of record sales and net profits at Schmitt Industries. Then, with little warning, the Asian financial crisis hit, precipitating a sales slump in our non-contact measurement product line that serves the high-technology industry. As a result, fiscal 1998 ended with slightly increased sales over a year ago, but profits fell short of expectations.

The good news, however, is that we further strengthened our hold on the U.S. market for balancer systems for the machine-tool industry. And we are making significant strides in the European balancer market through Schmitt Hofmann Systems (SHS) and Schmitt Europe Limited (SEL). Sales were up 130% in the United Kingdom and 91% in Germany. The solid performance in our balancer product line helped offset the decline in our Asian markets.

We've also taken another key step toward further solidifying our presence in the machine tool industry. We are introducing a strategic new product, the

SB-4500 electronic control system, which allows multi-tasking among multiple balancers. More importantly, this controller provides a convenient integrated platform for introducing additional machine-control products. We plan to expand our product offerings to users of grinding machines and other machine tools, while continuing to support our existing and growing balancer markets.

As a relatively small company, we have the capability to react rapidly to market changes and redeploy our research and development strategies when necessary.

As the situation in Asia plays out, we are concentrating more on the worldwide machine-tool market, where demand remains high. To that end, we are applying non-contact measurement laser technology to a new series of dimensional gauging and microroughness measurement products, which will ship in the fourth quarter of this year.

While we are shifting focus away from Asian markets, we must emphasize that this is only for the short-term. Our non-contact measurement tools, utilizing advanced laser technology, continue to make inroads in the hard-disk and silicon wafer markets. During fiscal 1998, we introduced the DTM-2000, a high-speed production-line testing system that has no equal in the industry. When the Asian markets rebound, we will be well-positioned to reap the benefits. I am pleased to report that our balance sheet remains strong, even healthier than a year ago. Schmitt Industries is debt free and assets approach $10 million. This solid bottom line provides the impetus as we confidently move forward to: aggressively research new products, study additional acquisition opportunities, and seek strategic partnerships both in the U.S. and abroad.

Wayne A. Case
President and Chairman of the Board


The need to evolve.

Schmitt's automatic balancing systems for grinding machinery are preferred by many of the world's leading manufacturers. In fact, the company has garnered a greater than 50% market share for its products in the U.S. alone. However, to further solidify its presence in the industry, Schmitt recognized the need to evolve its balancer product line into ultra-high-speed markets. At the same time, the company wanted to broaden its machine-control product offerings beyond balancers.

How small is a micron

A human hair is about 50 microns. Grass grows at about 5 microns a minute. One micron is to a drop of water, as a teaspoon of water is to an Olympic swimming pool.

a)   Photo of Schmitt's automatic balancing system components.

Beyond traditional balancers.

Schmitt's new SB-4500 electronic control system offers significant enhancements, including higher speed balancing, multi-functionality, improved balancer control and faster balancing cycles. Since the industry is moving toward ever increasing speed requirements and tighter tolerance control, the SB-4500 ably supports these increased market needs. The new platform allows integrated control of multiple balancers, and supports additional product functions. With this control system, Schmitt plans to expand its industrial machine-tool product lines and markets.

The SB-4500 provides a common interface for several different balancer products, and it allows for multi-language capabilities, plus worldwide compatible voltage and safety specifications. The product will eventually replace Schmitt's existing controls for balancers manufactured in the U.S., as well as additional controls manufactured in Germany.

Schmitt's latest technology advancement measures and controls vibrations to
 .04 millionths of an inch, a ten-fold improvement over the company's current balancer capability. Industry experts rate this performance as the best in the business.

In its goal to tap new markets, Schmitt is broadening its product line beyond balancers. The company is developing advanced non-contact dimensional profile and surface measurement gauging for the roll-grinder industry, which will be introduced by the fourth quarter of 1998.

The Schmitt Industries Story

Back in 1987, the founders of Schmitt Industries conducted comprehensive market research into industrial manufacturing. In the process, they learned that there was no simple, reliable solution for in-process balancing of grinding machines. Precision grinding is a necessary step for nearly every industrial manufacturing endeavor.

Over the years, our balancer line has grown to include power transmission technology, computer controls and sensors, external balancers and adapters, internal balancers, ring balancers and hydro-kompensers. But we've never lost focus of our overriding company philosophy: we bring to market products customers want.

We currently control over 50% of the U.S. balancer market, and we are continuing to make strong gains within the European marketplace. In 1995, we acquired a former competitor in Germany, and that strategic business move has accelerated our market penetration in Europe, while adding key products to our balancer line.

Schmitt balancer systems are production-proven in thousands of major manufacturing installations from coast-to-coast and around the world, including many of the largest manufacturing firms. Schmitt balancer products conform to strict ISO-9001 quality and measurement standards.

The latest addition to the Schmitt balancer family is the SB-4500 electronic control system. This new product enables multi-tasking among multiple balancers, and serves as an integrated platform for additional machine control products in the machine tool industry. The SB-4500 increases balancer speed and performance, and enables vibration measurements down to one-thousandth of a micron.

After conducting careful market research, Schmitt acquired TMA Technologies in May 1995, and along with it the company's fledgling laser technology. Schmitt refined this technology, assembled a separate company division called Schmitt Measurement Systems (SMS), and developed a new line of non-contact surface measurement products.

All smooth surfaces exhibit some degree of microroughness, even if only at the atomic level. Using proprietary light-scatter technology, Schmitt Measurement Systems provides rapid, accurate, repeatable and non-destructive surface measurements. SMS products are proving invaluable to manufacturers of hard disks, hard disk drives, and silicon wafers.

In 1997, SMS developed the DTM-2000, an automated production-line system that enables 100% testing of hard disks and delivers ten times the throughput of conventional systems. The SMS product line also features light-scatter measurement products, utilized by NASA and the Department of Defense for precision measuring of space optics, cameras, and telescope lenses. Schmitt Industries, by virtue of its debt-free balance sheet and $10 million in assets, continues to devote significant resources to the research and development of new products.

And our company vision remains steadfast: "To provide the finest quality products for our customers, to provide challenging and rewarding employment opportunities, and to provide the greatest possible return to our shareholders."

The balancer puzzle.

Grinding machines--one of the world's most common machine tools--are designed for many different operations. However, all grinding machines have one feature in common: a rotating grinding wheel, which requires constant balancing. Major manufacturers, including the automotive industry, bearing companies and makers of hydraulic systems all incorporate grinding machines within their operations. The challenge is to design and fit applicable balancers on a wide variety of machines.

a)   Photo of Schmitt's External Balancer, Internal Balancer and
     Hydrokompensers.

Three key answers.

Schmitt Industries designs, manufactures and markets a line of balancers that covers the diverse needs of the market--both domestic and international. The balancer line is made up of three principal types of products--external balancers, internal balancers and hydrokompensers.

Schmitt has become the leader in its industry by responding to market needs. The company pre-engineers balancer applications, installs complete systems, offers comprehensive customer service, and maintains ample inventory of all products.

In the U.S., external balancers are far and away the optimum solution for most grinding machines. Schmitt external balancers are easy to mount, highly reliable and require little operator training, making them exceedingly popular. Internal balancers are typically specified by European manufacturers of grinding machines, and hydrokompensers fit unique applications when external and internal balancers are not appropriate. Hydrokompensers are particularly suited for ultra-high speed functions--balancing grinding wheels that rotate at more than 15,000 RPM.

Together Schmitt Balance Systems (SBS) and Schmitt Hofmann Systems (SHS) offer a breadth of products that satisfies nearly any manufacturing requirement. Schmitt also customizes balancers to fit applications. As the needs of the machine-tool industry grow more sophisticated, Schmitt will maintain its focus on the market, and continue to develop products that meet the increasing process control requirements of our customers.

Mitsubishi Siltec, a major supplier of silicon wafers to computer chip makers, needed an efficient, non-destructive method for testing the microroughness of its products. All silicon wafers exhibit a microscopic level of surface roughness, stemming from chemical deposition, grinding, polishing, etching, or any number of other production techniques. Silicon wafer manu-facturing processes must be very precise and controlled, and these processes heavily rely on the surface roughness of the wafer. Quantifying microroughness is critical.

a)   Photo of silicon wafer texture measurement system.

Smoothing over market needs.

In 1995, Schmitt acquired TMA Technologies, a U.S. company that researched and developed laser technology. Schmitt engineers are harnessing this revolutionary technology within a series of products that conduct non-contact surface measurements. And an entirely new company division has been created--Schmitt Measurement Systems (SMS).

The flagship product of SMS--the TMS-2000W--provided an ideal solution for Mitsubishi Siltec. The TMS-2000W enables fast, repeatable non-destructive measurements down to a few hundredths of an angstrom, a level unattainable by any other testing method. This system also provides a way for Mitsubishi Siltec to quantify and control its manufacturing process. The TMS-2000W and the complementary TMS-3000W are marketed worldwide by means of a strategic partnership with Veeco Process Metrology.

While the TMS-2000W represents an excellent solution for the silicon manufacturing environment, Schmitt engineers also developed the Microscan--a mobile light-scatter surface-measurement tool. The Microscan is used by the National Aeronautic and Space Administration (NASA) to measure microroughness and reflectance on mirrors and space optics.

SMS product developers are aided by the world's most powerful light-scatter laboratory, including eight lasers that operate at 20 different wavelengths. Consequently, Schmitt contracts with customers to provide them with comprehensive light-scatter analysis for industrial, military and space optics applications.

The 100% problem.

In magnetic disk manufacturing, surface features are so small they cannot be seen visually. Traditional test methods that utilize optical and microscope technology do not provide the necessary resolution and speed to measure 100% of production.

HMT, one of the world's premier suppliers of magnetic disks for hard drives, was experiencing quality errors and omissions, due to a random testing policy. The company needed to implement 100% testing, and do it afford-ably. Schmitt answered with a technological breakthrough.

How small is an angstrom

The point of a needle is about 1 million angstroms in diameter. Fingernails grow at about 50 angstroms per second. One angstrom is to a grain of sand, as a child's wading pool is to the Atlantic Ocean.

a) Photo of Schmitt's non-contact texture measurement system used in the production of disks.

100% success.

Senior management at Schmitt Industries met with HMT representatives to discuss the development of a 100% production-test system for magnetic disks for hard drives. Schmitt Measurement Systems (SMS) engineers began research and development in earnest, and less than six months later, the company unveiled the DTM-2000. This new system utilizes light-scatter measurement technology to automatically process hard disks and render microroughness measurements at rapid speed--one every three seconds.

HMT conducted extensive preliminary testing on the DTM-2000 with highly satisfactory results. The automated system provides throughput of 1,200 hard disks per hour at measurement levels as low as one-tenth of an angstrom. In addition, the DTM-2000 is the first metrology system that offers disk drive manufacturers the ability to make critical non-contact measurements on both sides of disks, simultaneously. This technology leap makes 100% inspection economically feasible.

HMT purchased seven new DTM-2000 systems, each with a market value of $165,000. Schmitt is currently working with Veeco, its worldwide marketing partner, to introduce the DTM-2000 to additional prospects in the disk drive industry. According to the 1997 annual survey in Data Storage magazine, 400 million hard disks are manufactured annually, and the industry is expected to grow by 15% per year. This should result in strong future demand for SMS non-contact measurement products.

Consolidated Balance Sheets
May 31, 1998 and 1997

                                                                        1998                  1997
Assets
Current assets
Cash                                                                $1,127,076            $  504,662
Trading securities                                                          --               168,000
Accounts receivable                                                  1,197,951             2,725,512
Inventories                                                          4,166,755             2,479,820
Prepaid expenses                                                       120,466                30,668
Deferred tax asset                                                      34,623               136,000
Income tax receivable                                                  190,806                    --
    Total current assets                                             6,837,677             6,044,662
Property and Equipment
Land                                                                   299,000               299,000
Buildings and improvements                                           1,190,920             1,025,868
Furniture, fixtures, and equipment                                     906,058               760,596
Vehicles                                                               139,261               146,299
                                                                     2,535,239             2,231,763
Less accumulated depreciation and amortization                         691,258               530,587
                                                                     1,843,981             1,701,176
Other Assets
Long-term deferred tax asset                                           837,560               679,000
Other assets                                                           100,000                90,415
                                                                       937,560               769,415
Total Assets                                                        $9,619,218            $8,515,253

Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable                                                    $  681,524            $  530,667
Accrued royalties                                                       55,335               131,983
Accrued commissions                                                    131,154               111,996
Other accrued liabilities                                               63,076                62,832
Income taxes payable                                                        --                68,563
Current portion of long-term debt                                           --                29,061
    Total current liabilities                                          931,089               935,102
Long-Term Debt, net of current portion                                      --               150,922

Commitments and Contingencies(Note 7)
Stockholders' Equity
Common stock, no par value, 20,000,000 shares authorized,
  7,099,139 and 7,081,889 shares issued and outstanding
at May 31, 1998 and 1997, respectively                               5,072,634             4,952,411
Cumulative foreign exchange translation adjustment                   (147,708)              (36,270)
Retained earnings                                                    3,763,203             2,513,088
    Total stockholders' equity                                       8,688,129             7,429,229
Total Liabilities and Stockholders' Equity                          $9,619,218            $8,515,253



 Consolidated Statements of Income
 For the years ended May 31, 1998, 1997 and 1996                 1998                      1997                      1996
 Net Sales                                                    $10,626,084               $10,541,972                $7,080,128
 Cost of Sales                                                  4,632,485                 3,875,790                 2,547,054
     Gross profit                                               5,993,599                 6,666,182                 4,533,074
 General, Administrative, and Sales Expense                     4,275,059                 4,164,271                 3,023,916
 Research and Development Expense                                 379,798                   205,800                        --
     Operating expenses                                         4,654,857                 4,370,071                 3,023,916
 Operating income                                               1,338,742                 2,296,111                 1,509,158

 Other Income and Expense
   Interest expense                                              (42,231)                  (16,273)                  (45,130)
   Interest income                                                 44,581                    25,007                    27,853
   Unrealized gain (loss) on trading securities                        --                    22,400                  (61,222)
   Miscellaneous income                                           259,924                    25,430                    16,132
     Other income and expense                                     262,274                    56,564                  (62,367)

 Income Before Provision for Income Taxes                       1,601,016                 2,352,675                 1,446,791
 Provision for Income Taxes                                       350,901                   627,947                   229,538
 Net income                                                   $ 1,250,115               $ 1,724,728                $1,217,253
 Net income per common share, basic                           $       .18               $       .25                $      .18
 Weighted average number of common
   shares, basic                                                7,091,269                 7,031,449                 6,887,975
 Net income per common share, diluted                         $       .17               $       .23                $      .16
 Weighted average number of common
   shares, diluted                                              7,456,172                 7,561,744                 7,416,713


 Consolidated Statements
 of Cash Flows


 For the years ended May 31, 1998, 1997 and 1996                1998                      1997                      1996
 Cash Flows Relating to Operating Activities
 Net income                                                    $1,250,115                $1,724,728                $1,217,253
 Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
   Depreciation                                                   347,228                   264,440                   196,021
   Amortization                                                        --                    72,393                   189,103


   Unrealized (gain) loss on trading securities                              --                  (22,400)                    61,222
   Deferred taxes                                                      (57,183)                   198,426                  (30,822)
 (Increase) decrease in:
   Trading securities                                                   168,000                        --                   150,000
   Accounts receivable                                                1,527,561               (1,313,707)                 (444,024)
   Inventories                                                      (1,686,935)                 (235,556)                 (613,626)
   Prepaid expenses                                                    (89,798)                  (14,762)                   (4,004)
   Notes receivable                                                          --                        --                    10,000
   Income taxes receivable                                            (190,806)                        --                    50,000
   Other assets                                                         (9,585)                  (90,415)                 (121,907)
 Increase (decrease) in:
   Accounts payable                                                     150,857                   185,839                  (96,215)
   Accrued liabilities, royalties, and                                 (57,246)                    62,198                   126,784
 commissions
   Income taxes payable                                                (44,809)                 (226,186)                   294,749
       Net cash provided by                                           1,307,399                   604,998                   984,534
   operating activities


 Cash Flows Relating to Investing Activities
 Purchase of property and equipment                                   (514,283)                 (461,168)                 (406,675)
 Proceeds from disposal of equipment                                     24,250                    10,651                        --
 Acquisition of assets of Hofmann                                                               (496,000)
   Maschinenbau GmbH



       Net cash used in investing activities                          (490,033)                 (946,517)                 (406,675)
 Cash Flows Relating to Financing Activities
 Repayment of long-term debt                                          (179,983)                  (34,895)                  (69,131)
 Long-term repayments mortgage                                               --                        --                 (233,920)
 Exercise of stock options                                               96,469                   409,106                    92,188
 Net cash (used in) provided by financing                              (83,514)                   374,211                 (210,863)
 activities
 Effect of foreign exchange translation on cash                       (111,438)                  (36,270)                        --
 Increase (Decrease) in Cash                                        $   622,414               $   (3,578)                $  366,996
 Cash, beginning of year                                                504,662                   508,240                   141,244
 Cash, end of year                                                   $1,127,076                  $504,662                  $508,240

 Supplemental Disclosure of Cash Flow
 Information
 Cash paid during the period for interest                            $   42,231                $   15,272                $   45,130
 Cash paid during the period for income taxes                        $  405,800                $  450,871                $   11,600
 Supplemental Schedule of Noncash Investing and
 Financing Activities


 Discount associated with long-term debt                             $      --                 $      --               $  (78,085)
 Reduction of goodwill                                              $ (155,438)               $ (215,973)               $ (424,011)
 Income tax benefit of stock options exercised                      $  (23,754)               $ (444,793)               $ (113,800)


 Consolidated Statements of
 Changes in Stockholders' Equity


 For the years ended May 31,
 1998, 1997 and 1996

                                             Shares             Amount           Cumulative          Retained            Total
                                                                                  Foreign            Earnings
                                                                                  Exchange         (Accumulated
                                                                                Translation          Deficit)
                                                                                 Adjustment
 Balance,
   May 31, 1995                               6,886,889         $3,892,524          $      --        $ (428,893)         $3,463,631
 Stock options exercised                         31,250             92,188                 --                 --             92,188
 Income tax benefit from exercise                    --            113,800                 --                 --            113,800
 of stock options
 Net income                                          --                 --                 --          1,217,253          1,217,253
 Balance,
   May 31, 1996                               6,918,139          4,098,512                 --            788,360          4,886,872
 Cumulative foreign exchange                         --                 --           (36,270)                 --           (36,270)
 translation adjustment
 Stock options exercised                        163,750            409,106                 --                 --            409,106
 Income tax benefit from exercise                    --            444,793                 --                 --            444,793
 of stock options
 Net income                                          --                 --                 --          1,724,728          1,724,728
 Balance,
   May 31, 1997                               7,081,889          4,952,411           (36,270)          2,513,088          7,429,229
 Cumulative foreign exchange                         --                 --          (111,438)                 --          (111,438)
   translation adjustment
 Stock options exercised                         17,250             96,469                 --                 --             96,469
 Income tax benefit from exercise                    --             23,754                 --                 --             23,754
 of stock options
 Net income                                          --                 --                 --          1,250,115          1,250,115
 Balance,
   May 31, 1998                               7,099,139         $5,072,634        $ (147,708)         $3,763,203         $8,688,129


NOTE 1   Organization and Nature of Operations

Schmitt Industries, Inc. (the Company) is engaged in the design, assembly, marketing, and distribution of electronic and mechanical components for machine tool products and laser measurement systems worldwide.

     On June 13, 1996, the Company established Schmitt Europe, Ltd. (SEL). In addition, on December 2, 1996, the Company established Schmitt Hofmann Systems GmbH (SHS) which acquired certain assets of the grinding wheel balance division of Hofmann Maschinenbau GmbH.

NOTE 2   Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements as of May 31, 1998 and 1997, and the consolidated statements of income for the years ended May 31, 1998, 1997 and 1996 include those of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue from product sales is recognized upon shipment. Sales are reported net of applicable cash discounts and allowances for returns.

Inventory

Inventory is valued at the lower of cost or market. Cost is determined on the average cost basis. As of May 31, 1998 and 1997, inventories consisted of raw materials ($2,502,310 and $1,165,554, respectively), work-in-process ($60,075 and $258,912, respectively), and finished goods ($1,604,370 and $1,055,354, respectively).

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years for furniture, fixtures, and equipment; three years for vehicles; and twenty-five years for buildings and improvements.

Technology Rights

From time to time the Company acquires certain rights to technology developed by unaffiliated parties. Costs to acquire technology rights are capitalized and amortized on a straight-line basis over the estimated useful life. Any related royalty costs are expensed as related revenues are earned. Capitalized acquired technology is included in other assets net of accumulated amortization.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentration of credit risk are trade accounts receivable. Credit terms generally include a discount of 1-1/2% if the invoice is paid within ten days, with the net amount payable in 30 days. No allowance for doubtful accounts is considered necessary.

     For the year ended May 31, 1998, approximately 24% of consolidated sales were made to one customer. During the year ended May 31, 1998, the Company renewed a strategic partnership with an entity to distribute systems manufactured by Schmitt Measurement Systems, Inc., for a period of two years. For the year ended May 31, 1997 and 1996, approximately 22% and 15% of consolidated sales were made to one customer, respectively.

Income Taxes

The Company follows the method of accounting for income taxes proscribed by the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (FAS 109) whereby deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Research and Development Costs

Research and development costs are charged to expense when incurred.

Trading Securities

Trading securities consist of common stock and are stated at fair value, which is estimated based on quoted market prices. Unrealized gains or losses are included in other income and expense. Total realized gain on trading securities during fiscal 1998 was approximately $186,000 and is included in other income. No trading securities were held at May 31, 1998.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Consolidated Statement of Cash Flows

The Company considers short-term investments which are highly liquid, readily convertible into cash, and have original maturities of less than three months to be cash equivalents for purposes of the cash flows statement.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (FAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

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

Fair Value of Financial Instruments

The carrying amounts of financial instruments approximate their fair values at May 31, 1998. The fair market value of long-term debt approximates carrying amounts based on discounted cash flow analyses.

Reclassifications

Certain reclassifications have been made to the 1997 and 1996 consolidated financial statements to conform with current year presentations.

Earnings Per Share

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," (FAS 128), during 1998. All prior earnings per share data have been restated to conform to the provisions of this statement. Basic earnings per share is computed using the weighted average number of shares outstanding. Diluted earnings per share is computed using the weighted average number of shares outstanding, adjusted for the incremental shares attributed to outstanding options to purchase common stock. Using the treasury shares method as required by FAS 128, incremental shares of 364,903, 530,295 and 528,738 in 1998, 1997 and 1996, respectively, were used in the calculation of diluted earnings per share.

New Accounting Pronouncements

Between June 1997 and June 1998, the FASB issued three pronouncements, Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," (FAS 130), Statement of Financial Accounting Standards No. 131,

"Disclosures about Segments of an Enterprise and Related Information," (FAS
131), and Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," (FAS 133), which will be effective in future reporting periods. Management has evaluated the provisions of these pronouncements and expects that their adoption will have no effect on results of operations or the financial position of the Company.

NOTE 3   Company Acquisitions

On May 23, 1995, in a business combination accounted for as a purchase, the Company acquired TMA Technologies, Inc., which designs, manufactures, and markets optical quality assurance instruments. Subsequent to this acquisition, the Company changed the name of TMA Technologies, Inc., to Schmitt Measurement Systems, Inc. (SMS), and moved the operations to Portland, Oregon.

     In transactions related to the acquisition, the Company established a royalty pool and has vested each shareholder and debt holder an interest in the royalty pool equal to the amount actually invested by shareholders or loaned by debt holders including interest payable through March 31, 1995. The royalty pool is funded at 5% of net sales (defined as gross sales less returns, allowances, and sales commissions) of Schmitt Measurement Systems, Inc.'s, products and future derivative products developed by Schmitt Industries, Inc., which utilize these technologies. As part of the royalty pool agreement, each of the former shareholders and debt holders released TMA Technologies, Inc., for any claims with regard to the acquisition except their rights to future royalties. Long-term debt of $179,983 was fully paid to certain TMA Technologies, Inc. debt holders in fiscal year 1998.

     On December 2, 1996, the Company purchased the inventories ($462,933) and equipment ($33,067) of the grinding wheel balancer division of Hofmann Maschinenbau GmbH for $496,000 and subsequently established Schmitt Hofmann Systems GmbH. (See Note 1)

     The results of both SHS and SMS are included in the accompanying consolidated financial statements since the date of acquisition.

NOTE 4   Line of Credit

The Company has an unsecured short-term line of credit agreement with Wells Fargo Bank, to a limit of $1,500,000. The line is guaranteed by the Company's wholly-owned subsidiary, Schmitt Measurement Systems, Inc. Interest is payable at the bank's prime rate, or LIBOR +2.50%. The line of credit is renewable annually. No balance was outstanding as of May 31, 1998 or May 31, 1997.

NOTE 5   Income Taxes

The provision for income taxes was as follows:


                                              Year ended May 31,
                                 1998                1997                1996
 Current                        $243,264            $826,368             198,716
 Deferred                        383,887              77,824             312,235
 Decrease in                   (276,250)           (276,245)           (281,413)
 valuation
 allowance
 Total provision                $350,901            $627,947            $229,538
 for income taxes


Deferred tax assets (liabilities) are comprised of the following components:


                                                   Year ended May 31,
                                                 1998             1997
     Depreciation                             $  (29,861)      $  (48,000)
     Net operating loss carryforwards          1,038,559        1,314,809
     Inventory basis differences                  34,623           16,760
     Other asset capitalization                   13,840          142,181
     Other deferred assets                        49,254           64,250
     Gross deferred tax assets                 1,136,276        1,538,000
     Deferred tax asset valuation               (234,231)        (675,000)
     allowance
     Net deferred tax asset                   $  872,184       $  815,000


     Through the acquisition of Schmitt Measurement Systems, Inc., the Company acquired approximately $5.5 million of U.S. federal net operating loss carryforwards. As of May 31, 1998, approximately $3 million of these net operating losses remain (which expire in the years 2007 through 2009). The deferred tax asset valuation allowance in fiscal years 1996 through 1998 is attributed to these net operating losses. A portion of the reduction in valuation allowance related to the net operating loss carryforward represented tax asset benefit that reduced intangible assets acquired with TMA (see Note 3).

     The provision for income taxes differs from the amount of income taxes determined by applying the U.S. statutory federal tax rate to pre-tax income due to the following:


                                                   Year ended May 31,
                                               1998       1997       1996
Statutory federal tax rate                     34.0%      34.0%      34.0%
State taxes, net of federal                     3.2        4.4        2.2
benefit
Change in deferred tax                        (27.5)     (20.9)     (48.8)
valuation allowance
Reduction of goodwill
associated with the
acquisition of Schmitt                         10.3        9.2       29.3
Measurement Systems, Inc.
Other permanent differences                     1.9         --       (0.9)
Effective tax rate                             21.9%      26.7%      15.8%


NOTE 6  Employee Benefit Plans

The Company adopted the Schmitt Industries, Inc. 401(k) Profit Sharing Plan & Trust effective June 1, 1996. Employees must meet certain age and service requirements to be eligible. Participants may contribute up to 15% of their eligible compensation which is partially matched by the Company. The Company may further make either a profit sharing contribution or a discretionary contribution. Contributions made to this Plan during the year ended May 31, 1998 and May 31, 1997 were $135,335 and $116,248, respectively.

     The Company adopted a Simplified Employee Pension Plan (SEP) during the year ended May 31, 1993. All permanent employees were eligible to participate once they met the age and length of employment requirements. Contributions were $41,840 during the year ended May 31, 1996. The Plan was terminated effective May 31, 1996.

NOTE 7  Contingency

The Company is party to a legal action initiated by a competitor alleging wrongful misrepresentation of the competitor's product. The claim is considered, by management and the Company's legal counsel, to be without merit. The extent of potential liability, if any, cannot be estimated at this time.

NOTE 8  Segments of Business

The Company operates principally in two segments of business: the manufacturing of mechanical components for the machine tool industry, and the manufacturing of laser measurement systems for the computer disk and wafer industries. The segment, which manufactures mechanical components for the machine tool industry, reported gross sales of $8,286,243 for the year ended May 31, 1998. This includes inter-company sales of $754,131. This segment reported gross sales of $6,488,348 for the year ended May 31, 1997, including inter-company sales of $336,875. The segment which manufactures laser measurement systems for the computer disk and wafer industries reported gross sales of $3,108,769 for the year ended May 31,1998, which includes inter-company sales of $14,797. For fiscal year ended May 31, 1997, the measurement products segment reported gross sales of $4,390,499. There were no inter-company sales. The mechanical components segment and laser measurement segment had sales of $4,801,151 and $2,278,977, respectively, for the year ended May 31, 1996, which had no inter-company sales. Geographically, U.S. sales were $7,873,148 and $8,728,082 for fiscal years ended May 31, 1998 and 1997, respectively. Foreign sales were $3,521,864 and $2,150,765 for the same years, respectively. This includes inter-company sales of $768,928 for the year ended May 31, 1998 and $336,875 for the year ended May 31, 1997. For the years ended May 31, 1998 and 1997, respectively, export sales by the U.S. segment totaled $344,100 and $612,704.

     Income from operations for the years ended May 31, 1998, 1997 and 1996 for the mechanical components segment was $363,656, $176,927 and $648,777, respectively. Income from operations for the years ended May 31, 1998, 1997 and 1996 of the laser measurement segment was $975,086, $2,119,184, and $830,381, respectively. Consolidated income from operations includes an adjustment of $90,000 for the elimination of inter-company rent for the year ended May 31, 1998 and $30,000 for the years ended May 31, 1997 and 1996. Income from operations for the U.S. segment was $1,423,502 and $2,393,558, respectively, for the years ended May 31, 1998 and 1997 and for the foreign segment, losses of $84,760 and $97,447, respectively, for the same years. Identifiable assets at May 31, 1998, 1997 and 1996, were $6,235,232, $5,246,517, and $4,162,209 for the mechanical components segment and $3,383,986, $3,268,736, and $1,823,731 for the laser measurement segment.
Identifiable assets at May 31, 1998 and 1997, were $8,890,325 and $7,034,431 for the U.S. segment and $728,893 and $1,480,822 for the foreign segment. Depreciation expense incurred during the years ended May 31, 1998, 1997 and 1996, by the mechanical components segment was $206,335, $156,374 and $115,778, respectively. The laser measurement segment incurred depreciation expense of $140,893, $108,066 and $80,243, for the years ended May 31, 1998,
1997 and 1996, respectively. Amortization expense incurred during the years ended May 31, 1998, 1997 and 1996, by the mechanical components segment was $-0-, $72,393 and $91,756, respectively. The laser measurement segment did not incur amortization expense for years 1998 and 1997, but incurred amortization expense of $97,347 for the year ended May 31, 1996. The
U.S. segment incurred depreciation expense of $276,102 and $226,735 during the years ended May 31, 1998 and 1997, respectively. The foreign segment incurred depreciation expense of $71,126 and $37,705, respectively, for these same years. The U.S. segment incurred amortization expense of $72,393 in fiscal year ended May 31, 1997. The foreign segment has not incurred amortization expense. Capital expenditures for the years ended May 31, 1998, 1997 and 1996, were $238,016, $297,998 and $317,861 by the mechanical components segment and $276,267, $163,170 and $88,814 by the laser measurement segment, respectively. Capital expenditures for the years ended May 31, 1998 and 1997, were $466,801 and $291,128 by the U.S. segment and $47,482 and $170,040 by the foreign segment, respectively.

     Income from operations represents sales less costs and operating expenses. In computing income from operations, all overhead expenses have been allocated to both industry segments, as they are an integral part of profit recognition for each segment. Identifiable assets by segment of business are those assets used in the Company's operations in each segment. There are no unallocated Company assets.

NOTE 9  Stock Options

Prior to 1995, the Company granted stock options to officers and employees of the Company. Stock options for up to 10% of the outstanding shares eligible for grant provided that the stock options for any one individual did not exceed 5% of the issued and outstanding shares of common stock. The purchase price of the optioned shares was equal to not less than the average closing price of the Company's common stock for the ten trading days immediately preceding the grant date of the stock options. The maximum term of each stock option did not exceed five years and all options were vested and exercisable upon grant. The options expire in the year 1999.

     A 1995 Stock Option Plan was adopted by the Board of Directors on December 19, 1995, for the benefit of employees other than officers. An option granted under the Plan may be either an incentive stock option (ISO), or a nonstatutory stock option (NSO). ISOs may be granted only to employees of the Company and are subject to certain limitations, in addition to restrictions applicable to all stock options under the Plan. Options not meeting these limitations will be treated as NSOs. The purchase price of ISOs is fair market value on the date of grant; purchase price of NSOs may vary from fair market value. Vesting is generally on a cumulative basis over four years at 25% per year. This plan, which originally provided for 300,000 shares available for option, was amended during the year ended May31, 1997, with the maximum number of available shares increased to 500,000. The options expire in years 2006 through 2008.

     The following summarizes the options outstanding as of May 31, 1998:

For the 485,750 options granted prior to 1995, the exercise price range was $0 to $2.00, the weighted average price was $1.72 and the remaining average contractual life was 0.6 years. For the 386,750 shares granted under the 1995 Stock Option Plan, the exercise price range was $2.01 to $6.00, the weighted average price was $5.22 and the remaining average contractual life was
8.2 years.

     The Company has adopted the disclosure only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plans. Options were assumed to be exercised upon vesting for purposes of this valuation. Adjustments are made for options forfeited prior to vesting. For the years ended May 31, 1998, 1997 and 1996, total value of options granted was computed to be $877,963, $395,740 and $801,878, respectively, which would be amortized on a straight-line basis over the vesting period of the options. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for the awards in 1998, 1997 and 1996, consistent with the provisions of SFAS No. 123, the Company's pro forma net income for the years ended May 31, 1998, 1997 and 1996, would be $889,944 and $1,436,760 and $602,835, respectively. Pro forma basic earnings per share for the years ended May 31, 1998, 1997 and 1996 would be $.13, $.20 and $.09, respectively. Pro forma diluted earnings per share for the years ended May 31, 1998, 1997 and 1996 would be $.12, $.19 and $.18, respectively.

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option and pricing model. The weighted average assumptions used for fiscal 1998, 1997 and 1996 were a risk-free interest rate of 5.6%, 7.5% and 7.5%, respectively, an expected dividend yield of 0%, 0% and 0%, respectively, an expected life of 8, 10, and 10 years, respectively, and a volatility of 52%, 51% and 51%, respectively.

     The effects of applying SFAS No. 123 in the pro forma disclosure are not indicative of future amounts.


                                                  Options prior to 1995                    1995 Stock Option               Combined
                                                                                                 Plan                       Plans
                                                                   Weighted                              Weighted
                                                                   Average                               Average
                                                                   Exercise                              Exercise          Combined
                                               Shares               Price             Shares              Price             Shares
Options outstanding, May 31, 1995              614,500              $1.72                 --              $  --            614,500
Options granted in 1996                             --              $  --            295,000              $5.83            295,000
Options exercised in 1996                      (18,750)             $1.96            (12,500)             $4.38            (31,250)
Options outstanding, May 31, 1996              595,750              $1.72            282,500              $5.83            878,250
Options granted in 1997                             --                 --             67,500              $5.83             67,500
Options exercised in 1997                     (110,000)             $1.72            (53,750)             $4.38           (163,750)
Options forfeited in 1997                           --                 --            (14,000)                --            (14,000)
Options outstanding, May 31, 1997              485,750              $1.72            282,250              $5.83            768,000
Options granted in 1998                             --                 --            174,000              $6.63            174,000
Options exercised in 1998                           --                 --            (17,250)             $5.59            (17,250)
Options forfeited in 1998                           --                 --            (52,250)             $8.33            (52,250)
Options outstanding, May 31, 1998              485,750              $1.72            386,750              $5.22            872,500
Options vested at May 31, 1998                 485,750                               113,000                               598,750


Management's Discussion and Analysis

The following information contains certain forward-looking statements that anticipate future trends or events. These statements are based on certain assumptions that may prove to be erroneous and are subject to certain risks including but not limited to the uncertainties of the Company's industry and the risk factors listed from time to time in the Company's SEC reports, including but not limited to the Current Report on Form 8-K dated June 5, 1996. Accordingly, actual results may differ, possibly materially, from the predictions contained herein.

     During fiscal 1998 the measurement markets the Company serves declined, particularly in the Asian region during the third and fourth quarters. The Company has responded to this decline in demand for its products by launching new products for both the laser measurement markets and the mechanical balancer markets. As a result of these changes by management, the Company's sales in fiscal 1998 increased slightly from fiscal 1997. The Company expects current levels of product sales and profitability to continue in the near future. However, there can be no assurance that the Company will continue to be profitable with increased sales levels in future time periods.

     Sales outside the United States accounted for approximately 20% of the Company's revenues in each of the fiscal 1996, 1997 and 1998. Some foreign customers will purchase in their own country's currencies, thereby imposing on the Company a currency risk. All U.S. sales (74% of total sales in fiscal
1998) were in U.S. dollars and less than 10% of total sales in fiscal 1998 were in currencies other than U.S. dollars; as a result, currency fluctuations have historically had little impact on revenue realization. However, significant variations in the value of the U.S. dollar, relative to currencies of countries in which the Company has significant competitors, can impact future sales. The Company does not engage in currency hedging. In addition, the longer payment cycles of international sales can have a negative impact on liquidity. The Company believes that international sales will continue to grow in future periods.

     A substantial portion of the Company's revenues is derived from sales to end users through selling agents and directly to builders of machine tools. For fiscal 1997 and 1998, sales to a single customer did not exceed 10% of total balancer revenues. In fiscal 1997 the Company entered into a strategic partnership with Veeco Instruments Inc. (NASDAQ:VECO) to act as the exclusive sales and marketing agent for SMS's laser light scatter products. As a result of this agreement, 24% of consolidated fiscal 1998 sales were through Veeco as compared with 22% in fiscal 1997. The Company is dependent on the sales activities of its selling agents, and there can be no assurance that these agents will continue to be successful in their efforts to market the Company's products. The Company enjoys substantial repeat business from a broad base of customers, but there can be no assurance that these customers will continue to buy the Company's products in the future.

     Increased revenues during fiscal 1996, 1997 and 1998 principally have been the result of increased volume of product shipments. Product improvements and available features have resulted in modestly increased average product prices.

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

a)   Graph of Schmitt's Shareholders' Equity, 1994-98.

Results of Operations

Sales in fiscal 1998 increased to $10,626,084 from $10,541,972 in fiscal 1997 and $7,080,128 in fiscal 1996. Schmitt Measurement System (SMS) sales accounted for $3,093,972 of fiscal 1998 sales compared with fiscal 1997 sales of $4,390,499. Net income for fiscal 1998 totaled $1,250,115 vs. fiscal 1997 totals of $1,724,728. This decline was directly attributable to reduced sales of SMS measurement products.

     Historically the Company has enjoyed a high gross profit margin in excess of 60% on its SBS Dynamic Balancing products and its SMS measurement products. Fiscal year 1998 gross profits totaled 56%. Cost of sales as a percentage of sales for fiscal 1996, 1997 and 1998 was 35.9%, 36.7% and 43.6%, respectively. The introduction of the TMS-2000 during the third quarter of fiscal 1996 had a positive impact on sales and net earnings for fiscal 1996 and 1997. The fiscal 1998 decline in sales of TMS-2000 and TMS-2000W series products resulted in a negative impact on sales and net earnings. Management expects these trends in sales and profits of the TMS series products to continue throughout the 1998 calendar year. Management anticipates that cost of sales as a percentage of sales will be similar in future time periods to the Company's historical performance. No assurances can be made that the Company will be profitable or will generate increased sales in future time periods.

     General selling and administrative expenses as a percentage of net sales were 40% in fiscal 1998, 40% in fiscal 1997, and 43% in fiscal 1996. During each of these fiscal years, the Company increased spending in marketing and selling programs to support the development of international markets, particularly in the European and Asia-Pacific regions, and to increase the awareness of new products. Administrative expenses have increased during each of the last three fiscal years to support the Company's growth, improve information technology capability and protect the Company's intellectual property rights.

     The Company has had minor variable cost increases in periods of increased sales; therefore, fixed costs have been spread over an increasing sales revenue as unit sales of SBS and SMS products increased. Even with two operating segments, management believes the Company's costs will not increase at the same rate that sales are anticipated to increase in fiscal 1999 and beyond, although there can be no such assurance.

     Net income for fiscal 1998 decreased to $1,250,511, a 28% decrease from fiscal 1997 and 3% increase over fiscal 1996. Net income per basic share decreased to $0.18 in fiscal 1998 from $0.25 in fiscal 1997 and remained the same as fiscal 1996.

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

a)   Graph of Schmitt's Total Assets, 1994-98.

Liquidity and Capital Resources

The Company's financial condition remained very strong, with a ratio of current assets to current liabilities of 7.3:1 at May 31, 1998, compared with 6.5:1 at May 31, 1997. As of May 31, 1998, the Company had $1,127,076 in
cash, and trading securities, compared with $672,662 at May 31, 1997.

     Accounts receivable have decreased as revenue growth has slowed. At May 31, 1998, accounts receivable totaled $1,197,951 compared with $2,725,512 at May 31, 1997. At May 31, 1998, none of the Company's accounts receivable were considered a doubtful collection. The Company generally experiences a payment cycle of 30-80 days on invoices. Management believes its credit policies and collection policies are effective and appropriate for the marketplace that it serves and the Company has had no bad debt write-offs since its inception in 1986. There can be no assurance that the Company's collection procedures will continue to be successful.

     Working capital increased from $5,109,560 at May 31, 1997 to $5,906,588 at May 31, 1998. During fiscal 1997 the Company spent $496,000 to acquire certain assets of a former European competitor, Hofmann Maschinenbau GmbH
(SHS). Additionally the Company spent $461,168 on the purchase of worldwide corporate assets of property and equipment in fiscal 1997. During fiscal 1998 the Company spent $514,283 to acquire certain worldwide corporate assets of property and equipment to assist in production and product development. Although the Company has no current material commitments for capital expenditures, product development to extend SBS products to new markets and to bring SMS products to advanced commercial status is expected to result in increased capital expenditures for equipment in fiscal 1999.

     The Company maintains levels of inventory sufficient to satisfy normal customer demands, plus an increasing short-term delivery requirement for a majority of its products. Additionally, inventories are periodically adjusted according to management's forecast for future business activity. Management believes its ability to provide prompt deliveries gives it a competitive advantage for certain sales. It is expected that current inventory levels will be maintained or increased as new products are introduced. The average finished goods inventory turnover ratio for fiscal 1996, 1997 and 1998 was 1.7, 2.1 and 1.4, respectively.

     The acquisition of SMS resulted in a tax loss carryforward in excess $5 million, which is available to offset earnings from SMS through the year 2010. As of May 31, 1998 the Company's gross deferred tax asset balance was $3,233,155.

a)   Graph of Schmitt's Return on Equity (in percent), 1994-98.

     The Company has completed an evaluation of Year 2000 computer information processing problems and Year 2000 program requirements for internal operations and Company products and does not expect to experience Year 2000 problems in those areas. A survey analysis of external vendors is in process and is anticipated to be complete by December 31, 1998. The Company's Year 2000 compliance evaluation will then be complete. The Company does not believe it has significant exposure to Year 2000 problems with significant vendors, customers and financial institutions and does not expect that Year 2000 will have a material cost or impact on Company operations. However, there can be no assurance that the systems of other companies on which the Company relies will not have an adverse effect on the Company's systems.

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

b)   Graph of Schmitt's Working Capital, 1994-98.

Summarized Quarterly Financial Data
In thousands, except per share information (unaudited)


1998 Quarter Ended         August 31       November 30       February 28         May 31
Sales                      $2,666,941       $3,220,475        $2,372,320       $2,366,348
Gross Profit                1,504,589        1,833,637         1,059,200        1,596,173
Net Income                    354,551          695,449           101,794           98,321
Net Income Per Share,            0.05             0.10              0.01             0.01
Basic
Net Income Per Share,            0.05             0.09              0.01             0.01
Diluted
Market Price of Common
Stock
  Low                            7.50             8.00              7.38             5.69
  High                           9.75            12.00             10.13             8.13


1997 Quarter Ended         August 31*      November 30*      February 28*        May 31*
Sales                      $1,793,698       $2,738,314        $2,918,912       $3,091,048
Gross Profit                1,069,558        1,725,676         1,827,858        2,043,090
Net Income                    140,276          607,344           458,655          518,453
Net Income Per Share,            0.02             0.09              0.07             0.07
Basic
Net Income Per Share,            0.02             0.08              0.06             0.07
Diluted
Market Price of Common
Stock
  Low                            8.88             7.88              7.88             7.00
  High                          13.75            11.00             11.00            10.75


*Quarterly data have been restated to account for inter-company transactions.

Common Stock Information and Dividend Policy

As of July 15, 1998, there were 7,099,139 shares of Common Stock outstanding held by approximately 129 holders of record. The number of holders does not include individual participants in security position listings. Management estimates that there are over 2,500 shareholders who own the Company's stock.

     The Company has not paid any dividends on its Common Stock since 1994. The Company's present policy is to retain earnings to finance the Company's business. Any future dividends will be dependent upon the Company's financial condition, results of operations, current anticipated cash requirements, acquisition plans and plans for expansion, and any other factors that the Company's Board of Directors deems relevant. The Company has no present intention of paying dividends on its Common Stock in the foreseeable future.

     The sum of quarterly earnings per share does not equal annual earnings per share as a result of the computation of quarterly versus annual average shares outstanding.

Selected Financial Data
In thousands, except per share information


Year Ended                5/31/98    5/31/97    5/31/96    5/31/95    5/31/94
Sales                     $10,626    $10,542    $7,080     $4,415     $2,575
Net Income                $ 1,250    $ 1,725    $1,217     $  249     $  182
Net Income Per            $  0.18    $  0.25    $ 0.18     $ 0.04     $ 0.03
Share, Basic
Weighted Average
  Number of Shares          7,091      7,031     6,888      6,887      5,978
(000)
Net Income Per            $  0.17    $  0.23    $ 0.16     $ 0.04     $ 0.03
Share, Diluted


Weighted Average
  Number of Shares          7,456      7,562     7,417      7,116      6,203
(000)
Stockholders'             $ 8,688    $ 7,429    $4,887     $3,464     $3,215
Equity
Total Assets              $ 9,619    $ 8,515    $5,986     $4,619     $4,232


Report of Independent Accountants
To the Board of Directors and Shareholders of Schmitt Industries, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Schmitt Industries, Inc. and its subsidiaries at May 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of Schmitt Industries, Inc. for the years ended May 31, 1996 and 1997 were audited by other independent accountants whose report dated July 10, 1997 expressed an unqualified opinion on those statements.




PricewaterhouseCoopers LLP
Portland, Oregon
July 17, 1998


Schmitt Worldwide Customers
Adam Opel AG
Akashic Memories Corporation
Allied Signal Aerospace Company
Allison Engine Company
American Axel
American Koyo Bearing Mfg. Corp.
American NTN Bearing Company
Asahi Komag
Atlas Copco Airpower N.V.
Audi AG
Barden Corporation
Black & Decker Corporation
Blohm Maschinenbau Gmbh
BMW Motoren GmbH
Boeing Company
Briggs & Stratton

Bryant Grinder Corporation
Caterpillar Belgium S.A.
Caterpillar Incorporated
Chrysler Corporation
Cincinnati Milacron
Cummins Engine Company
Daewoo International Corporation
Daimler Benz
Dana Corporation
Deere & Company
Diesel Technology Corporation
Dresser-Rand
Eaton Corporation
Emerson Power Transmission
Erwin Junker

FAG Bearing Ltd.
Federal Mogul Corporation
Fiat
Ford France S.A.
Ford Motor Company
Fuji Electric
General Electric Corporation
General Motors Corporation
Goldcrown Machinery
Greenfield Industries
Gyhring Automation
Harley-Davidson Motor Company
HMT Technology Corporation
Honda Motor Company,  Honda
  Of America
IBM Deutschland
INA Bearing Corporation
Jones & Shipman, Inc.
Komag, Inc.
Koube Steel
Koyo Machinery USA
Landis, Landis Lund
Lockheed Martin
Mercedes Benz AG
Milwaukee Electric Tool
Mitsubishi Chemical
Mitsubishi Material Silicon
Mitsubishi Motor Company Ltd.
NASA
Navistar International Transportation
New Venture Gear
Nissan Motors Ltd.
Normac, Inc.
Norton Company
Okamoto Corporation
Okunia Machinery, Inc.
Opel Austria GmbH

Parker Hannifin Corporation
Pratt & Whitney
Raytheon

Reliance Electric Company
Rexnord Corporation
Reynolds Metals
Robert Bosch Corporation
Robert Bosch GmbH
Saturn Corporation
Seagate Substrates
SEH America, Inc.
Siemens Automotive Systems
SKF Bearing Industries
SKF GmbH
Sumitomo Heavy Industries
Texas Instruments
The Timken Company
The Torrington Company
Timken France
Toyoda Machinery USA, Toyoda
  Machinery, Ltd.
TRW Automotive Components
United Grinding Technologies
University Of Connecticut Grinding
  Research Center
Volkswagen AG
Volvo
Weldon Machine Tool
Western Digital
Weyburn-Bartel

Corporate Offices
Schmitt Industries, Inc.
2765 NW Nicolai St.
Portland, OR 97210
Phone: (503) 227-7908
Fax: (503) 223-1258
Web: www.schmitt-ind.com

Schmitt Europe Ltd.
University of Warwick Science Park
Sir William Lyons Road
Coventry, England CV4 7EZ
Phone: 44-1203-697192
Fax: 44-1203-412697

Schmitt Hofmann Systems GmbH
Schwingungsmesstechnik
Birkenweg 8 (Gewerbegebiet)
D - 64665 Alsbach, Germany
Phone: 49-6257-9351-21
Fax: 49-6257-9351-23
Transfer Agent & Registrar
Interwest Transfer Company
Salt Lake City, Utah U.S.A.
Banking Reference
Wells Fargo Bank
Portland, Oregon U.S.A.
Certified Public Accountants
PricewaterhouseCoopers, LLP

Portland, Oregon U.S.A.
Stock Listing
NASDAQ National Market
Symbol: SMIT

Officers
Wayne A. Case
President & Chief Executive Officer
David W. Case
Vice President of Operations
Annie N. Windsor
Chief Financial Officer
Linda M. Case
Corporate Secretary
Directors
Wayne A. Case
President & Chief Executive Officer
Schmitt Industrties
Maynard Brown
Partner, Brown McCue, Attorneys
David L. Dotlich, Ph.D.
Faculty, University of Michigan
Business School, Business Consultant
David M. Hudson
President, Coldstream Holdings, Inc.
Trevor Nelson
Financial Consultant
The Stewart Thomas Group
Dennis T. Pixton
President, Chief Operating Officer
Michaels of Oregon Co.
John A. Rupp
Business Executive - Self Employed


Form 10-K Available

A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available to shareholders free of charge upon request addressed to the Secretary at the Company's Corporate Offices.

Annual Meeting

The annual meeting of shareholders will be held Friday, October 9, 1998 at 3:00 p.m. at the Corporate Offices.

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

Schmitt Industries, Inc.
2765 NW Nicolai Street

Portland, Oregon 97210
Phone: (503) 227-7908
Fax: (503) 223-1258
Web: www.schmitt-ind.com