Form 10-K, Exhibit 13
period 1999-05-31
SCHMITT INDUSTRIES INC
filed 1999-08-30
CIK 922612

                                                                    Exhibit 13.1

CONSOLIDATED BALANCE SHEETS

For the years ended May 31, 1999 and 1998

                                     Schmitt Industries, Inc. 1999 Annual Report


                                                                                       1999           1998
ASSETS
CURRENT ASSETS
Cash .......................................................                   $    268,888   $  1,127,076
Accounts receivable ........................................                      1,423,611      1,197,951
Inventories ................................................                      4,444,012      4,166,755
Prepaid expenses ...........................................                         75,454        120,466
Deferred tax asset .........................................                             --         34,623
Income tax receivable ......................................                        295,964        190,806
                                                                               ------------   ------------
                                                                                  6,507,929      6,837,677
                                                                               ------------   ------------
PROPERTY AND EQUIPMENT
Land .......................................................                        299,000        299,000
Buildings and improvements .................................                      1,194,664      1,190,920
Furniture, fixtures, and equipment .........................                        942,776        906,058
Vehicles ...................................................                        144,064        139,261
                                                                               ------------   ------------
                                                                                  2,580,504      2,535,239
Less accumulated depreciation and amortization .............                        926,314        691,258
                                                                               ------------   ------------
                                                                                  1,654,190      1,843,981
                                                                               ------------   ------------
OTHER ASSETS
Long-term investments ......................................                      2,135,000             --
Long-term deferred tax asset ...............................                        898,628        837,560
Other assets ...............................................                         86,667        100,000
                                                                               ------------   ------------
                                                                                  3,120,295        937,560
TOTAL ASSETS ...............................................                   $ 11,282,414   $  9,619,218
                                                                               ------------   ------------
                                                                               ------------   ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable ...........................................                   $    392,287   $    681,524
Accrued royalties ..........................................                         10,535         55,335
Accrued commissions ........................................                        105,080        131,154
Other accrued liabilities ..................................                        175,133         63,076
Income taxes payable .......................................                         12,819             --
                                                                               ------------   ------------
                                                                                    695,854        931,089
                                                                               ------------   ------------

COMMITMENTS AND CONTINGENCIES (NOTE 8) .....................                             --             --

STOCKHOLDERS' EQUITY
Common stock, no par value, 20,000,000 shares authorized,
  8,184,889 and 7,099,139 shares issued and outstanding
  at May 31, 1999 and 1998, respectively ...................                      7,284,445      5,072,634
Accumulated other comprehensive income (loss) ..............                       (201,781)      (147,708)
Retained earnings ..........................................                      3,503,896      3,763,203
                                                                               ------------   ------------
                                                                                 10,586,560      8,688,129
                                                                               ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .................                   $ 11,282,414   $  9,619,218
                                                                               ------------   ------------
                                                                               ------------   ------------

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended May 31, 1999, 1998 and 1997




                                                                                       1999           1998                1997
Net sales ..................................................                   $  7,957,723   $ 10,626,084        $ 10,541,972
Cost of sales ..............................................                      4,145,280      4,632,485           3,875,790
                                                                               ------------   ------------        ------------
    Gross profit ...........................................                      3,812,443      5,993,599           6,666,182
                                                                               ------------   ------------        ------------
Operating expenses:
General, administrative and sales expense ..................                      3,841,155      4,275,059           4,164,271
Research and development expense ...........................                        462,136        379,798             205,800
                                                                               ------------   ------------        ------------
    Total operating expenses ...............................                      4,303,291      4,654,857           4,370,071
                                                                               ------------   ------------        ------------
Operating (loss) income ....................................                       (490,848)     1,338,742           2,296,111
                                                                               ------------   ------------        ------------
Other income and expense:
  Interest expense .........................................                        (22,736)       (42,231)            (16,273)
  Interest income ..........................................                         24,364         44,581              25,007
  Unrealized gain on trading securities ....................                             --             --              22,400
  Miscellaneous income .....................................                         93,946        259,924              25,430
                                                                               ------------   ------------        ------------
    Other income and expense ...............................                         95,574        262,274              56,564
                                                                               ------------   ------------        ------------
(Loss) income before provision for income taxes ............                       (395,274)     1,601,016           2,352,675
                                                                               ------------   ------------        ------------
(Benefit) provision for income taxes .......................                       (135,967)       350,901             627,947
                                                                               ------------   ------------        ------------
Net (loss) income ..........................................                   $   (259,307)  $  1,250,115        $  1,724,728
                                                                               ------------   ------------        ------------
                                                                               ------------   ------------        ------------
Net (loss) income per common share, basic ..................                   $      (0.03)  $       0.18        $       0.25
                                                                               ------------   ------------        ------------
                                                                               ------------   ------------        ------------
Weighted average number of common
  shares, basic ............................................                      7,591,699      7,091,269           7,031,449
                                                                               ------------   ------------        ------------
                                                                               ------------   ------------        ------------
Net (loss) income per common share, diluted ................                   $      (0.03)  $       0.17        $       0.23
                                                                               ------------   ------------        ------------
                                                                               ------------   ------------        ------------
Weighted average number of common
  shares, diluted ..........................................                      7,591,699      7,456,172           7,561,744
                                                                               ------------   ------------        ------------
                                                                               ------------   ------------        ------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended May 31, 1999, 1998 and 1997


                                                                                       1999           1998                1997
CASH FLOWS RELATING TO OPERATING ACTIVITIES
Net (loss) income ..........................................                   $   (259,307)  $  1,250,115        $  1,724,728
Adjustments to reconcile net (loss) income to net cash
    provided by (used in) operating activities:
  Depreciation .............................................                        294,513        347,228             264,440
  Amortization .............................................                         13,333             --              72,393
  Unrealized gain on trading securities ....................                             --             --             (22,400)
  Deferred taxes ...........................................                        (26,445)       (57,183)            198,426
(Increase) decrease in:
  Trading securities .......................................                             --        168,000                  --
  Accounts receivable ......................................                       (225,660)     1,527,561          (1,313,707)
  Inventories ..............................................                       (277,257)    (1,686,935)           (235,556)
  Prepaid expenses .........................................                         45,012        (89,798)            (14,762)
  Income taxes receivable ..................................                         18,914       (190,806)                 --
  Other assets .............................................                             --         (9,585)            (90,415)
Increase (decrease) in:
  Accounts payable .........................................                       (289,237)       150,857             185,839
  Accrued liabilities, royalties, and commissions ..........                         41,183        (57,246)             62,198
  Income taxes payable .....................................                         12,819        (44,809)           (226,186)
                                                                               ------------   ------------        ------------
      Net cash (used in) provided by
  operating activities .....................................                       (652,132)     1,307,399             604,998
                                                                               ------------   ------------        ------------
CASH FLOWS RELATING TO INVESTING ACTIVITIES
Purchase of property and equipment .........................                       (119,380)      (514,283)           (461,168)
Proceeds from disposal of equipment ........................                         14,658         24,250              10,651
Acquisition of assets of Hofmann
  Maschinenbau GmbH ........................................                             --             --            (496,000)
                                                                               ------------   ------------        ------------
      Net cash used in investing activities ................                       (104,722)      (490,033)           (946,517)
                                                                               ------------   ------------        ------------
CASH FLOWS RELATING TO FINANCING ACTIVITIES
Repayment of long-term debt ................................                             --       (179,983)            (34,895)
Common stock repurchased ...................................                        (47,261)            --                  --
Exercise of stock options ..................................                             --         96,469             409,106
                                                                               ------------   ------------        ------------
Net cash (used in) provided by financing activities ........                        (47,261)       (83,514)            374,211
                                                                               ------------   ------------        ------------
Effect of foreign exchange translation on cash .............                        (54,073)      (111,438)            (36,270)
                                                                               ------------   ------------        ------------
(DECREASE) INCREASE IN CASH ................................                       (858,188)       622,414              (3,578)
CASH, beginning of year ....................................                      1,127,076        504,662             508,240
                                                                               ------------   ------------        ------------
CASH, end of year ..........................................                   $    268,888   $  1,127,076        $    504,662
                                                                               ------------   ------------        ------------
                                                                               ------------   ------------        ------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest ...................                   $     22,736   $     42,231        $     15,272
                                                                               ------------   ------------        ------------
Cash paid during the period for income taxes ...............                   $      6,800   $    405,800        $    450,871
                                                                               ------------   ------------        ------------
                                                                               ------------   ------------        ------------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES
Acquisition of long-term investment ........................                   $  2,135,000             --                  --
Reduction of goodwill.......................................                   $         --   $   (155,438)       $   (215,973)
Income tax benefit of stock options exercised...............                   $    124,072   $    (23,754)       $   (444,793)
                                                                               ------------   ------------        ------------
                                                                               ------------   ------------        ------------

CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY

For the years ended May 31, 1999, 1998 and 1997


                                                                                                                      Accumulated
                                                                                                                         other
                                                                                                    Retained          Comprehensive
                                                             Shares               Amount             Earnings         Income (Loss)
                                                       ------------         ------------        -------------         --------------
BALANCE, MAY 31, 1996 .........................           6,918,139         $  4,098,512         $    788,360                  $--
Stock options exercised .......................             163,750              409,106                   --                   --
Income tax benefit from exercise of
  stock options ...............................                  --              444,793                   --                   --
Net income ....................................                  --                   --            1,724,728                   --
Cumulative foreign exchange
  translation adjustment ......................                  --                   --                   --              (36,270)
                                                       ------------         ------------         ------------         ------------
BALANCE, MAY 31, 1997 .........................           7,081,889            4,952,411            2,513,088              (36,270)
COMPREHENSIVE INCOME, YEAR ENDED
  MAY 31, 1997 ................................
Stock options exercised .......................              17,250               96,469                   --                   --
Income tax benefit from exercise of
  stock options ...............................                  --               23,754                   --                   --
Net income ....................................                  --                   --            1,250,115                   --
Cumulative foreign exchange
  translation adjustment ......................                  --                   --                   --             (111,438)
                                                       ------------         ------------         ------------         ------------
BALANCE, MAY 31, 1998 .........................           7,099,139            5,072,634            3,763,203             (147,708)
COMPREHENSIVE INCOME, YEAR ENDED
  MAY 31, 1998 ................................
Stock options exercised .......................             485,750              869,475                   --                   --
Income tax benefit from exercise of
  stock options ...............................                  --              124,072                   --                   --
Notes received for stock options ..............                  --             (869,475)                  --                   --
Stock issued for long-term
  investment ..................................             610,000            2,135,000                   --                   --
Common shares repurchased .....................             (10,000)             (47,261)                  --                   --
Net loss ......................................                  --                   --             (259,307)                  --
Cumulative foreign exchange
  translation adjustment ......................                  --                   --                   --              (54,073)
                                                       ------------         ------------         ------------         ------------
BALANCE, MAY 31, 1999 .........................           8,184,889         $  7,284,445         $  3,503,896         $   (201,781)
                                                       ------------         ------------         ------------         ------------
                                                       ------------         ------------         ------------         ------------
COMPREHENSIVE (LOSS), YEAR ENDED
  MAY 31, 1999.................................

                                                                                   Total
                                                                            Comprehensive
                                                              Total               Income
                                                       ------------         ------------

BALANCE, MAY 31, 1996 .........................        $  4,886,872         $         --
Stock options exercised .......................             409,106                   --
Income tax benefit from exercise of
  stock options ...............................             444,793                   --
Net income ....................................           1,724,728            1,724,728
Cumulative foreign exchange
  translation adjustment ......................             (36,270)             (36,270)
-----------------------------------------------------------------------------------------
BALANCE, MAY 31, 1997 .........................           7,429,229
COMPREHENSIVE INCOME, YEAR ENDED
  MAY 31, 1997 ................................                             $  1,688,458
Stock options exercised .......................              96,469
Income tax benefit from exercise of
  stock options ...............................              23,754
Net income ....................................           1,250,115            1,250,115
Cumulative foreign exchange
  translation adjustment ......................            (111,438)            (111,438)
-----------------------------------------------------------------------------------------
BALANCE, MAY 31, 1998 .........................           8,688,129
COMPREHENSIVE INCOME, YEAR ENDED
  MAY 31, 1998 ................................                             $  1,138,677
Stock options exercised .......................             869,475
Income tax benefit from exercise of
  stock options ...............................             124,072
Notes received for stock options ..............            (869,475)
Stock issued for long-term
  investment ..................................           2,135,000
Common shares repurchased .....................             (47,261)
Net loss ......................................            (259,307)            (259,307)
CUMULATIVE FOREIGN EXCHANGE
  TRANSLATION ADJUSTMENT ......................             (54,073)             (54,073)
-----------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999 .........................        $ 10,586,560
                                                       ------------
                                                       ------------
COMPREHENSIVE (LOSS), YEAR ENDED
  MAY 31, 1999.................................                             $   (313,380)

NOTE 1
ORGANIZATION AND NATURE OF OPERATIONS
Schmitt Industries, Inc. (the Company) is engaged in the design, assembly, marketing, and distribution of electronic and mechanical components for machine tool products and laser measurement systems worldwide. In June 1996, the Company established Schmitt Europe, Ltd. (SEL). In addition, in December 1996, the Company established Schmitt Hofmann Systems GmbH (SHS) which acquired certain assets of the grinding wheel balance division of Hofmann Maschinenbau GmbH.


NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include those of the Company and its wholly-owned subsidiaries. The wholly owned subsidiaries are Schmitt Measurement Systems, Inc. (SMS), Schmitt Europe, Ltd. (SEL) and Schmitt Hofmann Systems, GmbH (SHS). All significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

REVENUE RECOGNITION
Revenue from product sales is recognized upon shipment. Sales are reported net of applicable cash discounts and allowances for returns.

INVENTORIES
Inventory is valued at the lower of cost or market. Cost is determined on the average cost basis. As of May 31, 1999 and 1998, inventories consisted of raw materials ($2,292,389 and $2,502,310 respectively), work-in-process ($222,888 and $60,075 respectively), and finished goods ($1,928,735 and $1,604,370, respectively).

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years for furniture, fixtures, and equipment; three years for vehicles; and twenty-five years for buildings and improvements.

CONCENTRATION OF CREDIT RISK
Financial instruments that potentially expose the Company to concentration of credit risk are trade accounts receivable. Credit terms generally include a discount of 1-1/2% if the invoice is paid within ten days, with the net amount payable in 30 days. No allowance for doubtful accounts is considered necessary.
     During the year ended May 31, 1999, the Company canceled a strategic partnership with an entity to distribute systems manufactured by Schmitt Measurement Systems, Inc. For the years ended May 31, 1999, 1998 and 1997, approximately 2%, 24% and 22% of consolidated sales respectively were made to this customer.

INCOME TAXES
Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

RESEARCH AND DEVELOPMENT COSTS
Research and development costs are charged to expense when incurred.

TRADING SECURITIES
Trading securities consist of common stock and are stated at fair value, which is estimated based on quoted market prices. Unrealized gains or losses are included in other income and expense. Total realized gain on trading securities during fiscal 1998 was approximately $186,000 and is included in other income. No trading securities were held at May 31, 1999 and 1998.

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CONSOLIDATED STATEMENT OF CASH FLOWS
The Company considers short-term investments that are highly liquid, readily convertible into cash and have original maturities of less than three months to be cash equivalents for purposes of the cash flows statement.

STOCK-BASED COMPENSATION
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (FAS 123) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25). Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

FOREIGN CURRENCY TRANSLATION
Financial statements for the Company's subsidiaries outside the United States are translated into U.S. dollars at year-end exchange rates for assets and liabilities and weighted average exchange rates for income and expenses. The resulting translation adjustments are recorded in a separate component of stockholders' equity titled "Accumulated Other Comprehensive Income (Loss)."

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of financial instruments approximate their fair values at May 31, 1999.

EARNINGS PER SHARE
Basic (loss) earnings per share is computed using the weighted average number of shares outstanding. Diluted (loss) earnings per share is computed using the weighted average number of shares outstanding, adjusted for the incremental shares attributed to outstanding options to purchase common stock. Using the treasury stock method as required by FAS 128, incremental shares of 364,903 and 530,295 in 1998 and 1997, respectively, were used in the calculation of diluted earnings per share. In fiscal 1999, 130,245 incremental shares were excluded from the diluted loss per share calculation as their effect was anti-dilutive.

NOTE 3
COMPANY ACQUISITIONS
On December 2, 1996, the Company purchased the inventories ($462,933) and equipment ($33,067) of the grinding wheel balancer division of Hofmann Maschinenbau GmbH for $496,000 and subsequently established Schmitt Hofmann Systems, GmbH (see Note 1). The results of SHS are included in the accompanying consolidated financial statements since the date of acquisition.


NOTE 4
LONG-TERM INVESTMENTS
In December 1998, the Company issued 610,000 shares of its common stock to acquire 13,757,155 shares or approximately 19.5% of the outstanding shares of Air Packaging Technologies, Inc. That company is engaged in the design, manufacture, marketing and sales of "Air Box" patented packaging systems used in the semiconductor, electronic, medical and dental markets worldwide. This investment is considered an "Available-for-sale securities" under Statement of Financial Accounting Standards No. 115. As required under that statement, all unrealized gains and losses are included in Accumulated Other Comprehensive Income (Loss) and reported as a separate component in Other Comprehensive Income
(Loss) in Stockholders' Equity until realized. At May 31, 1999 there was no significant difference between market value and acquisition cost of $2,135,000.

NOTE 5
LINE OF CREDIT
The Company has a $1.5 million unsecured short-term line of credit agreement with a commercial bank. The line is guaranteed by the Company's wholly owned subsidiary, Schmitt Measurement Systems, Inc. Interest is payable at the bank's prime rate, or LIBOR +2.50%. The line of credit is renewable annually. No balance was outstanding as of May 31, 1999 or 1998.


NOTE 6
INCOME TAXES
The (benefit) provision for income taxes was as follows


Years ended May 31,                   1999           1998            1997
                                 ---------      ---------       ---------
Current ......................   $(109,523)     $ 243,264       $ 826,368
Deferred .....................     (26,444)       383,887          77,824
Decrease in valuation
  allowance ..................          --       (276,250)       (276,245)
                                 ---------      ---------       ---------
Total (benefit) provision
  for income taxes ...........   $(135,967)     $ 350,901       $ 627,947
                                 ---------      ---------       ---------


Deferred tax assets (liabilities) are comprised of the following components:


                                                     1999                1998
                                              -----------         -----------
Depreciation .............................    $    31,112         $   (29,861)
                                              -----------         -----------
Net operating loss carryforwards .........      1,038,559           1,038,559
Inventory basis differences ..............             --              34,623
Other asset capitalization ...............         12,820              13,840
Other deferred assets ....................         50,368              49,254
                                              -----------         -----------
Gross deferred tax assets ................      1,101,747           1,136,276
                                              -----------         -----------
Deferred tax asset valuation allowance ...       (234,231)           (234,231)
                                              -----------         -----------
Net deferred tax asset ...................    $   898,628         $   872,184
                                              -----------         -----------
                                              -----------         -----------


     Through the acquisition of Schmitt Measurement Systems, Inc., the Company acquired approximately $5.5 million of U.S. federal net operating loss carryforwards. As of May 31, 1999, approximately $3 million of these net-operating losses remain and expire in the years 2007 through 2009. The deferred tax asset valuation allowance in fiscal years 1998 and 1999 is attributed to these net-operating losses.



     The provision for income taxes differs from the amount of income taxes determined by applying the U.S. statutory federal tax rate to pre-tax income due to the following:


Years ended May 31, .............        1999              1998            1997
                                       ------            ------          ------
Statutory federal tax rate ......       (34.0%)            34.0%           34.0%
State taxes, net of
  federal benefit ...............        (4.3)              3.2             4.4
Change in deferred tax
  valuation allowance ...........        --               (27.5)          (20.9)
Reduction of goodwill associated
  with the acquisition of Schmitt
  Measurement Systems, Inc. .....        --                10.3             9.2
Other permanent
  differences ...................         3.9               1.9            --
                                       ------            ------          ------
Effective tax rate ..............        34.4%             21.9%           26.7%
                                       ------            ------          ------
                                       ------            ------          ------

NOTE 7
EMPLOYEE BENEFIT PLANS
The Company adopted the Schmitt Industries, Inc. 401(k) Profit Sharing Plan & Trust effective June 1, 1996. Employees must meet certain age and service requirements to be eligible. Participants may contribute up to 15% of their eligible compensation that is partially matched by the Company. The Company may further make either a profit sharing contribution or a discretionary contribution. Contributions made to this Plan during the years ended May 31, 1999 and 1998 were $86,899 and $135,335, respectively.


NOTE 8
COMMITMENTS AND CONTINGENCIES
In a transaction related to the acquisition of Schmitt Measurement Systems, Inc. (formerly TMA Technologies, Inc.), the Company established a royalty pool and vested each shareholder and debt holder in TMA Technologies, Inc. an interest in the royalty pool equal to the amount invested or loaned including interest payable through March 1995. The royalty pool will be funded at 5% of net sales (defined as gross sales less returns, allowances, and sales commissions) of Schmitt Measurement Systems, Inc.'s, products and future derivative products developed by Schmitt Industries, Inc., which utilize these technologies. As part of the royalty pool agreement, each former shareholder and debt holder released TMA Technologies, Inc., for any claims with regard to the acquisition except their rights to future royalties. Long-term debt of $179,983 was fully paid to certain TMA Technologies, Inc., debt holders in fiscal year 1998.

NOTE 9
SEGMENTS OF BUSINESS
The Company operates principally in two segments of business: the manufacturing of mechanical components for the machine tool industry, and the manufacturing of laser measurement systems. The Company also operates in two principal geographic markets, U.S. and foreign. The segment which manufactures mechanical components for the machine tool industry reported gross sales of $8,223,308 for the year ended May 31, 1999, including inter-company sales of $845,429. This segment reported gross sales of $8,286,243 for the year ended May 31, 1998, including inter-company sales of $754,131 and gross sales of $6,488,348 for the year ended May 31, 1997 including intercompany sales of $336,875. The segment which manufactures laser measurement systems reported gross sales of $579,844 for the year ended May 31, 1999, with no inter-company sales. For fiscal year ended May 31, 1998, the measurement products segment reported gross sales of $3,108,769 including inter-company sales of $14,797, and gross sales of $4,390,499 for the year ended May 31, 1997 with no intercompany sales. Geographically, U.S. sales were $4,756,079, $7,873,148 and $8,728,082 for fiscal years ended May 31, 1999,
1998 and 1997 respectively. Foreign sales were $4,047,073, $3,521,864 and $2,150,765 for the same years, respectively. This includes inter-company sales of $845,429 for the year ended May 31, 1999, $768,928 for the year ended May 31, 1998 and $336,875 for the year ended May 31, 1997. For the years ended May 31, 1999, 1998 and 1997, respectively, export sales by the U.S. segment totaled $615,212, $344,100 and $612,704.
     (Loss) income from operations for the years ended May 31, 1999, 1998 and 1997 for the mechanical components segment was $(263,965) $363,656, and $176,927, respectively. (Loss) income from operations for the years ended May 31, 1999, 1998 and 1997 of the laser measurement segment was $(226,883), $975,086, and $2,119,184, respectively. Consolidated (loss) income from operations includes an adjustment of $30,000 for the elimination of inter-company rent for the year ended May 31, 1999, $90,000 for the year ended May 31, 1998 and $30,000 for the year ended May 31, 1997. (Loss) income from operations for the U.S. segment was $(305,390), $1,423,502 and $2,393,558 respectively, for the years ended May 31, 1999, 1998 and 1997 and for the foreign segment, losses of $(185,458), $(84,760) and $(97,447) respectively, for the same years. Long-term assets at May 31, 1999 and 1998 were $4,097,803 and $2,004,753 for the mechanical components segment and $676,682 and $776,788 for the laser measurement segment. Long-term assets for the U.S. segment at May 31, 1999 were $4,654,796 and at May 31, 1998 were $2,634,909. Long-term assets for the foreign segment at May 31, 1999 were $119,689 and at May 31, 1998 were $146,632. Depreciation expense incurred during the years ended May 31, 1999, 1998 and 1997, by the mechanical components segment was $194,541, $206,335 and $156,374, respectively. The laser measurement segment incurred depreciation expense of $99,972, $140,893 and $108,066, for the years ended May 31, 1999,
1998 and 1997, respectively. Amortization expense incurred during the years ended May 31, 1999, 1998 and 1997 by the mechanical components segment was $13,333, $0, and $72,393 respectively. The laser measurement segment did not incur amortization expense for years 1999, 1998 and 1997. The U.S. segment incurred depreciation expense of $221,295, $276,102 and $226,755 during the years ended May 31, 1999, 1998 and 1997, respectively. The foreign segment incurred depreciation expense of $73,218, $71,126 and $37,705 respectively, for these same years. The U.S. segment incurred amortization expense of $13,333, $0, and $72,393 in fiscal years ended May 31, 1999, 1998 and 1997. The foreign segment has not incurred amortization expense. Capital expenditures for the years ended May 31, 1999 and 1998, were $117,884 and $238,016 by the mechanical components segment and $1,496 and $276,267 by the laser measurement segment, respectively. Capital expenditures for the years ended May 31, 1999 and 1998, were $60,079 and $466,801 by the U.S. segment and $59,301 and $47,482 by the foreign segment, respectively.
     Income from operations represents sales less costs and operating expenses. In computing income from operations, all overhead expenses have been allocated to both industry segments, as they are an integral part of profit recognition for each segment. Identifiable assets by segment of business are those assets used in the Company's operations in each segment.


NOTE 10
STOCK OPTIONS
Prior to 1995, the Company granted stock options to officers and employees of the Company. Stock options for up to 10% of the outstanding shares were eligible for grant provided the stock options for any one individual did not exceed 5% of the issued and outstanding shares of common stock. The purchase price of the optioned shares was equal to not less than the average closing price of the Company's common stock for the ten trading days immediately preceding the grant date of the stock options. The maximum term of each stock option did not exceed five years and all options were vested and exercisable upon grant. All outstanding options were exercised in the fiscal year ended May 31, 1999. The officers/employees issued notes to the Company for the exercise price. The notes mature on or before December 2000 ($586,500) and January 2001 ($282,975), and carry interest at the rate of 6% per annum. These notes are reported as a reduction of stockholders equity.

     The Board of Directors adopted a 1995 Stock Option Plan in December 1995 which Plan was amended in August 1996 and restated in August 1998. An option granted under the Amended and Restated Stock Option Plan may be either an incentive stock option (ISO), or a nonstatutory stock option (NSO). ISOs may be granted only to employees of the Company and are subject to certain limitations, in addition to restrictions applicable to all stock options under the Plan. Options not meeting these limitations will be treated as NSOs. The purchase price of ISOs is fair market value on the date of grant; the purchase price of NSOs may vary from fair market value. Vesting is generally on a cumulative basis over four years at 25% per year. The Company has 800,000 shares reserved for issuance under the stock option plan. The options expire in years 2006 through 2009.
     The following summarizes the options outstanding as of May 31, 1999:


                                                           Weighted                        Weighted
                                                            Average                         Average
                                                           Exercise                         Exercise     Combined
                                           Shares           Price           Shares            Price       Shares
                                          -------         ---------         -------         --------      -------
Options outstanding, May 31, 1996 ....    595,750         $    1.79         232,500         $   4.42      828,250
Options granted ......................         --             --            117,500         $   7.79      117,500
Options exercised ....................   (110,000)        $    1.79         (53,750)        $   4.38     (163,750)
Options forfeited/cancelled ..........         --             --            (14,000)        $   4.38      (14,000)
                                          -------         ---------         -------         --------      -------
Options outstanding, May 31, 1997 ....    485,750         $    1.79         282,250         $   5.83      768,000
Options granted ......................         --             --            174,000         $   6.62       174,00
Options exercised ....................         --             --            (15,750)        $   5.71      (15,750)
Options forfeited/cancelled ..........         --             --           (151,250)        $   7.93     (151,250)
                                          -------         ---------         -------         --------      -------
Options outstanding, May 31, 1998 ....    485,750         $    1.79         289,250         $   5.22      775,000
Options granted ......................    589,250         $    3.24         589,250
Options exercised ....................   (485,750)        $    1.79              --            --        (485,750)
Options forfeited/cancelled ..........         --             --           (426,750)        $   4.41     (426,750)
                                          -------         ---------         -------         --------      -------
Options outstanding May 31, 1999 .....         --                           451,750         $   3.02      451,750
                                          -------         ---------         -------         --------      -------
Options vested at May 31, 1999 .......         --                           165,125         $   3.00      165,125
                                          -------         ---------         -------         --------      -------



     For the 451,750 shares outstanding under the 1995 Stock Option Plan, the exercise price ranges from $3.00 to $3.30 per share and the remaining average contractual life was 7.8 years.
     The Company has adopted the disclosure only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the stock option plans. Options were assumed to be exercised upon vesting for purposes of this valuation. Adjustments are made for options forfeited prior to vesting. For the years ended May 31, 1999, 1998 and 1997, total value of options granted was computed to be $1,275,098, $877,963 and $395,740, respectively, which would be amortized on a straight-line basis over the vesting period of the options. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for the awards in 1999, 1998 and 1997, consistent with the provisions of SFAS 123, the Company's pro forma net (loss) income for the years ended May 31, 1999, 1998 and 1997, would be ($467,573), $889,944 and $1,436,760, respectively. Pro forma basic (loss) earnings per share for the years ended May 31, 1999, 1998 and 1997 would be ($.06), $.13 and $.20, respectively. Pro forma diluted (loss) earnings per share for the years ended May 31, 1999, 1998 and 1997 would be ($.06), $.12 and $.19, respectively.
     The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option and pricing model. The weighted average assumptions used for fiscal 1999, 1998 and 1997 were a risk-free interest rate of 5.5% for 1999 and 7.5% for 1998 and 1997, an expected dividend yield of 0% for all years, an expected life of 8, 8, and 10 years, respectively, and a volatility of 65%, 52% and 51%, respectively.
     The effects of applying SFAS No. 123 in the proforma disclosure are not indicative of future amounts.

MANAGEMENT'S DISCUSSION AND ANALYSIS


The following information contains certain forward-looking statements that anticipate future trends or events. These statements are based on certain assumptions that may prove to be erroneous and are subject to certain risks including but not limited to the uncertainties of the Company's new product introductions, the risks of increased competetion and technological change in the Company's industry and other factors detailed in the Company's SEC filings. Accordingly, actual results may differ, possibly materially, from the predictions contained herein.
     During fiscal 1999, the measurement markets the Company serves continued a downward trend started early in calendar year 1998. This drop was particularly evident in the disk drive and silicon wafer markets in Asia as well as the United States. As a result of these market changes, the Company's sales in fiscal 1999 declined significantly from fiscal 1998, with virtually the entire drop in sales of laser measurement products. The Company responded to this industry decline by seeking to develop new products and markets to reduce its historic reliance on these markets. Management expanded its research and development efforts so the Company could introduce new products for both the laser measurement and mechanical balancer markets in fiscal 1999 and 2000. The Company expects new products developed in 1999 and introduced in late fiscal 1999 and fiscal 2000 to increase revenues. In addition, the disk drive and silicon wafer markets are expected to improve which will also have an upward effect on sales. However, there can be no assurance that the Company will return to profitability with increased sales levels in future periods.
     Sales outside the United States accounted for approximately 48% of the Company's revenues in 1999, 29% in 1998 and 23% in 1997. Some foreign customers purchase in their own country's currencies, thereby imposing on the Company a currency risk. All U.S. sales (52% of total sales in fiscal 1999) were in U.S. dollars and the remaining fiscal 1999 sales were in currencies other than U.S. dollars. To date, currency fluctuations have historically had little impact on revenue realization. However, significant variations in the value of the U.S. dollar, relative to currencies of countries in which the Company has significant competitors, can impact future sales. The Company does not engage in currency hedging. In addition, the longer payment cycles of international sales can have a negative impact on liquidity. The Company believes the dollar amount of international sales will continue to grow in future periods.
     A substantial portion of the Company's revenue is derived from sales to end users through selling agents and directly to builders of machine tools. For fiscal 1999, sales to a single customer did not exceed 10% of total revenues, a change from prior years. In fiscal 1997 the Company entered into a strategic partnership with Veeco Instruments Inc. (NASDAQ:VECO) to act as the exclusive sales and marketing agent for SMS's laser light scatter products. As a result of this agreement, 24% of consolidated fiscal 1998 sales were through Veeco. In fiscal 1999, Schmitt and Veeco reached a mutual decision to terminate the partnership as sales by that entity had dropped dramatically (in fiscal 1999 sales to Veeco were less than 2% of consolidated revenues). The Company is dependent on the sales activities of its selling agents, and there can be no assurance these agents will continue to be successful in their efforts to market the Company's products. The Company enjoys substantial repeat business from a broad base of customers, but there can be no assurance that these customers will continue to buy the Company's products in the future. The decrease in revenues in fiscal 1999 occurred exclusively in the laser measurement products where the volume of product shipments declined as a result of the drop in business in the technology industry, primarily disk drive and silicon wafer manufacturers. Increased revenues during fiscal 1997 and 1998 principally resulted from increased volume of product shipments. Product improvements and available features have resulted in modestly increased average product prices.
     The Company operates in highly competitive industries characterized by increasingly rapid technological changes. The Company's competitive advantage and future success are therefore dependent on its ability to develop new products, to qualify these new products with its customers, to successfully introduce these products to the marketplace on a timely basis, to commence production to meet customer demands and to develop new markets in the industries for its products and services. The successful introduction of new technology and products is increasingly complex. If the Company is unable, for whatever reason, to develop and introduce new products in a timely manner in response to changing market conditions or customer requirements, its results of operations could be adversely impacted.


                                   [GRAPH]

RESULTS OF OPERATIONS
Sales in fiscal 1999 decreased to $7,957,723, from $10,626,084 in fiscal 1998 and $10,541,972 in fiscal 1997. Sales of Schmitt Balancing products in fiscal 1999 decreased to $7,377,879 from $7,532,112 in fiscal 1998, but increased from $6,151,473 in fiscal 1997. Schmitt Measurement System (SMS) sales accounted for $579,844 in fiscal 1999 compared to sales of $3,093,972 and $4,390,499 for fiscal 1998 and 1997 respectively. The net loss for fiscal 1999 totaled $259,307 compared to net income for fiscal 1998 of $1,250,115 and fiscal 1997 net income of $1,724,728. This decline was directly attributable to reduced sales of SMS measurement products.
     Historically the Company has enjoyed a high gross profit margins in excess of 60% on its SBS Dynamic Balancing products and its SMS measurement products. Fiscal year 1999 gross profits totaled 48%. Cost of sales as a percentage of sales for fiscal 1997, 1998 and 1999 was 36.7%, 43.6% and 52.1%, respectively. Margins have declined for balancer products due to increased competitive pressures in all markets. With improvements to existing products and new technology, these results could improve in fiscal 2000 and beyond. Margins of measurement products declined due to the large reduction in sales of complete measurement systems. The fiscal 1999 and 1998 decline in sales of all laser measurement products resulted in a negative impact on sales and net earnings. Management expects the trends in sales and profits of both the balancer and measurement products to recover during fiscal 2000. Management anticipates that cost of sales as a percentage of sales will also recover in future time periods to achieve levels approximating the Company's historical performance. No assurances can be made that the Company will be profitable or will generate increased sales in future time periods.
     General administrative and sales expenses as a percentage of net sales were 48% in fiscal 1999, 40% in fiscal 1998, and 40% in fiscal 1997. In terms of dollars, these expenses were $3,841,155, $4,275,059 and $4,164,271 in fiscal 1999, 1998 and 1997 respectively. The reduction in expenses in fiscal 1999 is due to a concerted effort by management to decrease expenses. In future fiscal periods, management believes the Company's costs will not increase at the same rate that sales are anticipated to increase, although there can be no such assurance.
     Research and development expenses as a percentage of net sales were 5.8% in fiscal 1999, 3.6% in fiscal 1998 and 2.0% in fiscal 1997. In terms of dollars, these expenses were $462,136, $379,798 and $205,800 in fiscal 1999, 1998 and
1997 respectively. The Company has begun a major research and development program to develop products that will expand its market base and reduce reliance on historic market segments. This development program will continue in future fiscal periods, with expenditures expected to approximate those levels expended in fiscal 1999. The Company's future operating results depend, to a considerable extent, on its ability to maintain a competitive advantage in both the products and services it provides. For this reason, the Company believes it is critical to continue to make future investments in research and development to ensure the flow of innovative, productive, high-quality products and support services. Accordingly, the Company expects research and development expenses to continue to increase in the immediate future.
     The company realized a net loss of $259,307 in fiscal 1999 compared to net income for fiscal 1998 of $1,250,115 and fiscal 1997 net income of $1,724,728. Net loss per basic share was $(0.03) compared to earnings per share of $0.18 in fiscal 1998 from $0.25 in fiscal 1997.


LIQUIDITY AND CAPITAL RESOURCES
The Company's financial condition remains very strong, with a ratio of current assets to current liabilities of 9.4 to 1 at May 31, 1999 compared to 7.3 to 1 at May 31, 1998. As of May 31, 1999, the Company had $268,888 in cash compared to $1,127,076 at May 31, 1998.
     Accounts receivable balance at May 31, 1999 was $1,423,611 compared to $1,197,951 at May 31, 1998. This change from prior years is not significant as accounts receivable in fiscal 1999 turned 6.1 times per year compared to 5.4 times in fiscal 1998. At May 31, 1999, none of the Company's accounts receivable were considered a doubtful collection. The Company generally experiences a payment cycle of 30-80 days on invoices. Management believes its credit policies and collection policies are effective and appropriate for the marketplace that it serves and the Company has had no significant bad debt write-offs since its inception in 1986. There can be no assurance that the Company's collection procedures will continue to be successful.

TOTAL ASSETS
IN THOUSANDS OF DOLLARS
[GRAPH]

     Working capital decreased slightly from $5,906,588 at May 31, 1998 to $5,812,075 at May 31, 1999. During fiscal 1999 and 1998, the Company spent $119,380 and $514,283 respectively to acquire certain worldwide corporate assets of property and equipment to assist in production and product development. Although the Company has no current material commitments for capital expenditures, product development to extend SBS and SMS products to new markets are expected to result in increased capital expenditures for equipment in fiscal 2000.
     The Company maintains levels of inventory sufficient to satisfy normal customer demands, plus an increasing short-term delivery requirement for a majority of its products. Additionally, inventories are periodically adjusted according to management's forecast for future business activity. Management believes its ability to provide prompt deliveries gives it a competitive advantage for certain sales. It is expected that current inventory levels will be decreased as market conditions improve in the technology industry (disk drive and silicon wafer segments) and new products are introduced. Despite the introduction of new products, this new technology will utilize existing raw materials, thereby mitigating the level of additional inventory purchases in fiscal 2000. The average finished goods inventory turnover ratio for fiscal 1997, 1998 and 1999 was 1.8, 1.4 and 1.0 times, respectively.
     During the third quarter of fiscal 1997, two officers/employees exercised stock options for 485,750 shares at an average exercise price of $1.79 per share. The officers/employees issued notes to the Company for the exercise price. The notes mature on or before December 2000 ($586,500) and January 2001 ($282,975), and carry interest at the rate of 6% per annum. The notes are reported as a reduction of stockholders' equity.
     The company issued 610,000 shares of its common stock to acquire 13,757,155 shares or approximately 19.5% of the outstanding shares of Air Packaging Technologies, Inc. (APTI). That company is engaged in the design, manufacture, marketing and sales of "Air Box" patented packaging systems used in the semiconductor, electronic, medical and dental markets worldwide. The Company made this investment as the philosophy of APTI is similar to its own - to provide products that make its customers more profitable either through increased productivity or reduced operating costs.
     The acquisition of SMS in fiscal 1995 resulted in a tax loss carryforward in of excess $5 million, which is available to offset earnings from SMS through the year 2009. As of May 31, 1999, approximately $3 million of these net-operating losses remain.
     The Company has completed an assessment of the impact of the year 2000 issue on its internal systems and equipment, on its products and on the systems of its significant vendors. Costs to complete that assessment were less than one-half of one percent of fiscal 1999 revenues. Based on this assessment, the Company believes its internal systems have been updated to address the Year 2000 issue, its products will properly recognize calendar dates beginning in the Year 2000, and its significant vendors are appropriately addressing the Year 2000 issue. Accordingly, the Company believes it is Year 2000 ready and does not expect that the Year 2000 will have a material impact on the Company's business, results of operations or financial condition. However, there can be no assurance that the systems of other companies on which the Company relies will not have an adverse effect on the Company's systems.
     Management believes its cash flows from operations, available credit resources and its cash position will provide adequate funds on both a short-term and long-term basis to cover currently foreseeable debt payments, lease commitments and payments under existing and anticipated supplier agreements. Management believes that such cash flow (without the raising of external funds) is sufficient to finance current operations, projected capital expenditures, anticipated long-term sales agreements and other expansion-related contingencies during fiscal 2000.


RETURN ON EQUITY
IN PERCENT

[GRAPH]


NET (LOSS) INCOME PER SHARE
IN DOLLARS

[GRAPH]

SUMMARIZED QUARTERLY FINANCIAL DATA

Fiscal year ended May 31, 1999 and 1998
In thousands, except per share information (unaudited)






Fiscal 1999 Quarter Ended               8/31/98       11/30/98        2/28/99       5/31/99
                                     ----------     ----------     ----------    ----------
Sales                                $1,984,671     $2,161,653     $1,767,427    $2,043,972
Gross Profit                            961,503        985,628        997,700       867,612
Net (Loss) Income                       (51,457)      (115,618)        16,844      (109,075)
Net (Loss) Income Per
  Share, Basic                           $(0.01)        $(0.02)         $0.00        $(0.01)
Net (Loss) Income Per
  Share, Diluted                         $(0.01)        $(0.02)         $0.00        $(0.01)
Market Price of Common Stock
  Low                                     $3.88          $3.13          $3.00         $1.94
  High                                    $6.38          $5.00          $4.38         $4.00
                                     ----------     ----------     ----------    ----------
                                     ----------     ----------     ----------    ----------
Fiscal 1998 Quarter Ended               8/31/97       11/30/97        2/28/98       5/31/98
                                     ----------     ----------     ----------    ----------
Sales                                $2,666,941     $3,220,475     $2,372,320    $2,366,348
Gross Profit                          1,504,589      1,833,637      1,059,200     1,596,173
Net Income                              354,551        695,449        101,794        98,321
Net Income Per Share, Basic               $0.05          $0.10          $0.01         $0.01
Net Income Per Share, Diluted             $0.05          $0.09          $0.01         $0.01
Market Price of Common Stock
  Low                                     $7.50         $ 8.00          $7.38         $5.69
  High                                    $9.75         $12.00         $10.13         $8.13
                                     ----------     ----------     ----------    ----------
                                     ----------     ----------     ----------    ----------


COMMON STOCK INFORMATION AND DIVIDEND POLICY
As of July 16, 1999, there were 8,184,889 shares of Common Stock outstanding held by approximately 130 holders of record. The number of holders does not include individual participants in security position listings. Management estimates that there are over 2,500 shareholders who own the Company's stock.
     The Company has not paid any dividends on its Common Stock since 1994. The Company's present policy is to retain earnings to finance the Company's business. Any future dividends will be dependent upon the Company's financial condition, results of operations, current anticipated cash requirements, acquisition plans and plans for expansion, and any other factors that the Company's Board of Directors deems relevant. The Company has no present intention of paying dividends on its Common Stock in the foreseeable future.
     The sum of quarterly earnings per share does not equal annual earnings per share as a result of the computation of quarterly versus annual average shares outstanding.


WORKING CAPITAL
IN DOLLARS

[GRAPH]

SELECTED FINANCIAL DATA

In thousands, except per share information

FISCAL YEAR ENDED MAY 31, 1999 AND 1998


Fiscal Year Ended                 5/31/99     5/31/98     5/31/97     5/31/96    5/31/95
                                  -------     -------     -------     -------    -------
Sales                             $ 7,958     $10,626     $10,542      $7,080     $4,415
Net (Loss) Income                    (259)      1,250       1,725       1,217        249
Net (Loss) Income
  Per Share, Basic                  (0.03)       0.18        0.25        0.18       0.04
Weighted Average. Number
  Shares (000), Basic               7,592       7,091       7,031       6,888      6,887
Net (Loss) Income Per
  Share, Diluted                    (0.03)       0.17        0.23        0.16       0.04
Weighted Average Number
  Shares (000), Diluted             7,592       7,456       7,562       7,417      7,116
Stockholders' Equity              $10,587     $ 8,688     $ 7,429      $4,887      3,464
Total Assets                      $11,282     $ 9,619     $ 8,515      $5,986     $4,619
                                  -------     -------     -------     -------    -------
                                  -------     -------     -------     -------    -------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Schmitt Industries, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Schmitt Industries, Inc. and its subsidiaries at May 31, 1999 and May 31, 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of Schmitt Industries, Inc. as of May 31, 1997 and for the year then ended were audited by other independent accountants whose report dated July 10, 1997 expressed an unqualified opinion on those statements.


PricewaterhouseCoopers LLP
Portland, Oregon
July 13, 1999

SCHMITT WORLDWIDE CUSTOMERS
     Adam Opel AG
     Allied Signal Aerospace Company
     Allison Engine Company
     American Axel
     American Koyo Bearing Mfg. Corp.
     American NTN Bearing Company
     Asahi Komag
     Atlas Copco Airpower N.V.
     Audi AG
     Barden Corporation
     Black & Decker Corporation
     Blohm Maschinenbau Gmbh
     BMW Motoren GmbH
     Boeing Company
     Briggs & Stratton
     Bryant Grinder Corporation
     Caterpillar Belgium S.A.
     Caterpillar Incorporated
     Chrysler Corporation
     Cincinnati Milacron
     Cummins Engine Company
     Daewoo International Corporation
     Daimler Benz
     Dana Corporation
     Deere & Company
     Diesel Technology Corporation
     Dresser-Rand
     Eaton Corporation
     Emerson Power Transmission
     Erwin Junker

     FAG Bearing Ltd.
     Federal Mogul Corporation
     Fiat
     Ford France S.A.
     Ford Motor Company
     Fuji Electric
     General Electric Corporation
     General Motors Corporation
     Goldcrown Machinery
     Greenfield Industries
     Guhring Automation
     Harley-Davidson Motor Company
     HMT Technology Corporation
     Honda Motor Company,  Honda
         Of America
     IBM Deutschland
     INA Bearing Corporation
     Jones &Shipman, Inc.
     Komag, Inc.
     Koube Steel
     Koyo Machinery USA
     Landis, Landis Lund
     Lockheed Martin
     Mercedes Benz AG
     Milwaukee Electric Tool
     Mitsubishi Chemical
     Mitsubishi Material Silicon
     Mitsubishi Motor Company Ltd.
     NASA
     Navistar International Transportation
     New Venture Gear
     Nissan Motors Ltd.
     Normac, Inc.
     Norton Company
     Okamoto Corporation
     Okunia Machinery, Inc.
     Opel Austria GmbH

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