Form 10-K405, Exhibit 13
period 2000-05-31
SCHMITT INDUSTRIES INC
filed 2000-08-23
CIK 922612

To Our Shareholders

                  GROWING -- GROWING -- GROWING!

During fiscal year 2000 ending May 31, 2000, Schmitt Industries, Inc. advanced our product lines and technologies for our worldwide measurement and balancing markets to very exacting micron and angstrom standards.

Our core technologies advanced during fiscal year 2000 and will be the foundation for a series of new products that the Company will introduce in the future. Any new series of products must be solid, repeatable and user friendly to be successful in today's manufacturing market place.

We have exceeded our goals in fiscal year 2000 and we will reap the benefits of the advanced products and the Company technologies. Schmitt has returned to profitability through new products and extended markets, and we are pleased with our renewed growth and the employees who have worked relentlessly to advance the Company.

The acquisition of Acuity Research Inc. in June of 2000 started our fiscal year 2001 with additional new laser products that will add to greater sales and profits. Management believes the Acuity Laser dimensional measurement technology to be superior to competitive products, and Schmitt plans to utilize this technology into a line of advanced measurement tools for industry. We are pleased to report that our balance sheet remains strong with assets of $11 million and no debt. Management believes that fiscal year 2001 will show a major increase in sales and profit growth.

Wayne A. Case
President and Chairman of the Board

Introduction

At Schmitt we have historically demonstrated the capability of listening to our customers needs and then working with those companies in fulfilling their requirements with products of the highest quality. This characteristic has been one of the critical components in building our strong product line in each of our industry segments--automatic balancing products and laser measurement devices. Fiscal 2000 was no exception as we responded to market challenges in several areas. Among the most significant challenges we met were in products for our core customer base in the grinding machine industry, the disk drive markets, and through the acquisition of Acuity Research Incorporated, a company whose technology will significantly enhance our measurement product lines.

EXPANSION OF EXISTING MARKETS

Manufacturers of computer disk drives have always faced and continue to face increasing demands for products with greater storage capacity and improved performance and reliability. This is coupled with competitive pressures and market demands that have placed downward pressure on disk drive sales prices. Therefore, disk drive manufacturers are seeking manufacturing measurement tools that lower rework, scrap, service and warranty costs while at the same time offer solutions for advanced disk drive technology. We have consistently met or exceeded the requirements of this industry by designing, assembling and selling measurement products that help our customers minimize production costs.

In fiscal 2000, this industry presented us with the challenge of developing the technology and products to measure the surface roughness of glass substrates, the disk drive media of the future. The industry is planning to produce a large portion of disk drives using glass substrates rather than aluminum. Our customers required a solution that would allow them to measure surface microroughness of this media and sought us out to provide them with that solution. Our existing technology required modification to produce the required light-scatter information for the necessary measurements. Our engineering staff responded to this challenge and developed the DUV (Deep Ultra-violet light) technology that measures surface microroughness of glass substrates to the same precise levels as our existing products and at levels the industry expected. The TMS-2000-DUV has matched all disk drive industry requirements with initial sales expected in the second quarter of fiscal 2001.

Over the past fourteen years, we have focused on providing automatic balancing solutions to the grinding machine industry. That focus has produced a strong market position in the North American grinding machine industry, with a current market share in excess of 60%. The challenges for this industry in the next few years will be to manufacture products that are even more efficient and cost-effective. To accomplish this, the industry requires products with greater precision that work in a multitude of environments. We have worked closely with our customers to develop products that provide these capabilities. The control unit for the Schmitt Dynamic Balancing System (SBS) monitors and controls functions in the grinding process. Our customer's sought a multi-function replacement for the older SB-2500 control unit--a single purpose component that monitored and adjusted the grinding spindle unbalance to match customer specified vibration levels. The SB-4500 was introduced in fiscal 1999 to meet our customers' requirements. The flexibility of our system is now unmatched in the industry and we are capable of focusing our efforts on solutions that meet our customers' requirements for a system that can perform multiple tasks. Our customers now have a control unit that has the capability of controlling a wider range of customer applications such as; the new AEMS (Acoustic Emissions Monitoring System) product, environments with spindle speeds as low as 300 rpm (compared to 500 before) or high spindle speeds of up to 30,000 rpm (compared to 10,000 before) and all of our balance heads (external, internal, noncontact and hydro-based). The sensitivity improved ten-fold as vibrations can now be measured as low as .02 microns compared to the .20 microns with prior technology. The market responded positively to our new products as sales in North America increased five percent from the prior fiscal year.

DEVELOPING NEW MARKETS

Since the inception of the Company, the North American markets have been the primary focus for our balancing products. With that primary focus, we have achieved a market share and name recognition our competition cannot match. With those strategic goals now attained and expected to be maintained, we intend to capitalize on those strengths in other markets. Among the most significant of our strategic goals will be to increase our marketing efforts toward an increase in our market share in the European and Asian markets, both of which are similar in size to North America.

In 1996, we opened our sales office in the United Kingdom and purchased the assets of a competitor, Hofmann Maschinenbau, GmbH. These were our first steps towards a physical presence in Europe. In less than four years, we developed the name familiarly and recognition in Europe and Asia that is the critical first step in developing a market share that could approach what we see in North America. These initial efforts have made us one of the growing suppliers of automatic balancing solutions to the end-user market in Europe. Our next goal is to become the number one supplier to the OEM segment of the European markets as well. In discussions with the various OEMs throughout Europe, our staff found that segment was impressed with Schmitt, but they required additional technology to fit their requirements. We addressed those needs with the AEMS (Acoustic Emissions Monitoring System) and noncontact balancing head products that we introduced in the past fiscal year.

Our current and targeted customers were seeking solutions that would prevent both the costly crash of the grinding wheel into the part during the grinding phase and the monitoring of the dressing process on the grinding wheel. Both events can increase costs and downtime and damage the competitive position of our clientele. Therefore, our customers were requiring solutions to prevent and/or control these events. Our engineers developed a solution that not only exceeds marketplace expectations, it surpasses the capabilities of our competitor's technology, offering grinding machine manufacturers and end users the best product available today. The product monitors the noise or acoustic signals emitted by the grinding wheel. When a certain signal level is achieved, it either slows the advance of the grinding wheel so it does not crash into the part being ground or monitors the dressing process to make sure the sharpening tool is dressing the grinding wheel correctly.

Another feature the European market sought was a balance device that was not attached to the grinding machine via cables. The traditional SBS product, when mounted on the spindle, has cables that run from the balance head to the control unit. European companies sought a system where the cables were not attached to the balance head and therefore the grinding machine. During fiscal 2000, we introduced a "noncontact balance head" that met these requirements. While the balance head is still connected to the spindle, the power source required to move the weights in the balance head is not attached. The weights are moved via an electromagnetic power signal sent from the transmission unit (which is connected to the SB-4500 control unit) to the balance head.

The AEMS and non-contact products have captured the attention of the worldwide OEM market. Our intent is to achieve greater portions of the balancing markets in Europe and Asia. These products will help but we will also be working on a revised internal balancer product to be introduced in fiscal 2001 as well as a cost-effective solution for the Asian markets that will match their needs for lower end products.

CREATING NEW PRODUCTS

One of our strategic goals is developing new products outside of our historic market segments. While many products are under consideration, one that is the most developed is the roll monitor, a post process gauging system.

Many millions of dollars are spent annually to measure the dimensional characteristics and surface microroughness of industrial rolls used in a variety of industries, such as paper and steel mills. Our research has disclosed present processes to establish the roll characteristics (defined as the surface microroughness as well as the crown, taper and diameter of the roll) are extremely time consuming and use manual rather than automated measurement methods. The results of this time consuming and inexact process are imprecise results and little or no information or documentation regarding the characteristics of those rolls. The industry is searching for solutions that improve the end result and provide the required measurements in an efficient, timely, and cost effective manner.

Much of our research and development focus over the past several years has been devoted to development of the dynamic roll monitor products. Subsequent to May 31, 2000 we purchased Acuity Research, Inc. located in Menlo Park, California. Acuity is a designer and manufacturer of precision dimensional laser measurement sensors. The capabilities of their dimensional sizing products exceed any other such products on the market today and are a perfect complement to our roll monitor products. The match of our laser light-scatter technology to measure surface microroughness with the Acuity laser technology to measure dimensional sizes creates a product that offers the market the solutions they are seeking.

Our product philosophy has always been to provide customers with quality products that increase the excellence of their products while, at the same time, reducing their costs via increased productivity and product yields and reduced costs. The gauging product line is a natural extension of that philosophy. It also matches our laser light-scatter technology with our core business, the grinding machine industry, as many of these rolls are ground on machines which use our Dynamic Balancing System. Our product uses the patented laser light-scatter technology of Schmitt and the dimensional measurement technology of Acuity to automatically establish the surface characteristics in a manner of minutes rather than hours. Also, these measurements are far more accurate, allowing our customers to perform far more precise roll grinding as their costs go down and productivity increases.

EMPHASIS ON PRODUCING QUALITY

Our quality statement, "Schmitt Industries is committed to superior quality in design, manufacturing and services, to supply process tools to improve our customers ability to compete in today's markets" is one that all of our employees are committed to achieving. We are and always will be committed to providing products that achieve the goals of this statement. Our financial and operating results prove we are attaining this goal. Our market share in North America, the increasing name familiarity in Europe and Asia and low product returns and warranty costs demonstrate not only that we are committed to this mission statement but that we are achieving it. To guide us in achieving this goal we have two quality programs in place.

The results achieved under our ISO9001 and CE Quality systems demonstrate that quality is at the center of all design, development, assembly and shipment of our products. The goal is to equip all of our customers with products of the highest quality that match their requirements. The first step toward achieving this goal is obvious; we must first understand the needs of our customer. How do we do this? The concept is simple--we listen to them! All of the new products discussed throughout this report were developed using this simple and straightforward process. First, we strive to understand our customers' business plus the requirements and uses of their products. Second, we turn our attention to the customers manufacturing and other business processes to determine where our technology and subsequently our products can enhance their efficiency, reduce costs and place the highest quality product in the customers hands. Third, based upon the information gathered in this phase, we are in a position to understand and recommend a product that will be suited to the customers needs. At this point, the focus then moves from understanding the customer and their requirements to using our innovative technology to design and assemble products, under our quality processes, which will help our customers solve their problems.

CONCLUSION

We are looking forward to an exciting future. Our customers have presented us with several marketing challenges in the past fiscal year, and we have responded to those challenges by offering products that provide our customers solutions to their manufacturing needs. As they continue to seek our technology and products to provide new solutions, we will respond to those requests with our typical high-quality products. We also will continue to evaluate the technology of other companies, such as Acuity Research, that offer technology that will complement ours and therefore be a strategic fit to our company. Our marketing and sales goals are to increase our name familiarity in our existing markets as well as several new ones over the course of the next fiscal year.

Customers fully recognize our commitment to providing tools that aid them in meeting current and future industry challenges. Over the next five years, this commitment will carry us into new markets where our technology will provide new customers with valuable production tools.

2000 - The SB-4500 has awarded us the precision grinding market advantage.

1999 - High-speed grinding markets demanded control and precision.

Our European customers are finding the AEMS product improves the dressing process and virtually eliminates part damage during grinding. We are experiencing true excitement and acceptance of this and other Schmitt products. Product innovations, such as the AEMS are contributing to our goal of securing a larger portion of the European grinding machine market.

DEAN WHITE

General Manager
Schmitt Europe, Ltd.

The disk drive industry continues to rely on us to develop new technologies to answer industry challenges. We were sought out to develop the technology that measures the surface characteristics of glass substrates, the disk drive media of the future. We responded with the new TMS-2000DUV product that provides the ability to measure surface characteristics of glass and ceramic substrates.

JOHN FERLAND

Product Sales and Service

One of our medium term strategic goals is expansion in our share of the European and Asian grinding machine markets where our name familiarity and the reputation of our products has helped position us to realize significant growth over the next few years.

2000 - Our AEMS product line provides precise control to boost productivity.

1999 - Grinding machine operators sought methods to increase output.

We acquired Acuity Research Incorporated in June 2000. The personnel at Acuity add a significant amount of engineering strength and depth and significantly enhance the capability of our laser measurement research and development efforts.

2000 - We developed and introduced a noncontact balance head.

1999 - European grinding machine manufacturers required a noncontact balance head.

Companies using industrial rolls in their manufacturing processes must grind those rolls to exacting standards. They are seeking tools that, in a cost-effective manner, will provide increased precision regarding the dimensions and micro- roughness of the roll. The Precision Roll Monitor our engineering staff is developing will provide those companies with a product that surpasses their expectations.

STEVE TABOR

Engineering Manager

Our ISO9001 quality system provides the discipline and processes to assure our customers the products they receive match their expectations and provide them with tools to enhance or improve the quality of their products. The large volume of repeat business and the low warranty costs incurred by our company each year show we are on the right track.

LINDA PERRY

Electronic Quality Control

Our business practices follow methods that assure our customers they will receive products that consistently meet or exceed their requirements. We are ISO-9001 certified for our design, manufacturing and service operations in the United States and balancer products are in conformity with CE standards for products sold in Europe.

2000 - Our TMS-RC technology was developed and initial product sales realized.

1999 - Disk drive manufacturers needed to measure surface roughness below one angstrom.

                                                                   Exhibit 13.1

CONSOLIDATED BALANCE SHEETS

For the years ended
May 31, 2000 and 1999


                                                                 2000            1999
ASSETS
CURRENT ASSETS
Cash                                                      $ 1,264,475     $   268,888
Accounts receivable                                         1,377,422       1,423,611
Inventories                                                 4,635,792       4,444,012
Prepaid expenses                                               65,022          75,454
Income tax receivable                                          24,918         295,964
-------------------------------------------------------------------------------------
                                                            7,367,629       6,507,929
-------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT
Land                                                          299,000         299,000
Buildings and improvements                                  1,213,553       1,194,664
Furniture, fixtures, and equipment                            826,235         942,776
Vehicles                                                      107,606         144,064
-------------------------------------------------------------------------------------
                                                            2,446,394       2,580,504
Less accumulated depreciation and amortization                896,844         926,314
-------------------------------------------------------------------------------------
                                                            1,549,550       1,654,190
-------------------------------------------------------------------------------------
OTHER ASSETS
Long-term investments                                         812,000       2,135,000
Long-term deferred tax asset                                1,156,871         898,628
Other assets                                                   66,667          86,667
-------------------------------------------------------------------------------------
                                                            2,035,538       3,120,295
-------------------------------------------------------------------------------------
TOTAL ASSETS                                              $10,952,717     $11,282,414
=====================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                          $   471,596     $   392,287
Accrued royalties                                              45,014          10,535
Accrued commissions                                           140,506         105,080
Other accrued liabilities                                     167,530         175,133
Income taxes payable                                               --          12,819
-------------------------------------------------------------------------------------
                                                              824,646         695,854
-------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTE 7)

STOCKHOLDERS' EQUITY
Common stock, no par value, 20,000,000 shares authorized,
  7,980,389 and 8,184,889 shares issued and outstanding
at May 31, 2000 and 1999, respectively                      7,259,399       7,284,445
Accumulated other comprehensive loss                       (1,196,683)       (201,781)
Retained earnings                                           4,065,355       3,503,896
-------------------------------------------------------------------------------------
                                                           10,128,071      10,586,560
-------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $10,952,717     $11,282,414
=====================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

For the years ended
May 31, 2000, 1999 and 1998


                                                                  2000            1999            1998
Net Sales                                                   $8,854,256      $7,957,723     $10,626,084
Cost of Sales                                                3,895,345       4,145,280       4,632,485
------------------------------------------------------------------------------------------------------
    Gross profit                                             4,958,911       3,812,443       5,993,599
------------------------------------------------------------------------------------------------------
Operating expenses:
General, administrative, and sales                           3,809,976       3,841,155       4,275,059
Research and development                                       380,601         462,136         379,798
------------------------------------------------------------------------------------------------------
    Total operating expenses                                 4,190,577       4,303,291       4,654,857
------------------------------------------------------------------------------------------------------
Operating income (loss)                                        768,334        (490,848)      1,338,742
------------------------------------------------------------------------------------------------------

Other income and expense:
  Interest expense                                                (628)        (22,736)        (42,231)
  Interest income                                               30,462          24,364          44,581
  Miscellaneous (expense) income                               (34,505)         93,946         259,924
------------------------------------------------------------------------------------------------------
    Other income and expense                                    (4,671)         95,574         262,274
------------------------------------------------------------------------------------------------------
Income (loss) before provision for income taxes                763,663        (395,274)      1,601,016
Provision (benefit) for income taxes                           202,204        (135,967)        350,901
------------------------------------------------------------------------------------------------------
Net income (loss)                                           $  561,459      $ (259,307)    $ 1,250,115
------------------------------------------------------------------------------------------------------
Net income (loss) per common share, basic                   $     0.07      $    (0.03)    $      0.18
------------------------------------------------------------------------------------------------------
Weighted average number of common shares, basic              8,103,563       7,591,699       7,091,269
------------------------------------------------------------------------------------------------------
Net income (loss) per common share, diluted                 $     0.07      $    (0.03)    $      0.17
------------------------------------------------------------------------------------------------------
Weighted average number of common shares, diluted            8,606,835       7,591,699       7,456,172
------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended
May 31, 2000, 1999 and 1998



                                                               2000            1999            1998

CASH FLOWS RELATING TO OPERATING ACTIVITIES
Net income (loss)                                        $  561,459      $ (259,307)     $1,250,115
Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities
  Depreciation                                              247,580         294,513         347,228
  Amortization                                               20,000          13,333              --
  Deferred taxes                                            139,757         (26,445)        (57,183)
(Increase) decrease in:
  Trading securities                                             --              --         168,000
  Accounts receivable                                        46,189        (225,660)      1,527,561
  Inventories                                              (191,780)       (277,257)     (1,686,935)
  Prepaid expenses                                           10,432          45,012         (89,798)
  Income taxes receivable                                   271,046          18,914        (190,806)
  Other assets                                                   --              --          (9,585)
Increase (decrease) in:
  Accounts payable                                           79,309        (289,237)        150,857
  Accrued liabilities, royalties, and commissions            62,302          41,183         (57,246)
  Income taxes payable                                      (12,819)         12,819         (44,809)
---------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating
 activities                                               1,233,475        (652,132)      1,307,399
---------------------------------------------------------------------------------------------------
CASH FLOWS RELATING TO INVESTING ACTIVITIES
Purchase of property and equipment                         (190,086)       (119,380)       (514,283)
Disposal of property and equipment                           47,145          14,658          24,250
---------------------------------------------------------------------------------------------------
    Net cash (used in) investing activities                (142,941)       (104,722)       (490,033)
---------------------------------------------------------------------------------------------------
CASH FLOWS RELATING TO FINANCING ACTIVITIES
Repayment of long-term debt                                      --              --        (179,983)
Common stock repurchased                                    (55,049)        (47,261)             --
Exercise of stock options                                    30,000              --          96,469
---------------------------------------------------------------------------------------------------
    Net cash (used in) financing activities                 (25,049)        (47,261)        (83,514)
---------------------------------------------------------------------------------------------------
Effect of foreign exchange translation on cash              (69,898)        (54,073)       (111,438)
---------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                 995,587        (858,188)        622,414
Cash, beginning of year                                     268,888       1,127,076         504,662
---------------------------------------------------------------------------------------------------
Cash, end of year                                        $1,264,475      $  268,888      $1,127,076
===================================================================================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest                 $      628      $   22,736      $    2,231
Cash paid during the period for income taxes             $   16,110      $    6,800      $  405,800
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
 AND FINANCING ACTIVITIES
Acquisition of long-term investment                      $       --      $2,135,000      $       --
Reduction of goodwill                                    $       --      $       --      $ (155,438)
Income tax benefit of stock options exercised            $       --      $  124,072      $  (23,754)
===================================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended
May 31, 2000, 1999 and 1998

                                                                                     Accumulated
                                                                                       Other                          Total
                                                                      Retained      Comprehensive                  Comprehensive
                                        Shares          Amount        Earnings          Loss            Total      Income (Loss)
---------------------------------------------------------------------------------------------------------------------------------

BALANCE, MAY 31, 1997                 7,081,889       4,952,411       2,513,088       (36,270)        7,429,229
Stock options exercised                  17,250          96,469              --            --            96,469
Income tax benefit from
  exercise of stock options                  --          23,754              --            --            23,754
Net income                                                           1,250,115                        1,250,115       $ 1,250,115
Other comprehensive loss                     --              --              --      (111,438)         (111,438)         (111,438)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1998                 7,099,139       5,072,634       3,763,203      (147,708)        8,688,129
COMPREHENSIVE INCOME, YEAR
  ENDED MAY 31, 1998                                                                                                    1,138,677
                                                                                                                       ----------
Stock options exercised                 485,750         869,475              --            --           869,475
Income tax benefit from
  exercise of stock options                  --         124,072              --            --           124,072
Notes received for stock options             --        (869,475)             --            --          (869,475)
Stock issued for long-term
  investment                            610,000       2,135,000              --            --         2,135,000
Common shares repurchased               (10,000)        (47,261)             --            --           (47,261)
Net loss                                                               (259,307)                       (259,307)         (259,307)
Other comprehensive loss                     --              --              --       (54,073)          (54,073)         (54,073)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 1999                 8,184,889       7,284,445       3,503,896      (201,781)       10,586,560
COMPREHENSIVE LOSS, YEAR
  ENDED MAY 31, 1999                                                                                                    (313,380)
                                                                                                                       ----------
Stock options exercised                  10,000          30,000              --            --            30,000
Common shares retired                  (192,500)       (282,975)             --            --          (282,975)
Note cancelled in return
  for stock                                             282,975                                         282,975
Common shares repurchased               (22,000)        (55,046)                                        (55,046)
Net income                                                              561,459                         561,459           561,459
Other comprehensive loss                                                             (994,902)         (994,902)         (994,902)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, MAY 31, 2000                 7,980,389      $7,259,399      $4,065,355   $(1,196,683)      $10,128,071
===============================================================================================================
COMPREHENSIVE LOSS, YEAR
  ENDED MAY 31, 2000                                                                                                  $ (433,443)
                                                                                                                      ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1

ORGANIZATION AND NATURE OF OPERATIONS

Schmitt Industries, Inc. (the Company) is engaged in the design, assembly, marketing, and distribution of electronic and mechanical components for machine tool products and laser measurement systems worldwide.

NOTE 2

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of the Company and its wholly owned subsidiaries: Schmitt Measurement Systems, Inc. (SMS), Schmitt Europe, Ltd. (SEL) and Schmitt Hofmann Systems, GmbH (SHS). All significant intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment. Sales are reported net of applicable cash discounts and allowances for returns. Revenue from long-term contracts is recognized based on the effort incurred relative to the total effort expected over the course of the contract. Revenue in excess of billings was approximately $97,000 and $0 at May 31, 2000 and 1999, respectively and is reflected in accounts receivable on the balance sheet.

INVENTORY

Inventory is valued at the lower of cost or market. Cost is determined on the average cost basis. As of May 31, 2000 and 1999, inventories consisted of raw materials ($2,456,522 and $2,292,389 respectively), work-in-process ($12,232 and $222,888 respectively), and finished goods ($2,167,038 and $1,928,735, respectively).

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years for furniture, fixtures, and equipment; three years for vehicles; and twenty-five years for buildings and improvements.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Company to concentration of credit risk are trade accounts receivable. Credit terms generally include a discount of 1-1/2% if the invoice is paid within ten days, with the net amount payable in 30 days. No allowance for doubtful accounts is considered necessary. During the year ended May 31, 1999, the Company canceled a strategic partnership with an entity to distribute systems manufactured by Schmitt Measurement Systems, Inc. For the years ended May 31, 1999 and 1998, approximately 2% and 24% of consolidated sales respectively were made to this customer.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to expense when incurred.

TRADING SECURITIES

Trading securities consist of common stock and are stated at fair value, which is estimated based on quoted market prices. Unrealized gains or losses are included in other income and expense. Total realized gain on trading securities during fiscal 1998 was approximately $186,000 and is included in other income. No trading securities were held at May 31, 2000 or 1999.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers short-term investments that are highly liquid, readily convertible into cash and have original maturities of less than three months to be cash equivalents.

NOTES TO THE FINANCIAL STATEMENTS


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

FOREIGN CURRENCY TRANSLATION

Financial statements for the Company's subsidiaries outside the United States are translated into U.S. dollars at year-end exchange rates for assets and liabilities and weighted average exchange rates for income and expenses. The resulting translation adjustments are recorded as a separate component of stockholders' equity titled "Accumulated Other Comprehensive Loss."

FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments approximate their fair values at May 31, 2000.

EARNINGS PER SHARE

Basic earnings per share are computed using the weighted average number of shares outstanding. Diluted earnings per share are computed using the weighted average number of shares outstanding, adjusted for the incremental shares attributed to outstanding options to purchase common stock. Incremental shares of 503,272 and 364,903 in 2000 and 1998, respectively, were used in the calculation of diluted earnings per share. In fiscal 1999, 130,245 incremental shares were excluded from the diluted loss per share calculation, as their effect was anti-dilutive.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivatives Instruments and Hedging Activities." SFAS 133 establishes new accounting treatment for derivatives and hedging activities and supersedes and amends a number of existing accounting standards. For the Company, this pronouncement will be effective in fiscal 2001, and is not anticipated to have a material effect on the consolidated financial statements.

        On April 3, 2000, the FASB issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of Accounting Principles Board Opinion No. 25" (FIN44). FIN 44 clarifies the application of Opinion 25 for certain issues including the accounting consequence of various modifications to the terms of a previously fixed stock option or award. In May 1999, the Company decreased the exercise prices of 426,750 outstanding incentive stock options to $3.00 per share (the "repriced options"); 379,250 of the repriced options were outstanding at May 31, 2000. In accordance with FIN 44, effective July 1, 2000, any of these options which are not exercised or cancelled, will be accounted for pursuant to a variable stock option plan. Accordingly, compensation expense will be recorded to the extent that the quoted market price of the Company's common stock exceeds the revised exercise price of the repriced options. In the first quarter of fiscal 2001, management will initiate some steps to repurchase the effected options from the employees, thereby eliminating the need to account for those options under variable stock plan accounting rules.

NOTE 3

LONG-TERM INVESTMENTS

In December 1998, the Company issued 610,000 shares of its common stock to acquire 1,375,716 shares or approximately 19.5% of the outstanding shares of Air Packaging Technologies, Inc. That company is engaged in the design, manufacture, marketing and sales of "Air Box" patented packaging systems used in the semiconductor, electronic, medical and dental markets worldwide. This investment is classified as "Available- for-sale securities" under Statement of Financial Accounting Standards No. 115. As required under that statement, all unrealized gains and losses are included in Accumulated Other Comprehensive Loss and reported as a separate component in Other Comprehensive Loss in Stockholders' Equity until realized. At May 31, 2000 the difference between market value and acquisition cost was $1,323,000. Management does not consider this decline from acquisition cost to be permanent.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4

LINE OF CREDIT

The Company has a $1.5 million unsecured short-term line of credit agreement with a commercial bank. The line is guaranteed by the Company's wholly owned subsidiary, Schmitt Measurement Systems, Inc. Interest is payable at the bank's prime rate minus 0.25%, or LIBOR +2.00%. The line of credit is renewable annually. No balance was outstanding as of May 31, 2000 or May 31, 1999.

NOTE 5

INCOME TAXES

The provision (benefit) for income taxes was as follows


Years ended May 31,                          2000           1999           1998
-------------------------------------------------------------------------------
Current                                  $ 62,447      $(109,523)      $243,264
Deferred                                  249,757        (26,444)       383,887
Decrease in valuation
  allowance                              (110,000)            --       (276,250)
-------------------------------------------------------------------------------
Total provision (benefit)
  for income taxes                      $ 202,204      $(135,967)      $350,901
===============================================================================

Deferred tax assets (liabilities) are comprised of the following components:


Years ended May 31,                                         2000           1999
-------------------------------------------------------------------------------
Depreciation                                          $    7,027     $   31,112
Net operating loss carryforwards                         818,298      1,038,559
Deferred taxes related to decline in
  fair market value of long-term
  investment                                             398,000            --
Other asset capitalization                                11,654         12,820
Other deferred assets                                     46,123         50,368
-------------------------------------------------------------------------------
Gross deferred tax assets                              1,281,102      1,101,747
Deferred tax asset valuation
  allowance                                             (124,231)      (234,231)
-------------------------------------------------------------------------------
Net deferred tax asset                                $1,156,871     $  898,628
===============================================================================


Through the acquisition of Schmitt Measurement Systems, Inc., the Company acquired approximately $5.5 million of U.S. federal net operating loss carryforwards. As of May 31, 2000, approximately $2,400,000 million of these net-operating losses remain and will expire in the years 2007 through 2009. The deferred tax asset valuation allowance in fiscal years 2000 and 1999 is attributed to these net-operating losses.

        The provision for income taxes differs from the amount of income taxes determined by applying the U.S. statutory federal tax rate to pre-tax income (loss) due to the following:


Years Ended May 31,                          2000           1999           1998
-------------------------------------------------------------------------------
Statutory federal tax rate                   34.0%         (34.0%)         34.0%
State taxes, net of federal
  benefit                                     4.4           (4.3)           3.2
Change in deferred tax
  valuation allowance                       (13.2)            --          (17.2)
Other permanent differences                   1.3            3.9            1.9
-------------------------------------------------------------------------------
Effective tax rate                           26.5%         (34.4%)         21.9%
===============================================================================


NOTE 6

EMPLOYEE BENEFIT PLANS

The Company adopted the Schmitt Industries, Inc. 401(k) Profit Sharing Plan & Trust effective June 1, 1996. Employees must meet certain age and service requirements to be eligible. Participants may contribute up to 15% of their eligible compensation that is partially matched by the Company. The Company may further make either a profit sharing contribution or a discretionary contribution. Contributions made by the Company to this Plan during the year ended May 31, 2000 and May 31, 1999 were $88,759 and $86,899, respectively.

NOTE 7

COMMITMENTS AND CONTINGENCIES

In a transaction related to the acquisition of Schmitt Measurement Systems, Inc. (formerly TMA Technologies, Inc.), the Company established a royalty pool and vested each shareholder and debt holder of the acquired company an interest in the royalty pool equal to the amount invested or loaned including interest payable through March 1995. The royalty pool will be funded at 5% of net sales (defined as gross sales less returns, allowances, and sales commissions) of Schmitt Measurement Systems, Inc.'s, products and future derivative products developed by Schmitt Industries, Inc., which utilize these technologies. As part of the royalty pool agreement, each former shareholder and debt holder released TMA Technologies, Inc., from any claims with regard to the acquisition except their rights to future royalties. Long-term debt of $179,983 was fully paid to certain TMA Technologies, Inc., debt holders in fiscal year 1998. Royalty payments applicable to the years ended May 31, 2000, 1999 and 1998 amounted to $78,977, $28,992 and $155,438, respectively.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8

SEGMENTS OF BUSINESS

The Company operates principally in two segments of business: the manufacturing of mechanical components for the machine tool industry, and the manufacturing of laser measurement systems. The Company also operates in two principal geographic markets, U.S. and foreign.

        The segment, which manufactures mechanical components, reported gross sales of $8,173,275 for the year ended May 31, 2000, including inter-company sales of $928,306. This segment reported gross sales of $8,223,308 for the year ended May 31, 1999, including inter-company sales of $845,429 and gross sales of $8,286,243 for the year ended May 31, 1998 including intercompany sales of $754,131. The segment, which manufactures laser measurement systems, reported gross sales of $1,625,717 for the year ended May 31, 2000 including intercompany sales of $16,430. This segment reported gross sales of $579,844 for the year ended May 31, 1999, with no inter-company sales, and gross sales of $3,108,769 including inter-company sales of $14,797 for the fiscal year ended May 31, 1998. Geographically, U.S. sales were $5,822,941, $4,756,079 and $7,873,148 for fiscal years ended May 31, 2000, 1999 and 1998 respectively. Foreign sales were $3,976,051, $4,047,073 and $3,521,864 for the same years, respectively. This includes inter-company sales of $944,736 for the year ended May 31, 2000, $845,429 for the year ended May 31, 1999 and $768,928 for the year ended May 31, 1998. For the years ended May 31, 2000, 1999 and 1998, respectively, export sales by the U.S. segment totaled $878,303, $615,212 and $344,100.

        Income (loss) from operations for the years ended May 31, 2000, 1999 and 1998 for the mechanical components segment was $119,015, $(263,965), and $363,656, respectively. Income (loss) from operations for the years ended May 31, 2000, 1999 and 1998 of the laser measurement segment was $649,319, $(226,883), and $975,086, respectively. Consolidated income (loss) from operations includes an adjustment of $30,000 for the elimination of inter-company rent for the years ended May 31, 2000, 1999 and 1998. Income
(loss) from operations for the U.S. segment was $823,904, $(305,390) and $1,423,502, respectively, for the years ended May 31, 2000, 1999 and 1998 and for the foreign segment, losses of $(55,570), $(185,458) and $(84,760) respectively, for the same years.

        Long-term assets at May 31, 2000 and 1999 were $3,107,721 and $4,097,803 for the mechanical components segment and $477,367 and $676,682 for the laser measurement segment. Long-term assets at May 31, 2000 and 1999, were $3,489,686 and $4,654,796 for the U.S. segment and $95,402 and $119,689 for the foreign segment. Depreciation expense incurred during the years ended May 31, 2000, 1999 and 1998, by the mechanical components segment was $176,367, $194,541 and $206,335 respectively. The laser measurement segment incurred depreciation expense of $71,213, $99,972 and $140,893, for the years ended May 31, 2000, 1999 and 1998, respectively. Amortization expense incurred during the years ended May 31, 2000, 1999 and 1998 by the mechanical components segment was $20,000, $13,333 and $0 respectively. The laser measurement segment did not incur amortization expense for years 2000, 1999 and 1998. The U.S. segment incurred depreciation expense of $194,204 $221,295 and $276,102 during the years ended May 31, 2000, 1999 and 1998, respectively. The foreign segment incurred depreciation expense of $53,376, $73,218 and $71,126 respectively, for these same years. The U.S. segment incurred amortization expense of $20,000, $13,333 and $0 for the fiscal years ended May 31, 2000, 1999 and 1998. The foreign segment has not incurred amortization expense. Capital expenditures for the years ended May 31, 2000 and 1999, were $173,071 and $117,884 by the mechanical components segment and $17,015 and $1,496 by the laser measurement segment, respectively. Capital expenditures for the years ended May 31, 2000 and 1999, were $137,443 and $60,079 by the U.S. segment and $52,643 and $59,301 by the foreign segment, respectively.

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

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9

STOCK OPTIONS

Prior to 1995, the Company granted stock options to officers and employees of the Company. Stock options for up to 10% of the outstanding shares were eligible for grant provided the stock options for any one individual did not exceed 5% of the issued and outstanding shares of common stock. The purchase price of the optioned shares was equal to not less than the average closing price of the Company's common stock for the ten trading days immediately preceding the grant date of the stock options. The maximum term of each stock option did not exceed five years and all options were vested and exercisable upon grant. The outstanding options exercised in the fiscal year ended May 31, 1999 were held by officers/ employees who issued notes to the Company for the exercise price. During the year ended May 31, 2000, the Company and one of the officers/employees mutually agreed to terminate one of the notes. The note was secured by outstanding common stock of the Company that had been issued upon exercise of the stock options. In return for cancellation of the note, the officer/employee surrendered the shares that secured the note, with those shares subsequently cancelled. The remaining note matures on or before December 2000 ($586,500) and carries interest at the rate of 6% per annum. This note is reported as a reduction of stockholders equity.

        The Board of Directors adopted a 1995 Stock Option Plan on December 19, 1995 which plan was amended in August 1996 and restated in August 1998. An option granted under the Amended and Restated Stock Option Plan might be either an incentive stock option (ISO), or a nonstatutory stock option (NSO). ISOs may be granted only to employees of the Company and are subject to certain limitations, in addition to restrictions applicable to all stock options under the Plan. Options not meeting these limitations will be treated as NSOs. The purchase of ISOs is fair market value on the date of grant; the purchase price of NSOs may vary from fair market value. Vesting is at the discretion of the option committee of the Board of Directors but generally is on a cumulative basis over four years at 25% per year or 50% at grant date and 12.5% on each anniversary thereafter. The Company has 800,000 shares reserved for issuance under the stock option plan. The options expire in years 2006 through 2010.

        The following summarizes the options outstanding as of May 31, 2000:


                                  Options Prior to 1995    1995 Stock Option Plan
                              ---------------------------- -----------------------
                                                  Weighted               Weighted
                                                   Average              Average
                                                   Exercise             Exercise    Combined
                                        Shares      Price      Shares     Price      Shares
-------------------------------------------------------------------------------------------
Options outstanding, May 31, 1997       485,750     $1.79      282,250    $5.83     768,000
Options granted                              --        --      174,000    $6.62     174,000
Options exercised                            --        --      (15,750)   $5.71     (15,750)
Options forfeited/cancelled                  --        --     (151,250)   $7.93    (151,250)
-------------------------------------------------------------------------------------------
Options outstanding, May 31, 1998       485,750     $1.79      289,250    $5.22     775,000
Options granted                              --        --      589,250    $3.24     589,250
Options exercised                      (485,750)    $1.79           --       --    (485,750)
Options forfeited/cancelled                  --        --     (426,750)   $4.41    (426,750)
-------------------------------------------------------------------------------------------
Options outstanding, May 31, 1999            --        --      451,750    $3.02     451,750
Options granted                              --        --      179,000    $2.77     179,000
Options exercised                            --        --      (10,000)   $3.00     (10,000)
Options forfeited/cancelled                  --        --      (37,500)   $3.00     (37,500)
-------------------------------------------------------------------------------------------
Options outstanding May 31, 2000             --        --      583,250    $2.94     583,250
===========================================================================================
Options vested at May 31, 2000               --        --      278,625    $2.95     278,625
===========================================================================================


NOTES TO THE FINANCIAL STATEMENTS

        The Company has adopted the disclosure only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the stock option plans. Adjustments are made for options forfeited prior to vesting. For the years ended May 31, 2000, 1999 and 1998, total value of options granted was computed to be $473,460 $1,275,098 and $877,963, respectively, which would be amortized on a straight-line basis over the vesting period of the options. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for the awards in 2000, 1999 and 1998, consistent with the provisions of SFAS 123, the Company's pro forma net income (loss) for the years ended May 31, 2000, 1999 and 1998, would be $261,255, ($467,573) and $889,944, respectively. Pro forma basic (loss) earnings per share for the years ended May 31, 2000, 1999 and 1998 would be $03, ($.06) and $.13 respectively. Pro forma diluted (loss) earnings per share for the years ended May 31, 2000, 1999 and 1998 would be $03, ($.06) and $.12, respectively.

        Pursuant to SFAS 123, the fair value of each option granted is estimated on the date of the grant using the Black-Scholes option and pricing model. The weighted average assumptions used for fiscal 2000, 1999 and 1998 was a risk-free interest rate of 7.5% for 2000, 5.5% for 1999 and 7.5% for 1998, an expected dividend yield of 0% for all years, an expected life of 8 years for all periods, and a volatility of 132%, 65% and 52%, respectively.

        The effects of applying SFAS No. 123 in the proforma disclosure are not indicative of future amounts.

NOTE 10

COMPREHENSIVE OTHER LOSS


Years ended May 31,                          2000           1999
----------------------------------------------------------------
Net income (loss)                       $ 561,459      $(259,307)
Other comprehensive income (loss):
(Decrease) in fair market value of
  long-term investment, net of taxes     (925,000)            --
Foreign currency translation
  adjustment                              (69,902)       (54,073)
----------------------------------------------------------------
Total comprehensive loss                $(433,443)     $(313,380)
================================================================


The long-term investment is considered an "Available-for-sale security." As required under Statement of Financial Accounting Standards No. 115, all unrealized gains and losses, net of tax benefits, are included in Accumulated Other Comprehensive Income (Loss) and reported as a separate component of Other Comprehensive Income (Loss) in Stockholders' Equity until realized. The cumulative translation adjustment consists of unrealized gains/losses from translation adjustments on intercompany foreign currency transactions that are of a long-term investment nature.

NOTE 11

SUBSEQUENT EVENTS

Effective June 1, 2000, in a business combination accounted for as a purchase, the Company acquired Acuity Research, Incorporated. That company designs, assembles and markets precision dimensional laser measurement sensors. The Company issued 275,000 of its common shares (valued at approximately $750,000) in exchange for all of the outstanding stock of Acuity.

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information contains certain forward-looking statements that anticipate future trends or events. These statements are based on certain assumptions that may prove to be erroneous and are subject to certain risks including but not limited to the uncertainties of the Company's new product introductions, the risks of increased competition and technological change in the Company's industries and other factors detailed in the Company's SEC filings. Accordingly, actual results may differ, possibly materially, from the predictions contained herein.

        During fiscal 2000, the Company began to experience sales and profits from the new technology developed in fiscal 1999 while sales of existing products continued to grow. Sales of Balancing systems in the United States (exclusive of intercompany sales) approached record levels and were 7% above year ago levels while those in the Measurement markets increased 173% over those realized in fiscal 1999. Results in Europe were down as sales decreased 11% from prior fiscal year. This result is misleading, however, as sales in the last six months of fiscal 2000 exceed those in the same period of fiscal 1999. The overall result of these positive factors was net income of $561,459 ($0.07 per fully diluted share) or an increase of $820,766 ($0.10 per fully diluted share) over the net loss of $259,307 ($0.03 per fully diluted share) in fiscal 1999. The reasons for this significant change are summarized herein.

        In prior fiscal years, Management initiated an increase in its research and development efforts so the Company could introduce new products for both the laser measurement and mechanical balancer markets. The goal was expansion of established markets and achieving sales in new markets. Products developed and/or introduced in fiscal 2000 and 1999 were:

FOR BALANCING SYSTEMS SEGMENT
        1. The new SB-4500 controller
        2. The Acoustic Emissions Monitoring System (AEMS)
        3. The non-contact balance head
        4. Ring balancer for fan markets

FOR MEASUREMENT SYSTEMS SEGMENT
        1. Radial and Circumferential (RC) measurement systems
        2. Deep-Ultraviolet light (DUV) measurement systems

        Sales of these products helped achieve the expected improvement in sales in fiscal 2000, a level which approached Management's' expectations. These products, along with others currently under development, are expected to provide increasing sales for the company in the future.

        Sales outside the United States accounted for approximately 24% of the Company's revenues in fiscal 2000, 48% in fiscal 1999 and 29% in fiscal 1998. Some foreign customers purchase in their own country's currencies, thereby imposing on the Company a currency risk. All U.S. sales (76% of total sales in fiscal 2000) were in U.S. dollars and the remaining fiscal 2000 sales were in currencies other than U.S. dollars. To date, currency fluctuations have had little impact on revenue realization. However, significant variations in the value of the U.S. dollar, relative to currencies of countries in which the Company has significant competitors, can impact future sales. The Company does not engage in currency hedging. In addition, the longer payment cycles of international sales can have a negative impact on liquidity. The Company believes international sales will continue to grow in future periods.

        A substantial portion of the Company's revenues is derived from sales to end users through selling agents and directly to builders of machine tools. The Company is dependent on the sales activities of its selling agents, and there can be no assurance these agents will continue to be successful in their efforts to market the Company's products. The Company enjoys substantial repeat business from a broad base of customers, but there is no assurance these customers will continue to buy the Company's products.

        For fiscal years 2000 and 1999, sales to a single customer did not exceed 10% of total revenues while in fiscal 1998, 24% of consolidated sales were with one customer. In fiscal 1997 the Company entered into a strategic partnership with Veeco Instruments Inc. (NASDAQ:VECO) to act as the exclusive sales and marketing agent for SMS's laser light scatter products. In fiscal 1999, Schmitt and Veeco reached a mutual decision to terminate the relationship, as sales by that entity had dropped dramatically.

        The decrease in revenues in fiscal 1999 occurred exclusively in the laser Measurement products segment where the volume of product shipments declined as a result of the drop in business in the technology industry, primarily disk drive manufacturers. Increased revenues during fiscal 2000 principally resulted from increased volume of product shipments as that industry begins to recover. Product improvements and available features have resulted in modestly increased average product prices.

[Graph]

MANAGEMENT'S DISCUSSION AND ANALYSIS

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

RESULTS OF OPERATIONS

Sales in fiscal 2000 increased to $8,854,256 from $7,957,723, but were lower than sales of $10,626,084 in fiscal 1998. Worldwide sales of Schmitt Balancing products in fiscal 2000 remained about the same at $7,245,689 from $7,377,879 in fiscal 1999 and $7,532,112 in fiscal 1998. Schmitt Measurement System (SMS) sales increased to $1,608,567 from $579,844 in fiscal 1999, but were down from sales of $3,093,972 in fiscal 1998. The net income for fiscal 2000 of $561,459 compares to a net loss for fiscal 1999 of $259,307 and net income for fiscal 1998 of $1,250,115. The improvement in fiscal 2000 was attributable to increased sales in the measurement segment and a reduction in operating expenses as a percentage of sales.

[Graph]

        Historically the Company has enjoyed a high gross profit margin in excess of 50% on its SBS Dynamic Balancing products and 60% on its SMS Measurement products. Fiscal year 2000 gross profits totaled 56%. Cost of sales as a percentage of sales for fiscal 2000, 1999 and 1998 was 44%, 52% and 44% respectively. Margins in fiscal 1999 had declined slightly for balancer products from increased competitive pressures in all markets. However, with improvements to existing products and new technology, these results improved in fiscal 2000 and should improve even further beyond that date. This is demonstrated by the fact that margins of Balancing products increased to 53% from 48% in 1999 and approached the margin of 56% realized in fiscal 1998. Margins of Measurement products increased to 70% from 45% and 57% in fiscal 1999 and 1998 respectively. The increase occurred as the higher sales provided for increased absorption of manufacturing labor costs. Management expects the trends in sales and profits of both the balancer and Measurement products to increase slightly during fiscal 2001. No assurances can be made that the Company will be profitable or will generate increased sales in future time periods.

        General, administrative and sales expenses as a percentage of net sales were 43% in fiscal 2000 compared to 48% in fiscal 1999 and 40% in fiscal 1998. In terms of dollars, these expenses were $3,809,976, $3,841,155 and $4,275,059 in fiscal 2000, 1999 and 1998 respectively. The reduction in expenses in fiscal 2000, despite increasing sales, resulted from a concerted effort by Management to decrease expenses. In future fiscal periods, Management believes the Company's costs will not increase at the same rate that sales are anticipated to increase, although there can be no such assurance.

        Research and development expenses as a percentage of net sales were 4.3% in fiscal 2000 compared to 5.8% in fiscal 1999 and 3.6% in fiscal 1998. In terms of dollars, these expenses were $380,601, $462,136 and $379,798 in fiscal 2000, 1999 and 1998 respectively. The Company began a major research and development program in fiscal 1998 to develop products that will expand its market base and reduce reliance on historic market segments. This development program will continue in future fiscal periods, with expenditures as a percentage of sales expected to approximate those levels expended in fiscal 2000. The Company's future operating results depend, to a considerable extent, on its ability to maintain a competitive advantage in both the products and services it provides. For this reason, Management believes future investments in research and development are critical to ensure the flow of innovative, productive, high-quality products and support services. Accordingly, Management expects to place a high priority on research and development projects in the future.

        The company realized net income of $561,459 in fiscal 2000 compared to a net loss of $259,307 in fiscal 1999 and net income for fiscal 1998 of $1,250,511. Diluted net income per share was $0.07 compared to a net loss per basic share of $(0.03) in fiscal 1999 and diluted net income per share of $0.17 in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition remains very strong, with a ratio of current assets to current liabilities of 8.9 to 1 at May 31, 2000 compared to
9.4 to 1 at May 31, 1999 and 7.3 to 1 at May 31, 1998. As of May 31, the Company had $1,264,475 in cash compared to $268,888 at May 31, 1999.

        The accounts receivable balance at May 31, 2000 was $1,377,422 compared to $1,423,611 at May 31, 1999. This

MANAGEMENT'S DISCUSSION AND ANALYSIS

change from prior years is not significant as accounts receivable in fiscal 2000 turned at 6.3 times per year compared to 6.1 times in fiscal 1999. At May 31, 2000, none of the Company's accounts receivable were considered a doubtful collection. The Company generally experiences a payment cycle of 30-80 days on invoices. Management believes its credit and collection policies are effective and appropriate for the marketplace and the Company has had no significant bad debt write-offs since its inception in 1986. There can be no assurance that the Company's collection procedures will continue to be successful.

        Working capital increased slightly to $6,542,983 at May 31, 2000 from $5,812,075 at May 31, 1999. During fiscal 2000 and 1999, the Company spent $190,086 and $119,380 respectively to acquire certain worldwide corporate assets of property and equipment to assist in production and product development. Although the Company has no current material commitments for capital expenditures, product development to extend SBS and SMS products to new markets is expected to result in increased capital expenditures for equipment in fiscal 2001.

[Graph]

        The Company maintains levels of inventory sufficient to satisfy normal customer demands, plus an increasing short-term delivery requirement for a majority of its products. Management believes its ability to provide prompt delivery gives it a competitive advantage for certain sales. Additionally, inventories are periodically adjusted according to Management's forecast for future business activity. It is expected that current inventory levels will decrease as market conditions improve in the technology industry (disk drive and silicon wafer segments) and new products are introduced. Despite the introduction of new products, this new technology will utilize existing raw materials, thereby mitigating the level of additional inventory purchases in fiscal 2001 and beyond. The average finished goods inventory turnover ratio for fiscal 2000 and 1999 was 0.9 and 1.0 times, respectively.

        In fiscal 1999, officers/employees exercised stock options for 485,750 shares at an average exercise price of $1.79 per share. The officers/employees issued notes to the Company for the exercise price. During the year ended May 31, 2000, the Company and one of the officers/employees mutually agreed to terminate one of the notes. The note was secured by 192,500 shares of outstanding common stock of the Company that had been issued upon exercise of the stock options. In return for cancellation of the note, the officer/employee surrendered the shares that secured the note, with those shares subsequently cancelled. The remaining note matures on or before December 2000 and carries interest at the rate of 6% per annum. The notes are reported as a reduction of stockholders' equity.

        Also in fiscal 1999, the Company issued 610,000 shares of its common stock to acquire 1,375,716 shares or approximately 19.5% of the then outstanding shares of Air Packaging Technologies, Inc. (APTI). That company is engaged in the design, manufacture, marketing and sales of "Air Box" patented packaging systems used in the semiconductor, electronic, medical and dental markets worldwide. The Company made this investment as the philosophy of APTI is similar to its own--to provide products that make its customers more profitable either through increased productivity or reduced operating costs. At May 31, 2000, the fair market value of this investment had declined to an amount below the acquisition value. Management does not believe this decline is permanent in nature.

        The acquisition of SMS in fiscal 1995 resulted in a tax loss carryforward in excess $5 million, which is available to offset earnings from SMS through the year 2009. As of May 31, 2000, approximately $2.4 million of these losses remain.

        During the year ended May 31, 2000, the Company completed its planned Year 2000 compliance activities with respect to products, internal systems, software, equipment and facilities. To date, the Company has not encountered any material Year 2000 problems with respect to any products, internal systems, software, equipment and facilities nor has it encountered any vendor supply disruptions related to Year 2000 problems.

        Management believes its cash flows from operations, available credit resources and its cash position will provide adequate funds on both a short-term and long-term basis to cover currently foreseeable debt payments, lease commitments and payments under existing and anticipated supplier agreements. Management believes that such cash flow (without the raising of external funds) is sufficient to finance current operations, projected capital expenditures, anticipated long-term sales agreements and other expansion-related contingencies during fiscal 2001.

[Graph]

SUMMARIZED QUARTERLY FINANCIAL DATA


In thousands, except per share information (unaudited)

2000 QUARTER ENDED              August 31     November 30    February 29          May 31
----------------------------------------------------------------------------------------
Sales                              $2,013          $2,343         $2,543          $1,955
Gross profit                       $1,056          $1,286         $1,483          $1,134
Net income (loss)                     $85            $148           $261             $67
Net income per share, basic         $0.01           $0.02          $0.03           $0.01
Net income per share, diluted       $0.01           $0.02          $0.03           $0.01
Market price of common stock
  Low                               $2.50           $2.38          $2.06           $2.44
  High                              $3.56           $3.38          $3.75           $3.69
========================================================================================
1999 Quarter Ended              August 31     November 30    February 28          May 31
----------------------------------------------------------------------------------------
Sales                              $1,985          $2,162         $1,767          $2,044
Gross profit                         $962            $986           $998            $868
Net income (loss)                    $(51)          $(116)           $17           $(109)
Net income per share, basic        $(0.01)         $(0.02)         $0.00          $(0.01)
Net income per share, diluted      $(0.01)         $(0.02)         $0.00          $(0.01)
Market price of common stock
  Low                               $3.88           $3.13          $3.00           $1.94
  High                              $6.38           $5.00          $4.38           $4.00
========================================================================================


COMMON STOCK INFORMATION AND DIVIDEND POLICY

As of July 15, 2000, there were 7,963,889 shares of Common Stock outstanding held by approximately 130 holders of record. The number of holders does not include individual participants in security position listings. Management estimates that there are over 2,500 shareholders who own the Company's stock.

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

SELECTED FINANCIAL DATA


In thousands, except per share information

Year Ended May 31                                    2000            1999            1998            1997            1996
-------------------------------------------------------------------------------------------------------------------------
Sales                                             $ 8,854         $ 7,958         $10,626         $10,542          $7,080
Net income (loss)                                 $   561         $  (259)        $ 1,250         $ 1,725          $1,217
Net income (loss)per share, basic                 $  0.07         $ (0.03)        $  0.18         $  0.25          $ 0.18
Weighted average number shares, basic               8,104           7,592           7,091           7,031           6,888
Net income (loss) per share, diluted              $  0.07         $ (0.03)        $  0.17         $  0.23          $ 0.16
Weighted average number shares, diluted             8,607           7,592           7,456           7,562           7,417
Stockholders' equity                              $10,128         $10,587         $ 8,688         $ 7,429          $4,887
Total Assets                                      $10,953         $11,282         $ 9,619         $ 8,515          $5,986
=========================================================================================================================


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Schmitt Industries,
Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Schmitt Industries, Inc. and its subsidiaries at May 31, 2000 and May 31, 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
Portland, Oregon
July 14, 2000

SCHMITT INDUSTRIES

CORPORATE OFFICES
Schmitt Industries, Inc.
2765 NW Nicolai St.
Portland, OR 97210
Phone: (503) 227-7908
Fax: (503) 223-1258
www.schmitt-ind.com



ANNUAL MEETING

The annual meeting of shareholders will be held Friday, September 29, 2000 at 3:00 p.m. at the Corporate Offices.

TRANSFER AGENT & REGISTRAR

Interwest Transfer Company
Salt Lake City, Utah U.S.A.

BANKING REFERENCE

Wells Fargo Bank
Portland, Oregon U.S.A.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

PricewaterhouseCoopers, LLP
Portland, Oregon U.S.A.

STOCK LISTING

NASDAQ National Market
Symbol: SMIT

OFFICERS

Wayne A. Case
PRESIDENT AND CHIEF EXECUTIVE OFFICER

David W. Case
VICE PRESIDENT OF OPERATIONS

Robert C. Thompson
CHIEF FINANCIAL OFFICER

Linda M. Case
CORPORATE SECRETARY

DIRECTORS

Wayne A. Case
PRESIDENT AND CHIEF EXECUTIVE OFFICER
SCHMITT INDUSTRIES

Maynard Brown
PARTNER, BROWN MCCUE, ATTORNEYS

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